File No. 024-12515

Preliminary Offering Circular dated November 5, 2024

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the Offering Statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.

Remark Holdings, Inc.

AS MANY AS 750,000 SHARES

of

Series B 15% Cumulative Redeemable Perpetual Preferred Stock

This is a public offering of securities (the “Offering”) of Remark Holdings, Inc., a Delaware corporation (“Remark”, the “Company”, “we”, “us”, or “our”). The Offering is for as many as 750,000 Shares (the “Maximum Offering”) of Series B 15% Cumulative Redeemable Perpetual Preferred Stock, stated value $100.00 per share (the “Series B Preferred Stock” or the “Shares”) at an offering price of $100.00 per Share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “Commission” or the “SEC”). See “Description of Securities”. The Series B Preferred Stock is a new issuance with no prior trading market.

Commencing on the date of issuance of shares of Series B Preferred Stock (as applicable, the “Issue Date”), dividends shall accrue on the Series B Preferred Stock daily and shall be cumulative from, and including, the applicable Issue Date, and shall be payable to the holders of the Series B Preferred Stock (the “Series B Preferred Stockholders”) on a quarterly basis in arrears, on or after the 15th day after the end of each quarter (each, a “Dividend Payment Date”) as such holders appear on our stock records at the close of business on the last day of the preceding fiscal quarter, regardless of whether a business day. Dividends will be payable out of amounts legally available at a rate equal to 15% per annum per $100.00, the stated value per share. We will reserve an amount (the “Dividend Reserve”) equal to the first two (2) years of dividend payments (“Dividend Escrow Period”) from the proceeds we receive from each closing of this Offering in a separate cash account we will maintain (the “Dividend Payment Account”).

Commencing on the date that is two (2) years from each respective Issue Date (the “Redemption Period Start Date”), we may redeem, at our option, the shares of Series B Preferred Stock, in whole or in part, at a cash redemption price equal to $100.00 per share, plus all accrued and unpaid dividends to, but not including the redemption date. Commencing on the Redemption Period Start Date, any dividends that we do not pay as they become due shall become a cumulative debt of Remark and will be automatically paid from the amount of any capital raise by Remark that exceeds $1.5 million. The Series B Preferred Stock has no stated maturity, shall not be subject to any sinking fund or other mandatory redemption, and shall not be convertible into or exchangeable for any of our other securities. Holders of the Series B Preferred Stock will have no voting rights, except as may be set forth in this Offering Circular.

The Offering will commence on the date of this Offering Circular and terminate on the earlier of (i) the date on which the Maximum Offering is sold, (ii) the date that is three (3) years from the date of qualification of this Offering Statement; or (iii) when we elect to terminate the Offering for any reason (in each such case, the “Termination Date”). To subscribe for Shares in this Offering, see the subsection entitled Procedures for Subscribing in “Distribution”. At least every twelve (12) months after this Offering has been qualified by the Commission, Remark will file a post-qualification amendment to include its recent financial statements over a maximum period of three (3) years, starting from the date of qualification of this Offering Statement.

These securities are speculative securities. Investment in Remark’s securities involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors”.

We will offer our Shares on a best-efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, we shall immediately deposit said proceeds into our bank account and may dispose of the proceeds in accordance with the section “Use of Proceeds”.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. All proceeds we receive from subscribers for this Offering will be available for our use upon our acceptance of subscriptions for the Shares.

Sale of the Shares will commence within two calendar days of the qualification date, and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F). Remark is using the Offering Circular format in its disclosure in this Offering Circular.

Offering the Shares on a “best-efforts” basis means that our Officers will use their commercially reasonable best efforts to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth. Different rules may apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Remark is a holding company, incorporated in Delaware, that conducts operations through its wholly-owned subsidiaries. The majority of our business is currently conducted by our operating subsidiaries formed in and located in the United States and the United Kingdom. Prior to 2024, a substantial portion of our revenue from operations was generated by our operating subsidiaries formed in and located in China, but we began to reduce our operations in China during the fourth quarter of 2023 such that we expect our operating subsidiaries formed in and located in China will generate a minimal portion, if any, of our business in 2024 and beyond. For a further description of China-related risk, see “Risk Factors - Risks Relating to Our Historical Operations in China”.

We help fund the operations of our subsidiaries as necessary by making capital contributions or cash advances to them after obtaining cash pursuant to debt or equity financing transactions. Neither Remark nor any of its subsidiaries has either recorded material amounts of intercompany revenue between each other or recorded any loans between each other. As of the date of this Offering Circular, none of our subsidiaries have made any dividends or distributions to us, though our U.S.-based subsidiaries occasionally repay cash advances to Remark. Given our reduction of operations at our China subsidiaries and the limited amount of cash at such subsidiaries, we do not expect material amounts of cash to be transferred out of those subsidiaries to us or any of our non-China-based subsidiaries, and we do not intend to distribute earnings or settle any amount owed, if any, pursuant to the prior variable-interest-entity agreements under which we controlled what are now our China subsidiaries between 2014 and late 2021.

Our auditor, Weinberg & Company, an independent registered public accounting firm headquartered in the United States, is currently subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections and has been inspected by the PCAOB on a regular basis. However, if the PCAOB is unable to inspect Weinberg & Company’s work papers in the future, whether as a result of a position taken by an authority in a foreign jurisdiction or other reason, the SEC could prohibit our equity shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”). The cessation of trading of our equity shares, or the threat of such cessation, may materially and adversely affect the value of your investment. See “Summary - Holding Foreign Companies Accountable Act”.

Investing in our Shares involves a high degree of risk. See “Risk Factors” for a discussion of certain risks that you should consider in connection with an investment in our Shares.

	Per Share	Total Maximum
Public offering price (1)	$100.00	$75,000,000
Less: introduction fees (2)	7.00	5,250,000
Net Offering Proceeds (3)	$93.00	$69,750,000
Less: Dividend Reserve	30.00	22,500,000
Net Offering Proceeds to Remark	$63.00	$47,250,000

(1)	We are offering the Shares on a continuous, “best efforts” basis primarily through introductions from registered broker-dealers. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, we shall immediately deposit said proceeds into our bank account and may dispose of the proceeds in accordance with the section “Use of Proceeds”. See also “Distribution”.

(2)	This represents the fee payable to any registered broker-dealers equal to seven percent (7%) of the public offering price from sales to investors in this Offering who are introduced to us by such registered broker-dealers. The amount in this line item assumes all sales of Shares are subject to an introduction fee.

(3)	This amount does not include total offering expenses, which are estimated to be approximately $50,000 and include legal and professional fees and miscellaneous expenses, regardless of how many Shares we sell.

Currently, our common stock is quoted in the over-the-counter under the symbol “MARK” in the OTCQX market. On October 31, 2024, the closing price of our common stock was $0.12 per share.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular is [●], 2024

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This Offering Circular is part of an Offering Statement that we filed with the SEC using a continuous offering process. Periodically, we may provide a Supplement to the Offering Circular that would add, update or change the information contained in this Offering Circular. We may also file a post-qualification amendment (“PQA”) to reflect any facts or events arising after qualification of the Offering Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Offering Statement. Any statement that we make in this Offering Circular (as well as the Offering Statement of which it is a part) will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement or PQA. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.

The Offering Statement and all supplements and PQAs that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

In this Offering Circular, unless the context indicates otherwise, references to “Remark,” “we,” the “Company,” “our” and “us” refer to the activities of and the assets and liabilities of the business and operations of Remark Holdings, Inc. and its subsidiaries.

i

Set forth below is a summary of the Risk Factors That Affect Our Business and the Offering

Risks Relating to Our Business and Industry

●	Laws and regulations concerning data privacy are continually evolving. Failure to comply with these laws and regulations could harm our business.

●	Our continuous access to publicly-available data and to data from partners may be restricted, disrupted or terminated, which would restrict our ability to develop new products and services, or to improve existing products and services, which are based upon our AI platform.

●	Our AI software and our application software are highly technical and run on very sophisticated third-party hardware platforms. If such software or hardware contains undetected errors, our AI solutions may not perform properly and our business could be adversely affected.

●	Our Business And Operations Would Suffer In The Event Of System Failures.

●	We Are Increasingly Dependent On Information Technology, And Our Systems And Infrastructure Face Certain Risks, Including Cybersecurity And Data Leakage Risks.

●	Our Outstanding Senior Secured Loan Agreements Contain Certain Covenants That Restrict Our Ability To Engage In Certain Transactions And May Impair Our Ability To Respond To Changing Business And Economic Conditions.

●	Unauthorized Use Of Our Intellectual Property By Third Parties, And The Expenses Incurred In Protecting Our Intellectual Property Rights, May Adversely Affect Our Business.

●	We May Be Subject To Intellectual Property Infringement Claims, Which May Force Us To Incur Substantial Legal Expenses And, If Determined Adversely Against Us, Materially Disrupt Our Business.

●	We Face Intense Competition From Larger, More Established Companies, And We May Not Be Able To Compete Effectively, Which Could Reduce Demand For Our Services.

●	If We Do Not Effectively Manage Our Growth, Our Operating Performance Will Suffer And Our Financial Condition Could Be Adversely Affected.

Risks Relating to our Company

●	We have a history of operating losses and we may not generate sufficient revenue to support our operations.

●	We may not have sufficient cash to repay our outstanding senior secured indebtedness.

●	We are dependent on a small number of customers for a large percentage of our revenue.

●	Our independent registered public accounting firm’s reports for the fiscal years ended December 31, 2023 and 2022 have raised substantial doubt regarding our ability to continue as a “going concern.”

●	We continue to evolve our business strategy and develop new brands, products and services, and our future prospects are difficult to evaluate.

Risks Relating to this Offering and Ownership of the Series B Preferred Stock

●	We are establishing the Dividend Payment Account to hold the first two years of dividend payments for the holders of our Series B Preferred Stock, but after the Dividend Payment Escrow Period has expired, we may not be able to pay dividends on the Series B Preferred Stock unless we have sufficient cash on hand and meet certain financial and solvency requirements of Delaware law relating to the payment of dividends.

●	The Series B Preferred Stock ranks junior to all of our indebtedness and other liabilities.

●	The Dividend Payment Account could be subject to the claims of creditors.

●	There is no established market for our Series B Preferred Stock, and no assurances that a market will develop and be sustained.

●	We may issue additional shares of Series B Preferred Stock and additional series of preferred stock that rank on parity with the Series B Preferred Stock as to dividend rights and rights upon liquidation.

●	If we redeem the Series B Preferred Stock, investors will no longer be entitled to dividends.

●	If you purchase the Shares, you will have no voting rights except for extremely limited voting rights for the Series B Preferred Stock.

●	The Series B Preferred Stock is not convertible into our common stock.

●	We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

●	A significant number of additional shares of our common stock may be issued under the terms of existing securities, which issuances would substantially dilute existing stockholders and may depress the market price of our common stock.

●	We currently do not have sufficient authorized shares of our common stock to issue the number of shares of our common stock required under current agreements, exposing us to liability and requiring us to either increase our authorized shares of common stock or execute a reverse stock split.

●	Provisions in our amended and restated certificate of incorporation (our “Charter”) and under Delaware law could make an acquisition of Remark more difficult, which acquisition may be beneficial to stockholders.

Risks Relating to Our Historical Operations in China

●	Uncertainties with respect to the Chinese legal system could adversely affect us.

●	Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditors, and as a result, OTC Markets may determine to delist our securities.

While our shares of our common stock are quoted on the OTCQX, we are required to remain current in our filings with the SEC for our shares of common stock to remain quoted on the OTCQX and not be moved to the OTC Pink Market.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions, and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Shares. You should carefully read the entire Offering Circular, including the risks associated with an investment in Remark discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Remark Holdings, Inc., incorporated in Delaware and based in Nevada, along with its subsidiaries (“Remark”, the “Company”, “we”, “us”, or “our”) constitute a diversified global technology business with leading AI-powered analytics, computer vision and smart agent solutions, delivered via an integrated suite of AI tools that help organizations understand their customer demographics and behavior while monitoring, understanding, and acting on potential security threats in real-time.

In providing services to our customers, we neither collect or store the personal data of any individual nor collect or store sensitive customer data, and all of our data is maintained on servers based in the U.S. or U.K. We train all our AI models on our FastAI model-training platform, which our experience indicates that, on average, requires approximately 80% fewer samples to be labeled during testing and approximately 60% less training time, resulting in more than a 50% reduction in AI model training cost and in fast turn-around/delivery times.

More than one billion security cameras have been installed worldwide, most of which we believe lack any form of AI-based analytical ability and will need to be upgraded with such ability, leading to what we believe can be a potential total addressable market annually of about $120 billion. If we can ramp up over five years to garner only about one percent of such potential total addressable market, the recurring revenue stream would approximate $1.2 billion per year. There can be no assurance, however, that we will be able to achieve a 1% market share and generate significant revenue.

The primary focus of our business is promoting and facilitating the safety of our customers and their customers through our Smart Safety Platform (the “SSP”). The SSP can be deployed on anything configured with a camera such that a video feed is provided, including a motor vehicle, an unmanned aerial vehicle (“UAV”, i.e., a drone), a humanoid robot or other robotic device, in addition to being installed in video cameras on stationary mounts or on mobile mounts such as our Mobile Sentry unit. We have already successfully deployed versions of our AI software on robots and we continue to develop such capability, such that soon we expect to be able to port versions of our AI software onto more advanced humanoid robots.

The Mobile Sentry is a wheelable, trailer-style, solar-powered video analytics unit with a telescoping mast on which high-quality cameras and other devices can be mounted to provide robust security and public safety functionality. The Mobile Sentry is an example of how we incorporate the SSP into modern IT architectural concepts, including edge computing, cloud computing and microservice architectures.

We have worked to reduce our operations in China until such operations are insignificant to our business, while expanding our sales in the Americas, the U.K. and Europe, parts of Asia outside of China and in other parts of the world. Our products and solutions target customers in the retail, construction, public safety, workplace safety and public sector/government markets. During the second quarter of 2024, we completed a large project for the Clark County School District in Nevada, and we expect additional orders from that client in the near future. We are also in the late stages of bidding on contracts with a large municipality in the U.S. and expect to make an announcement in late 2024.

We believe we can more rapidly and more efficiently develop and increase our market presence in the various industries that we have identified as being most important by establishing business relationships with channel partners. To that end, we already have sales and marketing relationships with Microsoft, Oracle, Intel and NVIDIA which will provide us with access to their respective online marketplaces and to their worldwide salesforces, which will be incentivized to sell our solutions. We will continue working to establish additional such channel partners in the future.

We were originally incorporated in Delaware in March 2006 as HSW International, Inc., we changed our name to Remark Media, Inc. in December 2011, and as our business continued to evolve, we changed our name to Remark Holdings, Inc. in April 2017.

Our fiscal year-end date is December 31.

Our corporate headquarters, which houses administrative, research and development and operations functions, is based at 800 S. Commerce St., Las Vegas, Nevada 89106, while we also maintain technical and research and development teams in London, England and a customer support team that covers Asia from Chengdu, China. Our telephone number is (702) 701-9514 and our e-mail address is ir@remarkholdings.com.

We help fund the operations of our subsidiaries as necessary by making capital contributions or cash advances to them after obtaining cash pursuant to debt or equity financing transactions. Neither Remark nor any of its subsidiaries has either recorded material amounts of intercompany revenue between each other or recorded any loans between each other. As of the date of this Offering Circular, none of our subsidiaries have made any dividends or distributions to us, though one of our U.S.-based subsidiaries repaid cash advances to us totaling approximately $1.0 million that were initially made by the Remark in 2022 and 2023. During each of 2022 and 2023, Remark contributed capital of approximately $1.5 million to our U.K. subsidiary, while in 2024 such capital contribution was approximately $1.8 million. We also provided cash advances to our China subsidiaries in 2022 totaling approximately $2.2 million. Given our reduction of operations at our China subsidiaries and the limited amount of cash at such subsidiaries, we do not expect material amounts of cash to be transferred out of those subsidiaries to us or any of our non-China-based subsidiaries, and we do not intend to distribute earnings or settle any amount owed, if any, pursuant to the prior variable-interest-entity agreements under which we controlled what are now our China subsidiaries between 2014 and late 2021.

We do not incorporate the information on or accessible through our website into this Offering Circular, and you should not consider any information on, or that can be accessed through, our websites a part of this Offering Circular.

Historical Operations in China and Risks Related to the China Operations

During 2022 and 2023, our wholly-owned operating subsidiaries in China collectively generated a substantial portion of our revenue from operations. In the fourth quarter of 2023, we began reducing our staff at our wholly-owned operating subsidiaries in China until we had reduced from an aggregate of more than 50 employees to an aggregate of five employees as of the date of this Offering Circular. The reduction in operations initially resulted from the slow economic recovery in China after the Covid-19 pandemic and then also from increased political tension between the U.S. and China and deteriorating business conditions. Though we had been expecting to maintain a sufficient minimized presence in China to continue completing projects in that country, we determined in the month leading up to the date of this Offering Circular that the political tension between the U.S. and China would not ease quickly or sufficiently for us to maintain significant operations in China, such that we no longer expect to earn significant amounts of revenue from our wholly-owned operating subsidiaries in China in 2024 and beyond.

We do not require permission from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”) or any other Chinese authority to conduct our operations, and since we no longer expect significant operations in China, there is minimal risk to Remark if we incorrectly concluded that we did not require permissions from the CSRC, the CAC or any other Chinese authority. As of the date of this Offering Circular, we have neither been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor received any inquiry, notice or sanction, and no relevant laws or regulations in China explicitly require us to seek approval from the CSRC for any securities listings.

We could be subject to certain legal risks associated with having had a significant portion of our historical operations in China. Chinese laws and regulations are sometimes vague and uncertain, resulting in a risk that we could potentially be subject to liability for any actions we took while we conducted significant business activities in China. Such a risk could result in a material adverse effect on our operating results and our stock price.

For a further description of such China-related risk, see “Risk Factors - Risks Relating to Our Historical Operations in China”.

Holding Foreign Companies Accountable Act

The HFCA Act was enacted on December 18, 2020, and states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. The Consolidated Appropriations Act, 2023, which was signed into law on December 29, 2022, amended the HFCA Act to reduce the number of consecutive non-inspection years required to trigger the trading prohibition under the HFCA Act from three years to two years.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by Chinese and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. In view of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCA Act. Each year, the PCAOB will reassess its determinations on whether it can inspect and investigate completely audit firms in China, and if, in the future, the PCAOB determines it cannot do so, or if Chinese authorities do not allow the PCAOB complete access for inspections and investigations for two consecutive years, companies engaging China-based public accounting firms would be delisted pursuant to the HFCA Act.

Our auditor, Weinberg & Company, an independent registered public accounting firm headquartered in the United States, is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. However, if the PCAOB is unable to inspect Weinberg & Company’s work papers in the future, whether as a result of a position taken by an authority in a foreign jurisdiction or other reason, the SEC could prohibit our equity shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States pursuant to the HFCA Act. The cessation of trading of our equity shares, or the threat of such cessation, may materially and adversely affect the value of your investment.

Dividends

Commencing on each Issue Date, dividends shall accrue on the Series B Preferred Stock daily and shall be cumulative from, and including, the applicable Issue Date, and shall be payable to the Series B Preferred Stockholders on a quarterly basis in arrears, on or after the 15th day after the end of each quarter as such holders appear on our stock records at the close of business on the last day of the preceding fiscal quarter, regardless of whether a business day. Dividends will be payable out of amounts legally available at a rate equal to 15% per annum per $100.00, the stated value per share. We will reserve an amount in the Dividend Escrow Account equal to the first two (2) years of dividend payments from the proceeds from each closing of this Offering in a separate cash account we maintain.

Commencing two (2) years from each respective Issue Date, any dividends that we do not pay as they become due shall become a cumulative debt of Remark to be automatically paid from any proceeds in any capital raise by Remark in which the offering proceeds exceed $1.5 million.

Holders

As of the date of this Offering Circular, there were no holders of, the Series B Preferred Stock.

Trading Market

Our common stock is quoted in the OTCQX Best Market under the stock symbol “MARK.”

THE OFFERING

Issuer:	Remark Holdings, Inc

Securities offered:

As many as 750,000 shares of Series B15% Cumulative Redeemable Perpetual Preferred Stock having a stated value of $100.00.

The shares of Series B Preferred Stock and the Warrants comprising the Shares are immediately separable upon issuance and will be issued separately upon the closing.

Offering Price:	$100.00 per Share

Trading Market:	The Series B Preferred Stock is a new issuance with no prior trading markets.

Dividends:

Commencing on the date of each issuance of shares of Series B Preferred Stock (as applicable, the “Issue Date”), dividends shall accrue on the Series B Preferred Stock daily and shall be cumulative from, and including, the applicable Issue Date, and shall be payable to the holders of the Series B Preferred Stock (the “Series B Preferred Stockholders”) on a quarterly basis in arrears, on or after the 15th day after the end of each quarter (each, a “Dividend Payment Date”) as such holders appear on our stock records at the close of business on the last day of the preceding fiscal quarter, regardless of whether a business day. Dividends will be payable out of amounts legally available at a rate equal to 15% per annum per $100.00, the stated value per share.

Commencing two (2) years from each Issue Date, any dividends that we do not pay as they become due shall become a cumulative debt of Remark to be automatically paid upon any capital raise by Remark that exceeds $1.5 million.

Dividend Payment Account:

At each closing of the Offering, an amount equal to the first two years of dividend payments, or $30.00 per share (the “Dividend Reserve”), for the Series B Preferred Stock, will be retained from the proceeds from this Offering in a separate cash account we maintain (the “Divided Payment Account”). Subject to compliance with Delaware law and any other applicable requirements, we will make dividend distributions from the Dividend Payment Account to the holders of the Series B Preferred Stock on a quarterly basis for the next (2) years.

We will invest the proceeds of the Dividend Payment Fund in various capital preservation instruments, such as short-term, investment grade, interest-bearing securities and (or) money-market funds. Any investment income earned from the Dividend Payment Account will be remitted to Remark to use for working capital or general corporate purposes, provided that the Dividend Payment Account has sufficient funds to pay all dividends due to the holders of the Series B Preferred Stock during the two (2)-year period after the close of the Offering.

Maturity, Sinking Fund, and Mandatory Redemption:	The Series B Preferred Stock has no stated maturity, shall not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

Optional Redemption:	Commencing on the date that is two (2) years from each respective Issue Date (the “Redemption Period Start Date”), we may redeem, at our option, the shares of Series B Preferred Stock, in whole or in part, at a cash redemption price equal to $100.00 per share, plus all accrued and unpaid dividends to, but not including, the redemption date. See “Description of Securities – Redemption” for further details.

Ranking:	The Series B Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities on parity with all equity securities issued by us with terms specifically providing that those equity securities rank on parity with the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries. See “Description of Securities – Ranking” for further information.

Limited Voting Rights:	Holders of Series B Preferred Stock will have no voting rights except for the limited instances where the Series B Preferred Stock may vote. See “Description of Securities – Voting Rights” for further information.

Use of Proceeds:	After escrowing the Dividend Reserve, we intend on using the net proceeds from this Offering for working capital and general corporate purposes. See “Use of Proceeds” for further information.

Terms of the Offering:

The Offering will commence on the date of this Offering Circular and terminate on the earlier of (i) the date on which the Maximum Offering is sold, (ii) the date that is three (3) years from the date of qualification of this Offering Statement; or (iii) when we elect to terminate the Offering for any reason (in each such case, the “Termination Date”). To subscribe for Shares in this Offering, see “Distribution – Procedures for Subscribing”. At least every twelve (12) months after the date this Offering has been qualified, Remark will file a post-qualification amendment to include its recent financial statements over a maximum period of three (3) years.

We expect to have multiple closings of this Offering prior to the Termination Date. We have not retained a placement agent, underwriter, or broker-dealer with respect to this Offering and are not paying any underwriting discounts or commissions, except that we may pay a cash fee payable to any registered broker-dealers equal to seven percent (7%) of the gross proceeds from sales to investors in this Offering who are introduced to us by such registered broker-dealers. There is no minimum number of securities or minimum aggregate proceeds for this Offering to close.

Investor Suitability Standards:	The Shares are being offered and sold to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). “Qualified purchasers” include any person to whom securities are offered or sold in a Tier 2 offering pursuant to Regulation A under the Securities Act.

Subscription Procedures:	To subscribe for the Shares in this Offering, you must: (i) contact us by phone or e-mail, ii) electronically receive, review, execute and deliver to us a subscription agreement; and (iii) deliver funds directly by check, wire or electronic funds transfer via ACH to our designated account.

Risk factors:	An investment in the Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in “Risk Factors” in this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Shares.

Transfer Agent:	Computershare LLC will act as the registrar and transfer agent in respect of our Series B Preferred Stock.

Certain U.S. Federal Income Tax Considerations:	You should consult your tax advisors with respect to the U.S. federal income tax consequences of owning the Series B Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information contained in this Offering Circular, including our consolidated financial statements and notes thereto, before deciding whether to invest in our Shares. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of these risks actually occur, our business, financial condition or operating results may suffer, the value of our stock could decline, and you may lose all or part of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Relating to Our Business and Industry

Laws and regulations concerning data privacy are continually evolving. Failure to comply with these laws and regulations could harm our business.

Our business involves collecting and retaining certain internal and external data and information including that of our customers and suppliers and third parties. The integrity and protection of such information and data are crucial to us and our business. Owners of such data and information expect that we will adequately protect their personal information. We are required by applicable privacy and data protection laws in the U.S. and internationally to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

Our failure to comply with existing privacy or data protection laws and regulations could increase our costs, force us to change or limit the features of our AI solutions or result in proceedings or litigation against us by governmental authorities or others, any or all of which could result in significant fines or judgments against us, result in damage to our reputation, and result in negative effects on our financial condition and results of operations. Even if concerns raised by regulators, the media, or consumers about our privacy and data protection or consumer protection practices are unfounded, we could suffer damage to our reputation that causes significant negative effects on our financial condition and results of operations.

Privacy and data protection laws are rapidly changing and likely will continue to do so for the foreseeable future, which could have an impact on how we develop and customize our AI products and software. The growth and development of AI may prompt calls for more stringent consumer privacy protection laws that may impose additional burdens on companies such as ours. Any such changes would require us to devote legal and other resources to address such regulation.

For example, in the U.S., the California Consumer Privacy Act (“CCPA”) became effective on January 1, 2020 and applies to processing of personal information of California residents. Other states, including Nevada, have enacted or are considering similar privacy or data protection laws that may apply to us. The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater or different regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices, and the U.S. Congress is considering a number of legislative proposals to regulate in this area. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. For example, the GDPR became effective on May 25, 2018. GDPR would apply to us should we expand our AI business into member countries of the EU. Violations of the GDPR may result in significant penalties, and countries in the EU are still enacting national laws that correspond to certain portions of the GDPR.

Our continuous access to publicly-available data and to data from partners may be restricted, disrupted or terminated, which would restrict our ability to develop new products and services, or to improve existing products and services, which are based upon our AI platform.

The success of our AI-based solutions depends substantially on our ability to continuously ingest and process large amounts of data available in the public domain and provided by our partners, and any interruption to our free access to such publicly-available data or to the data we obtain from our partners will restrict our ability to develop new products and services, or to improve existing products and services. While we have not encountered any significant disruption of such access to date, there is no guarantee that this trend will continue without costs. Public data sources may change their policies to restrict access or implement procedures to make it more difficult or costly for us to maintain access, and partners could decide to terminate our existing agreements with them. If we no longer have free access to public data, or access to data from our partners, our ability to maintain or improve existing products, or to develop new AI-based solutions may be severely limited. Furthermore, we may be forced to pay significant fees to public data sources or to partners to maintain access, which would adversely affect our financial condition and results of operations.

Our AI software and our application software are highly technical and run on very sophisticated third-party hardware platforms. If such software or hardware contains undetected errors, our AI solutions may not perform properly and our business could be adversely affected.

Our AI-based solutions and internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our AI-based solutions and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the AI-based solution or application software has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for our customers, delay product introductions or enhancements, result in measurement or billing errors, or compromise our ability to protect our customers’ data or our intellectual property. Any errors, bugs, or defects discovered in the software on which we rely could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Our business and operations would suffer in the event of system failures.

Our computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and our business could be adversely affected.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. The size and complexity of our AI-based solutions and information technology systems, and those of our third-party vendors with whom we contract, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors, from attacks by malicious third parties, or from intentional or accidental physical damage to our systems infrastructure maintained by us or by third parties. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other reason, could adversely affect our business or financial condition. Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations or cash flow.

Our outstanding senior secured loan agreements contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.

On December 3, 2021, we entered into senior secured loan agreements (the “Original Mudrick Loan Agreements”) with certain of our subsidiaries as guarantors (the “Guarantors”) and certain institutional lenders affiliated with Mudrick Capital Management, LP (collectively, “Mudrick”), pursuant to which the Mudrick extended credit to us consisting of term loans in the principal amount of $30.0 million (the “Original Mudrick Loans”). On March 14, 2023, we entered into a Note Purchase Agreement with Mudrick (the “New Mudrick Loan Agreement”) pursuant to which all of the Original Mudrick Loans were cancelled in exchange for new notes payable to Mudrick (the “New Mudrick Notes”). On August 5, 2024, we entered into an exchange agreement with Mudrick pursuant to which we issued convertible debentures to Mudrick (the “Mudrick Convertible Debentures”) in exchange for the previously-outstanding non-convertible New Mudrick Notes. Pursuant to the Mudrick Convertible Debentures, we are required to satisfy various covenants, including restrictions on our ability to engage in certain transactions without Mudrick’s consent, and may be limited in our ability to respond to changing business and economic conditions. The restrictions include, among other things, limitations on our ability and the ability of our subsidiaries to:

●	sell all or substantially all of its assets other than to Remark or another of our subsidiaries; and

●	merge, consolidate or enter into a business combination transaction with or into another corporation, limited liability company or other entity, in each case pursuant to which its stockholders prior to such merger, consolidation or business combination transaction own less than fifty percent (50%) of the voting interests in the surviving or resulting entity.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it is possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet related industries are uncertain and still evolving. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We cannot be certain that our brands and services will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We cannot provide assurance that we will avoid the need to defend against allegations of infringement of third-party intellectual property rights, regardless of their merit. Intellectual property litigation is very expensive, and becoming involved in such litigation could consume a substantial portion of our managerial and financial resources, regardless of whether we win. Substantially greater resources may allow some of our competitors to sustain the cost of complex intellectual property litigation more effectively than us; we may not be able to afford the cost of such litigation.

Should we suffer an adverse outcome from intellectual property litigation, we may incur significant liabilities, we may be required to license disputed rights from third parties, or we may have to cease using the subject technology. If we are found to infringe upon third-party intellectual property rights, we cannot provide assurance that we would be able to obtain licenses to such intellectual property on commercially reasonable terms, if at all, or that we could develop or obtain alternative technology. If we fail to obtain such licenses at a reasonable cost, such failure may materially disrupt the conduct of our business, and could consume substantial resources and create significant uncertainties. Any legal action against us or our collaborators could lead to:

●	payment of actual damages, royalties, lost profits, potentially treble damages and attorneys’ fees if we are found to have willfully infringed a third party’s patent rights;

●	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell our products;

●	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all; or

●	significant cost and expense, as well as distraction of our management from our business.

The negative outcomes discussed above could adversely affect our ability to conduct business, financial condition, results of operations and cash flows.

We face intense competition from larger, more established companies, and we may not be able to compete effectively, which could reduce demand for our services.

The market for the services we offer is increasingly and intensely competitive. Nearly all our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue arrangements with advertisers, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the Internet media and advertising industries continue to experience consolidation, including the acquisitions of companies offering travel and finance-related content and services and paid search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus. If these industry trends continue, or if we are unable to compete in the Internet media and paid search markets, our financial results may suffer.

Additionally, larger companies may implement policies and/or technologies into their search engines or software that make it less likely that consumers can reach our websites and less likely that consumers will click-through on sponsored listings from our advertisers. The implementation of such technologies could result in a decrease in our revenues. If we are unable to successfully compete against current and future competitors, our operating results will be adversely affected.

If we do not effectively manage our growth, our operating performance will suffer and our financial condition could be adversely affected.

Substantial future growth will be required for us to realize our business objectives. To the extent we are capable of achieving this growth, it will place significant demands on our managerial, operational and financial resources. Additionally, this growth will require us to make significant capital expenditures, hire, train and manage a larger work force, and allocate valuable management resources. We must manage any such growth through appropriate systems and controls in each of these areas. If we do not manage the growth of our business effectively, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

In addition, as our business grows, our technological and network infrastructure must keep in-line with our needs. Future demand is difficult to forecast and we may not be able to adequately handle large increases unless we spend substantial amounts to augment our ability to handle increased traffic. Additionally, the implementation of increased network capacity contains some execution risks and may lead to ineffectiveness or inefficiency. This could lead to a diminished experience for our consumers and advertisers and damage our reputation and relationship with them, leading to lower marketability and negative effects on our operating results. Moreover, the pace of innovative change in network technology is fast and if we do not keep up, we may lag behind competitors. The costs of upgrading and improving technology could be substantial and negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to Our Company

We have a history of operating losses and we may not generate sufficient revenue to support our operations.

During the year ended December 31, 2023, and in each fiscal year since our inception, we have incurred net losses and generated negative cash flow from operations. As of June 30, 2024, we have an accumulated deficit of $(436.7) million.

We cannot provide assurance that revenue generated from our businesses will be sufficient to sustain our operations in the long term. We have implemented measures to reduce operating costs, and we continuously evaluate other opportunities to reduce costs further. We may also need to obtain additional capital through equity financing or debt financing. Should we fail to successfully implement our plans described herein, such failure would have a material adverse effect on our business, including the possible cessation of operations.

Conditions in the debt and equity markets, as well as the volatility of investor sentiment regarding macroeconomic and microeconomic conditions (in particular, as a result of global supply chain disruptions, inflation and other cost increases, and the geopolitical conflict in Ukraine and the Middle East) will play primary roles in determining whether we can successfully obtain additional capital. We cannot be certain that we will be successful at raising capital, whether in an equity financing, debt financing, or by divesting of certain assets or businesses, on commercially reasonable terms, if at all. In addition, if we obtain capital by issuing equity, such transaction(s) may dilute existing stockholders.

We may not have sufficient cash to repay our outstanding senior secured indebtedness.

The Mudrick Convertible Debentures have a principal amount of approximately $19.8 million, bear interest at 20.5% per annum and, to the extent they are not converted into shares of our common stock, are due and payable on May 15, 2025. Our available cash and other liquid assets are currently not sufficient to pay such obligations in full. If we do not pay or convert the Mudrick Convertible Debentures in full on or before the scheduled maturity date, Mudrick will have available to them all rights under the Mudrick Convertible Debentures and applicable law, which include, without limitation, foreclosing on the collateral securing the Mudrick Convertible Debentures, which consists of all our assets. Mudrick’s exercise of any such rights could have a material adverse effect on our financial condition.

We are dependent on a small number of customers for a large percentage of our revenue.

We have a concentration in the volume of business we transacted with customers, as during the six months ended June 30, 2024, apart from a de minimis amount, essentially all of our revenue resulted from one customer, while during six months ended June 30, 2023, three of our customers represented about 40%, 35% and 11%, respectively, of our revenue. At June 30, 2024, net accounts receivable from one of our customers represented about 87% of our net accounts receivable, while at December 31, 2023, net accounts receivable from three of our customers represented about 37%, 34% and 12%, respectively, of our net accounts receivable

Our independent registered public accounting firm’s reports for the fiscal years ended December 31, 2023 and 2022 have raised substantial doubt regarding our ability to continue as a “going concern.”

Our independent registered public accounting firm indicated in its report on our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 that there is substantial doubt about our ability to continue as a going concern. A “going concern” opinion indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation. The presence of the going concern note to our financial statements may have an adverse impact on the relationships we are developing and plan to develop with third parties as we continue the commercialization of our products and could make it difficult for us to raise additional financing, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.

We continue to evolve our business strategy and develop new brands, products and services, and our future prospects are difficult to evaluate.

We are in varying stages of development with regard to our business, including our artificial intelligence business driven by our AI platform, so our prospects must be considered in light of the many risks, uncertainties, expenses, delays, and difficulties frequently encountered by companies in the early stages of development of business models and products. Some of such risks and difficulties include our ability to, among other things:

●	manage and implement new business strategies;

●	successfully commercialize and monetize our assets;

●	continue to raise additional working capital;

●	manage operating expenses;

●	establish and take advantage of strategic relationships;

●	successfully avoid diversion of management’s attention or of other resources from our existing business

●	successfully avoid impairment of goodwill or other intangible assets such as trademarks or other intellectual property arising from acquisitions;

●	prevent, or successfully temper, adverse market reaction to acquisitions;

●	manage and adapt to rapidly changing and expanding operations;

●	respond effectively to competitive developments; and

●	attract, retain and motivate qualified personnel.

Because of the early stage of development of certain of our business operations, we cannot be certain that our business strategy will be successful or that it will successfully address the risks described or alluded to above. Any failure by us to successfully implement our new business plans could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, growth into new areas may require changes to our cost structure, modifications to our infrastructure and exposure to new regulatory, legal and competitive risks.

If we fail to manage our growth, we may need to improve our operational, financial and management systems and processes which may require significant capital expenditures and allocation of valuable management and employee resources. As we continue to grow, we must effectively integrate, develop and motivate new employees, including employees in international markets, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

We cannot assure you that these investments will be successful or that such endeavors will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible or that we will achieve these benefits within a reasonable period of time.

Risks Relating to this Offering and Ownership of the Series B Preferred Stock

We are establishing the Dividend Payment Account to hold the first two years of dividend payments for the holders of our Series B Preferred Stock, but after the Dividend Payment Escrow Period has expired, we may not be able to pay dividends on the Series B Preferred Stock unless we have sufficient cash on hand and meet certain financial and solvency requirements of Delaware law relating to the payment of dividends.

We cannot assure you that our business will generate sufficient cash flow from operations, raise additional capital and (or) that future borrowings will be available to us in an amount sufficient to enable us to make dividend distributions on the Series B Preferred Stock after the two-year Dividend Escrow Period has ended. Additionally, Under Delaware corporate law, Remark cannot make any dividend distributions if, after giving effect to such dividend distributions, either: (1) we would not be able to pay our debts as they become due in the usual course of business; or (2) our total assets would be less than the sum of our (i) total liabilities plus (ii) the amount needed to satisfy any preferential rights of certain stockholders on dissolution immediately after the distribution. There can be no assurances that we will satisfy such requirements after the two-year Dividend Escrow Period has ended.

The Series B Preferred Stock ranks junior to all of our indebtedness and other liabilities

In the event of our bankruptcy, liquidation, dissolution, or winding-up of our affairs, our assets will be available to pay obligations on the Series B Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series B Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors. Also, the Series B Preferred Stock effectively ranks junior to all our existing and future indebtedness and to the indebtedness and other liabilities of our existing subsidiaries and any future subsidiaries. Our existing subsidiaries are, and future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series B Preferred Stock. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series B Preferred Stock then outstanding. We may in the future incur debt and other obligations that will rank senior to the Series B Preferred Stock. Nevertheless, the Dividend Reserve that we will put into the Dividend Payment Account will not be our property but will be for the sole benefit of the Series B Preferred Stockholders, payable to them on a quarterly basis, if permitted under Delaware corporate law. As a result, such Dividend Reserve will not, in the ordinary course, be accessible to our third-party creditors.

Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of the Series B Preferred Stock and may result in dilution to owners of the Series B Preferred Stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. The holders of the Series B Preferred Stock will bear the risk of our future offerings, which may reduce the market price of the Series B Preferred Stock and will dilute the value of their holdings in us.

The Dividend Payment Account could be subject to the claims of creditors.

We will put the Dividend Reserve into the Dividend Payment Account we will create for the benefit of the holders of our Series B Preferred Stock. If we were to have insolvency issues and (or) file for bankruptcy, the proceeds held in the Dividend Payment Account could then be subject to the claims of creditors.

There is no established market for our Series B Preferred Stock, and no assurance that a market will develop and be sustained.

There is no established trading market for our Series B Preferred Stock, and we do not know if a market will develop for the Series B Preferred Stock or, if it does, how active it will be or whether it will be sustained. The liquidity of the market for the Series B Preferred Stock would depend on a number of factors, including prevailing interest rates, our financial condition and operating results, the number of holders of the Series B Preferred Stock, the market for the Series B Preferred Stock, and the interest of securities dealers in making a market in these securities. Further, we cannot predict with certainty the extent of investor interest in the Series B Preferred Stock or how liquid that market will be. Without an active trading market, the liquidity of these securities will be limited.

We may issue additional shares of Series B Preferred Stock and additional series of preferred stock that rank on parity with the Series B Preferred Stock as to dividend rights and rights upon liquidation.

We are allowed to issue additional shares of Series B Preferred Stock and additional series of preferred stock that could rank on parity with the Series B Preferred Stock as to dividend payments and rights upon our liquidation, dissolution, or winding up of our affairs pursuant to our Charter, without any vote of the holders of the Series B Preferred Stock. The issuance of additional shares of Series B Preferred Stock or additional series of preferred stock could have the effect of reducing the amounts available to the holders of Series B Preferred Stock in the form of dividends beyond the Dividend Escrow Period or upon our liquidation or dissolution or the winding up of our affairs.

If we redeem the Series B Preferred Stock, investors will no longer be entitled to dividends.

On or after the date that is two years after each Issue Date of Series B Preferred Stock, we may, at our option, redeem the Series B Preferred Stock, in whole or in part, at any time or from time-to-time, based upon the payment of the stated value of $100.00 per share of Series B Preferred Stock plus accrued dividends. Also, upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 and nor more than 60 days’ written notice, redeem the Series B Preferred Stock, in whole or in part, within 150 days after the date of such written notice. We may have an incentive to redeem the Series B Preferred Stock voluntarily if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend on the Series B Preferred Stock. If we redeem the Series B Preferred Stock, then from and after the redemption date, dividends will cease to accrue on the shares of Series B Preferred Stock that have been redeemed, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

If you purchase the Shares, you will have no voting rights except for extremely limited voting rights for the Series B Preferred Stock.

The voting rights of a holder of Series B Preferred Stock are limited. Our shares of common stock are the only classes of our securities that carry full voting rights. The holders of Series B Preferred Stock have no voting rights except with respect to voting on amendments to our Charter that materially and adversely affect the rights of the holders of Series B Preferred Stock. Other than the limited circumstances described in the Offering Circular and except to the extent required by law, holders of Series B Preferred Stock do not have any voting rights. See “Description of Securities – Series B 15% Preferred Cumulative Redeemable Perpetual Preferred Stock.”

The Series B Preferred Stock is not convertible into our common stock.

The Series B Preferred Stock is not convertible into our common stock and earns dividends at a fixed rate. Accordingly, while there is currently a market for our common stock, an increase in market price of our common stock will not necessarily result in an increase in the market price of our Series B Preferred Stock. The market value of the Series B Preferred Stock will depend more on dividend rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution, satisfy the liquidation preference with respect to the Series B Preferred Stock.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our Amended Certificate of Incorporation authorizes us to issue as many as 1,000,000 shares of blank check preferred stock from which shares of Series B Preferred Stock will be designated immediately prior to the first closing of this Offering. Any preferred stock that we issue in the future may rank ahead of our other securities in terms of dividend priority or liquidation preference and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of our common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of Remark.

A significant number of additional shares of our common stock may be issued under the terms of existing securities, which issuances would substantially dilute existing stockholders and may depress the market price of our common stock.

As of October 31, 2024, we had outstanding stock options allowing for the purchase of as many as approximately 1.5 million shares of common stock. Also outstanding were (i) an obligation to issue common stock related to draws we have made under a common stock purchase agreement with Ionic Ventures, LLC (“Ionic”), (ii) shares of our common stock issuable upon conversion of the Mudrick Convertible Debentures, (iii) shares of our common stock issuable upon exercise of a warrant we issued to Armistice Capital Master Fund Ltd. in a private placement (the “Investor Warrant”), which is exercisable for as many as 423,729 shares of common stock, (iv) warrants to purchase as many as an aggregate of 12,712 shares of our common stock issued to A.G.P./Alliance Global Partners and its designees (the “Financial Advisor Warrants”), which are exercisable for as many as an aggregate of 12,712 shares of common stock, and (v) warrants we issued pursuant to a settlement agreement that we entered into with China Branding Group Limited and its joint official liquidators, providing for the right to purchase 571,000 shares of common stock at a per share exercise price of $60.00 (the “CBG Settlement Warrants”).

The Investor Warrant is immediately exercisable and will expire on October 31, 2027. However, we are prohibited from effecting an exercise of the Investor Warrant, and the holder thereof will not have the right to exercise any portion of its Investor Warrant, to the extent that, as a result of such exercise, the warrant holder would beneficially own more than 4.99% of the outstanding shares of our common stock immediately after giving effect to the issuance of shares of issuable upon exercise of the Investor Warrant. The Financial Advisor Warrants are immediately exercisable and will expire on the five-year anniversary of the date of issuance.

The CBG Settlement Warrants are exercisable on a cashless basis only, such that they cannot be exercised for the entire amount of shares purchasable under such warrants, and they effectively cannot be exercised to purchase shares of common stock unless the applicable market value of the common stock exceeds the applicable exercise price under the terms thereof.

The issuance of common stock pursuant to our agreement with Ionic, the Mudrick Convertible Debentures, and the outstanding warrants we issued prior to this Offering would substantially dilute the proportionate ownership and voting power of existing stockholders, and their issuance, or the possibility of their issuance, may depress the market price of our common stock.

We currently do not have sufficient authorized shares of our common stock to issue the number of shares of our common stock required under current agreements, exposing us to liability and requiring us to either increase our authorized shares of common stock or execute a reverse stock split.

As of the date of this Offering Circular, we are authorized to issue as many as 175,000,000 shares of our common stock. As of October 31, 2024, the per share price of our common stock was $0.12; at such per share price, the number of shares of common stock we would have been required to issue if all our outstanding convertible/exercisable securities and other obligations to issue common stock were converted or exercised or settled in shares on such date would have exceeded the number of authorized common stock shares by more than 100% of the number of authorized common stock shares. Therefore, until we either increase our authorized shares of common stock (which we intend to ask stockholders to vote on at an upcoming meeting of stockholders) or execute a reverse stock split, we are exposed to the risk of liability. In the event we are unable to obtain the requisite stockholder approval for an increase in authorized shares of common stock or a reverse stock split, or if we are unable to obtain waivers of our various obligations to issue common stock, or we are delayed in any of those efforts, your investment in us would be at risk.

Provisions in our Charter and under Delaware law could make an acquisition of Remark more difficult, which acquisition may be beneficial to stockholders.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as provisions of the General Corporation Law of the State of Delaware (the “DGCL”), which may discourage, delay or prevent a merger with, acquisition of or other change in control of Remark, even if such a change in control would be beneficial to our stockholders, include the following:

●	only our Board of Directors may call special meetings of our stockholders;

●	our stockholders may take action only at a meeting of our stockholders and not by written consent;

●	we have authorized, undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

Additionally, Section 203 of the DGCL prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. We have not opted out of the restriction under Section 203, as permitted under the DGCL.

While our shares are quoted on the OTCQX, we are required to remain current in our filings with the SEC for our shares of common stock to remain quoted on the OTCQX and not be moved to the OTC Pink Market.

While the common stock is quoted on the OTCQX, we will be required to remain current in our filings with the SEC in order for shares of the common stock to be eligible for quotation on the OTCQX. In the event that we become delinquent in our required filings with the SEC, quotation of the common stock on the OTCQX will be terminated following a 30 day grace period if we do not make our required filing during that time, and quotation of our shares of common stock will continue on the OTC Pink Sheets under the “Limited Information” tier. Given the reduced transparency of companies on the OTC Pink Sheets – Limited Information tier, trading for companies listed on this tier tends to be more attenuated and/or unpredictable. Therefore, if the common stock is not eligible for quotation on the OTCQX, investors in the common stock may find it difficult to sell their shares.

Risks Relating to Our Historical Operations in China

Uncertainties with respect to the Chinese legal system could adversely affect us.

As of the date of this Offering Circular, our business activities in China are limited. We could, however, potentially be subject to liability for any actions we took while we conducted significant business activities in China. There is uncertainty regarding how laws are interpreted in China. The Chinese legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. If we failed to comply with applicable Chinese laws or regulations, as interpreted and applied, and are subject to penalties or fines, it could have a material adverse effect on our operating results and our stock price.

Trading in our securities may be prohibited under the HFCA Act.

The HFCA Act was enacted on December 18, 2020, and states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. The Consolidated Appropriations Act, 2023, which was signed into law on December 29, 2022, amended the HFCA Act to reduce the number of consecutive non-inspection years required to trigger the trading prohibition under the HFCA Act from three years to two years.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by Chinese and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. In view of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCA Act. Each year, the PCAOB will reassess its determinations on whether it can inspect and investigate completely audit firms in China, and if, in the future, the PCAOB determines it cannot do so, or if Chinese authorities do not allow the PCAOB complete access for inspections and investigations for two consecutive years, companies engaging China-based public accounting firms would be delisted pursuant to the HFCA Act.

Our auditor, Weinberg & Company, an independent registered public accounting firm headquartered in the United States, is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. However, if the PCAOB is unable to inspect Weinberg & Company’s work papers in the future, whether as a result of a position taken by an authority in a foreign jurisdiction or other reason, the SEC could prohibit our equity shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States pursuant to the HFCA Act. The cessation of trading of our equity shares, or the threat of such cessation, may materially and adversely affect the value of your investment.

DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate on the earlier of (i) the date on which the Maximum Offering is sold, (ii) the third anniversary of the date of qualification of this Offering Statement; or (iii) when we elect to terminate the Offering for any reason (in each such case, the “Termination Date”). At least every 12 months after this Offering has been qualified by the Commission, Remark will file a post-qualification amendment to include its recent financial statements, over a maximum period of three (3) years, starting from the date of qualification of this Offering Statement.

Plan of Distribution

As of this date, we have not retained a placement agent, underwriter, or broker-dealer with respect to this Offering and are not paying any underwriting discounts or commissions, except that we will pay introduction fees to registered broker-dealers. With such registered broker-dealers, we may enter into written agreements which will be non-exclusive, exist for a term of thirty (30) days and be cancellable by either party upon five (5) days written notice. We may agree to indemnify the registered broker-dealers against certain liabilities relating to or arising out of their activities under our agreements with them, including liabilities under the Securities Act, and to contribute to payments that registered broker-dealer may be required to make in respect of such liabilities.

There is no minimum number of securities or minimum aggregate proceeds for this Offering to close. We expect to have multiple closings of this Offering prior to the Termination Date.

We anticipate issuing the Series B Preferred Stock sold in this Offering in book-entry uncertificated form, unless the investor requests a certificate to be issued by Computershare LLC, our transfer agent.

Excluding the introduction fees payable to registered broker-dealers (if any), the expenses of the offering payable by us are estimated to be approximately $50,000, which includes legal and professional fees as well as other miscellaneous expenses.

The transfer agent and registrar for our Series B Preferred Stock is Computershare LLC. Computershare LLC address is P.O. Box 43006, Providence, RI 02940, and its telephone number is 1-800-522-6645 (U.S.) and 1-201-680-6528 (outside the U.S.).

Pricing of the Offering

The Offering Price of the Shares was determined by us. The principal factors considered in determining the Offering Price include:

●	the dividend and liquidation preferences of the Series B Preferred Stock;

●	the information set forth in this Offering Circular;

●	our history and prospects, and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, securities of generally comparable companies; and

●	other factors deemed relevant by us.

Procedures for Subscribing

Potential investors who are “qualified purchasers” may subscribe to purchase our Shares. Any potential investor wishing to acquire our Shares, must:

1.	Contact us via phone or e-mail.

2.	Electronically receive, review, execute and deliver to us a subscription agreement; and

3.	Deliver funds directly by check, wire or electronic funds transfer via ACH to our designated account.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our bank account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to the investor, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

State Law Exemption and Offerings to “Qualified Purchasers”

The Shares are being offered and sold to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Shares offered hereby are offered and sold only to “qualified purchasers”.

“Qualified purchasers” include any person to whom securities are offered or sold in a Tier 2 offering pursuant to Regulation A under the Securities Act. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Shares to qualified purchasers in every state of the United States.

Dividend Payment Account

We will the Dividend Reserve into the Dividend Payment Account we will maintain. We will offer our Shares on a “best efforts” basis, and since there is no minimum offering, upon the approval of any subscription to this Offering Circular, we shall immediately deposit the proceeds into our bank account and may dispose of the proceeds in accordance with the “Use of Proceeds”.

Other Selling Restrictions

Other than in the United States, no action has been taken by us that would permit a public offering of our Shares in any jurisdiction where action for that purpose is required. Our Shares may not be offered or sold, directly or indirectly, nor may this Offering Circular or any other offering material or advertisements in connection with the offer and sale of our Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Offering Circular comes are advised to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this Offering Circular. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy our Shares in any jurisdiction in which such an offer or solicitation would be unlawful.

An investment in our Shares may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our Shares. See “Risk Factors”.

USE OF PROCEEDS

For the purpose of calculating the net proceeds from the Offering that we can use, we deducted the approximate offering fees and expenses and the Dividend Reserve to determine the amount of net proceeds available for our use. The table below shows that if we sell the maximum of 750,000 Shares at the maximum price of $100 per Share, we can expect to be able to use, for the purposes identified, an estimate of approximately $47.2 million. The table below also shows the estimated net proceeds we would derive from this Offering assuming the sale of only 75%, 50% or 25% of the Shares.

We cannot assure you that this Offering will be completed, that we will sell all of the Shares or that sales will be made at the maximum end of the range.

	Percentage of Shares Sold
	100%	75%	50%	25%
Gross Offering Proceeds	$75,000,000	$56,250,000	$37,500,000	$18,750,000
Less: Approximate Offering Fees and Expenses
Introduction Fees (1)	$5,250,000	$3,937,500	$2,625,000	$1,312,500
Miscellaneous expenses	10,000	10,000	10,000	10,000
Legal and accounting	40,000	40,000	40,000	40,000
Approximate offering fees and expenses	$5,300,000	$3,987,500	$2,675,000	$1,362,500
Net Offering Proceeds	$69,700,000	$52,262,500	$34,825,000	$17,387,500
Less: Dividend Reserve to be placed in escrow	22,500,000	16,875,000	11,250,000	5,625,000
Net Offering Proceeds to Remark	$47,200,000	$35,387,500	$23,575,000	$11,762,500

Principal Uses of Net Proceeds (2)
Payment of principal and accrued interest on convertible debentures	$5,000,000	$3, 750,000	$2, 500,000	$1,250,000
Office and warehouse space	5,000,000	3, 750,000	2, 500,000	1,250,000
Other capital expenditures	1,250,000	937,500	625,000	312,500
Research and development	9,000,000	6,750,000	4,500,000	2,250,000
Purchases of inventory	4,000,000	3,000,000	2,000,000	1,000,000
Marketing and advertising	2,000,000	1,500,000	1,000,000	500,000
Officer compensation and payroll-related cost	1,500,000	1,125,000	750,000	375,000
Other employee compensation and payroll-related cost	12,000,000	9,000,000	6,000,000	3,000,000
Legal and professional fees	4,500,000	3,375,000	2,250,000	1,125,000
IT service cost	1,500,000	1,125,000	750,000	375,000
Principal Uses of Net Proceeds	$45,750,000	$34,312,500	$22,875,000	$11,437,500
Amount Unallocated	$1,450,000	$1,075,000	$700,000	$325,000

(1)	Fee payable to any registered broker-dealers equal to seven percent (7%) of the gross proceeds from sales to investors in this Offering who are introduced to us by such registered broker-dealers. The amount in this line item assumes all sales of Shares are subject to an introduction fee.

(2)	Any line-item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line-item expenditures as required for ongoing operations.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. We reserve the right to change the use of proceeds at any time.

As indicated in the table above, if we sell only 75%, or 50%, or 25% of the Shares offered for sale in this Offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the Shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion.

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors and which may include amounts required to pay officers’ salaries, bonuses, accrued or deferred compensation, consulting fees, professional fees, ongoing public reporting costs, computer equipment costs, office-related expenses and other corporate expenses. None of the proceeds will be used for payments to Remark’s officers and directors or officers and directors of its subsidiaries, except as set forth in the preceding sentence. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We expect to use as much as approximately $5.0 million of the net proceeds to pay the principal and related accrued but unpaid interest related to the Mudrick Convertible Debentures which, as of October 31, 2024, bear interest at a rate of 20.5% per annum and have an aggregate principal amount of approximately $19.8 million.

In the event we do not sell all of the Shares being offered, we may seek additional financing from other sources to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this Offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

BUSINESS

Overview

Remark Holdings, Inc., incorporated in Delaware and based in Nevada, along with its subsidiaries (“Remark”, the “Company”, “we”, “us”, or “our”) constitute a diversified global technology business with leading AI-powered analytics, computer vision and smart agent solutions, delivered via an integrated suite of AI tools that help organizations understand their customer demographics and behavior while monitoring, understanding, and acting on potential security threats in real-time.

In providing services to our customers, we neither collect or store the personal data of any individual nor collect or store sensitive customer data. Our AI software solutions function by identifying characteristics; including size, shape, and color among many other general characteristics; of animate or inanimate objects as well as identifying behaviors such as fighting, falling, trespassing, and fare evasion in public transportation environments, among many other behaviors. When our customers use our solutions to, in part, identify persons in situations such as controlling access to certain customer facilities or to identify which persons are authorized to pick up a child from school, the data that can identify individual persons is the responsibility of, and is maintained by, our customers. Our algorithms and the data we use to test and train them are hosted on Microsoft Azure servers based in the U.S. and on AWS servers based in the U.K., with all such data being transitioned to Microsoft Azure. We neither maintain physical or virtual servers in China nor store any of our data in China, meaning that such data is not accessible by any Chinese organization or any level of the government of China. When we test our solutions on new devices, such as on a new type of UAV or robotic device, such testing is conducted in the U.S. or U.K. using servers based in the U.S. or U.K.

We train all our AI models on our FastAI model-training platform, which we offer as a software-as-a-service (“SaaS”) product for businesses that have AI model training needs. FastAI is built on large multimodal model technology that can train and tune up general and specific computer vision models (e.g., models that detect fire, smoke, bags, personnel, appearance, vehicles, etc.). As a SaaS platform, FastAI provides AI training infrastructures (i.e., GPU optimization, GPU resource management, open source frameworks, AI model compression, AI model distribution, and AI model release management, etc.) to ease the training and testing of computer vision models and other multimodal models. The FastAI platform also provides for automated sample annotation using zero-shot training technology, which can annotate training samples using the AI without significant human intervention. Our experience indicates that, on average, FastAI requires approximately 80% fewer samples to be labeled during testing and approximately 60% less training time, which collectively results in more than a 50% reduction in AI model training cost and a fast turn-around/delivery time. The FastAI license is a permanent license per each individual AI model that allows training and testing of the model via the Internet. Once a FastAI license is purchased for an AI model, there is no additional cost for re-training, upgrading or tuning up such model for customization. FastAI represents an ideal platform for training “smaller” models that solve real business problems with precision.

According to a report from IHS Markit, more than one billion security cameras were expected to be in service worldwide by the end of 2021. Other research reports indicate that one can estimate that approximately 400 million security cameras are in service outside of China. We believe the overwhelming majority of existing security cameras lack any form of AI-based analytical ability. Assuming conservatively that only 25% of the 400 million security cameras outside of China will be upgraded with AI-based functionality, and that $1,200 of revenue can be earned per camera stream per year for providing just a basic set of AI-based functionality, the total addressable market annually for upgrading standard security cameras to smart security cameras is potentially about $120 billion. If we can ramp up over five years to garner only about one percent of such potential total addressable market, the recurring revenue stream would approximate $1.2 billion per year. In addition to the market for retrofitting standalone security cameras, we also see significant potential regarding computer-vision-enabled robotic devices. The industrial robotics market alone is projected to reach approximately $35.7 billion by 2029, with a 10.5% compound annual growth rate from 2022 to 2029.

To begin capturing our portions of the described markets, the primary focus of our business is promoting and facilitating the safety of our customers and their customers through our SSP. The SSP, having won numerous industry and government benchmark tests for accuracy and speed, is a leading software solution for using computer vision to detect persons, objects and behavior in video feeds. Real-time alerts from the SSP allow operations staff to respond rapidly to prevent any events or activities that can endanger public security or workplace safety.

We generally configure and deploy the SSP to integrate with each customer’s IT infrastructure, including, in many cases, cameras already in place at the customer’s location(s). When necessary, we also sell and deploy hardware to create or supplement the customer’s monitoring capabilities. Because the SSP is camera-platform agnostic, we can deploy it for customers on anything configured with a camera such that a video feed is provided. For example, versions of the SSP can be configured for use in a motor vehicle, a UAV, a humanoid robot or other robotic device, in addition to being installed in video cameras on stationary mounts or on mobile mounts such as our Mobile Sentry unit. We have already successfully deployed versions of our AI software on robots and we continue to develop such capability, such that soon we expect to be able to port versions of our AI software onto more advanced humanoid robots.

The Mobile Sentry is a wheelable, trailer-style, solar-powered video analytics unit with a telescoping mast on which high-quality cameras are mounted. Based upon customer needs, the cameras may have normal vision and (or) thermal vision capability. The cameras work in conjunction with an edge-computing device that is also mounted to the unit. Optionally, UAVs, talk-down speakers, gunshot-sound detectors and other devices can be mounted to a Mobile Sentry unit to provide additional robust security and public safety functionality. The Mobile Sentry is an example of how we incorporate the SSP into modern IT architectural concepts, including edge computing, cloud computing and microservice architectures. Edge computing, for example, allows the SSP to conduct real-time computing tasks at distributed locations, while cloud computing can share computing resources on the Internet and provide unlimited expansion to support large organizations, thereby dramatically reducing initial costs while integrating numerous and varied sensors at distributed locations.

We have continued working to further expand our sales in the U.S., the U.K., and in Mexico, Central and South America, where we see demand for AI products and solutions in the retail, construction, public safety, workplace safety and public sector/government markets. At the same time, we have scaled down, and will continue to scale down, our operations in China until such operations are insignificant to our business, while we have been looking to expand our business in other parts of Asia. During the second quarter of 2024, we completed a large project for the Clark County School District in Nevada, and we expect additional orders from that client in the near future. We are also in the late stages of bidding on contracts with a large municipality in the U.S. and expect to make an announcement in late 2024. We have successfully signed initial contracts to assist expansion of our sales into South America, Malaysia, and India. Given the lack in those areas of AI companies specializing in computer vision, we believe we have a first-mover advantage with regard to targeting the same industries that we have successfully targeted in the U.S. and U.K.

In conjunction with the geographic diversification of our business, we believe we can more rapidly and more efficiently develop and increase our market presence in the various industries that we have identified as being most important by establishing business relationships with channel partners. To that end, we already have sales and marketing relationships with Microsoft, Oracle, Intel and NVIDIA which will provide us with access to their respective online marketplaces and to their worldwide salesforces, which will be incentivized to sell our solutions. We will continue working to establish additional such channel partners in the future.

Our corporate headquarters, which houses administrative, research and development and operations functions, is based in Las Vegas, Nevada, while we also maintain technical and research and development teams in London, England. Trading of our common stock on The Nasdaq Capital Market LLC (“Nasdaq”) was suspended at the opening of business on February 14, 2024 based upon our non-compliance with the net income standard in Nasdaq Listing Rule 5550(b)(3) and the annual shareholders’ meeting requirement in Nasdaq Listing Rule 5620(a). Concurrent with the suspension of trading of our stock on Nasdaq, our stock began trading on the OTC Pink Market and then, beginning on March 8, 2024, our stock began trading on the OTCQX market under the ticker symbol MARK. On April 9, 2024, Nasdaq filed a Form 25-NSE as official notification that our common stock had been delisted.

On December 21, 2022, we effected a 1-for-10 reverse split of our common stock (the “Reverse Split”). All references made to share or per share amounts in this Offering Circular have been retroactively adjusted to reflect the effects of the Reverse Split.

Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

We do not own any real property. Remark’s offices are located at 800 S. Commerce St., Las Vegas, Nevada 89106. Our telephone number is (702) 701-9514 and our e-mail address is ir.remarkholdings.com.

Employees

We employed 46 people as of October 31, 2024, all of whom are full-time employees.

ADDITIONAL INFORMATION

We were originally incorporated in Delaware in March 2006 as HSW International, Inc., we changed our name to Remark Media, Inc. in December 2011, and as our business continued to evolve, we changed our name to Remark Holdings, Inc. in April 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

Overview

Remark Holdings, Inc., incorporated in Delaware and based in Nevada, along with its subsidiaries (“Remark”, the “Company”, “we”, “us”, or “our”) constitute a diversified global technology business with leading AI-powered analytics, computer vision and smart agent solutions, delivered via an integrated suite of AI tools that help organizations understand their customer demographics and behavior while monitoring, understanding, and acting on potential security threats in real-time.

Our Business

We generate revenue by using the proprietary data and AI software platform we developed to deliver AI-based computer vision products, computing devices and software-as-a-service solutions for businesses in many industries. We continue to partner with top universities on research projects targeting algorithm, artificial neural network and computing architectures which we believe will keep us among the leaders in technology development.

The primary focus of our business is promoting and facilitating the safety of our customers and their customers through our Smart Safety Platform (the “SSP”). The SSP, having won numerous industry and government benchmark tests for accuracy and speed, is a leading software solution for using computer vision to detect persons, objects and behavior in video feeds. Real-time alerts from the SSP allow operations staff to respond rapidly to prevent any events or activities that can endanger public security or workplace safety.

We deploy the SSP to integrate with each customer’s IT infrastructure, including, in many cases, cameras already in place at the customer’s location(s). When necessary, we also sell and deploy hardware to create or supplement the customer’s monitoring capabilities. Such hardware includes, among other items, cameras, edge computing devices and/or our Smart Sentry units. The Smart Sentry is a large mobile camera unit with a telescoping mast on which a high-quality camera is mounted. Based upon customer needs, the camera may have either standard vision and/or thermal vision capability. The camera works in conjunction with an edge computing device that is also mounted to the unit. The Smart Sentry is an example of how we incorporate the SSP in modern IT architectural concepts, including edge computing and micro-service architectures. Edge computing, for example, allows the SSP to conduct expensive computing tasks at distributed locations without requiring large data transmission over the internet, thereby dramatically reducing costs while integrating numerous and varied sensors at distributed locations.

We customize and sell our innovative AI-based computer vision products and solutions, including the SSP, to customers in the retail, construction, public safety, workplace safety and public sector markets. We have also developed versions of our solutions for application in the transportation and energy markets.

Overall Business Outlook

Two primary factors have been affecting our business in recent quarters and occupying our focus as we plan for the future. We began 2023 having to deal with the slow economic recovery in China as municipalities and businesses there tried to return to fully-normalized operations following strict preventative measures related to the COVID-19 pandemic. As 2023 progressed, the rising political tensions between the U.S. and China reached a point that such tensions also negatively impacted our ability to complete projects in China on a similar pace as we had previously done by making it somewhat more difficult for an American company in the newer but rapidly-developing AI space to overcome politically-based perceptions and do business in China. Though we remain optimistic that political tensions between the U.S. and China will begin to relax, we expect that we may continue to face difficult-to-predict operating results in China for approximately the next 12 months. As a result, we began reducing staffing levels at our China subsidiaries early in the fourth quarter of 2023, such that we can still continue working with existing clients with our smaller footprint while saving on operating costs until such time as the political tensions ease and the business environment for American companies in the AI space in China becomes more conducive to again expand operations.

We have continued working to further expand our sales in the U.S., the U.K., and in Mexico, Central and South America, where we see demand for AI products and solutions in the workplace, government and public safety markets. At the same time, we have scaled down, and will continue to scale down, our operations in China until such operations are insignificant to our business, while we have been looking to expand our business in other parts of Asia. During the second quarter of 2024, we completed a large project for the Clark County School District in Nevada, and we expect additional orders from that client in the near future. We are also in the late stages of bidding on contracts with a large municipality in the U.S. and expect to make an announcement in late 2024. We have successfully signed initial contracts to assist expansion of our sales into South America, Malaysia, and India. Given the lack in those areas of AI companies specializing in computer vision, we believe we have a first-mover advantage with regard to targeting the same industries that we have successfully targeted in the U.S. and U.K.

In conjunction with the geographic diversification of our business, we believe we can more rapidly and more efficiently develop and increase our market presence in the various industries that we have identified as being most important by establishing business relationships with channel partners. To that end, we already have relationships with Microsoft, Oracle, Intel and NVIDIA which will provide us with access to their respective online marketplaces and to their worldwide salesforces, which will be incentivized to sell our solutions. We will continue working to establish additional such channel partners in the future.

Despite our efforts, pandemics of any type and any resulting preventative measures, as well as economic and geopolitical conditions in some international regions, could affect our business and we cannot be sure what the ultimate effects will be. We will continue to pursue geographic diversification, but anticipating when, or if, we can close on the opportunities in front of us is difficult. In addition, we may face a large number of well-known competitors which would make deploying our software solutions in the market segments we have identified difficult.

Inflation and Supply Chain

Other than the impact of inflation on the general economy, we do not believe that inflation has had a material effect on our operations to date. However, there is a risk that our operating costs could be subject to inflationary pressures in the future, which would have the effect of increasing our operating costs and cause additional stress on our working capital resources.

The high level of political tension described above has affected our ability to work with certain vendors in a timely manner. Though we have been able to complete contracts with our customers in China, such political tension has caused delays in the speed at which we can work with certain vendors to deploy our services and complete contracts in China. Also, as we work to increase our sales of computer-vision products and services in the U.S., Europe and South America and thereby geographically diversify our business, we could be subjected to the risk of supply chain disruptions with regard to high-technology products such as servers and related equipment that we use to train our AI software algorithms and which we plan to sell to customers to support operation of our computer-vision products and services.

Business Developments During 2024

As described above, the high level of political tension between the U.S. and China, as well as reducing our staff in China, has made it difficult for us to complete significant projects in China as we did in prior periods. At the same time, we continued building our business outside of China, having success with a large school district in the U.S. We expect additional orders from the large school district in the coming months.

The following table presents our revenue categories as a percentage of total consolidated revenue during the three and six months ended June 30, 2024 and 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2024	2023	2024	2023
AI-based products and services	100%	98%	100%	96%
Advertising and other	—%	2%	—%	4%

CRITICAL ACCOUNTING ESTIMATES

During the six months ended June 30, 2024, we made no material changes to our critical accounting estimates as we disclosed them in Part II, Item 7 of our 2023 Form 10-K, except as described below.

Evaluating Indefinite-Lived Intangible Assets for Impairment

At least annually, we qualitatively assess indefinite-lived intangible assets, such as deferred cost of revenue, to determine whether it is more likely than not that such assets are impaired. If we determine that such assets are, more likely than not, impaired, we compare the fair value of such assets to their carrying value to determine the amount of impairment.

The balance of deferred cost of revenue as of June 30, 2024 can be fully recovered, given that the vendors are able to perform the installations, but completing the projects in China and fully recovering the deferred cost of revenue balance will require additional capital resources. While we have turned our focus to expanding our business outside of China, we will continue working to complete the projects in China, though we may have to impair the asset in future periods to the extent our capital resources are not sufficient to complete all such projects. Given that we have limited capital resources for China, which could cause further delays in completing the projects associated with the deferred cost of revenue, we have reclassified the balance of deferred cost of revenue as a long-term asset as of June 30, 2024.

Management is currently evaluating our deferred cost of revenue asset, the balance of which was approximately $6.3 million as of June 30, 2024, for potential impairment. While no decision to impair deferred cost of revenue has been made, any impairment of that asset would materially adversely affect our results of operations in the period of impairment.

RESULTS OF OPERATIONS

The following tables summarize our operating results for the unaudited three and six months ended June 30, 2024, and the discussion following the table explains material changes in such operating results compared to the unaudited three and six months ended June 30, 2023.

	Three Months Ended June 30,		Change
(dollars in thousands)(unaudited)	2024	2023	Dollars	Percentage
Revenue	$3,699	$3,167	$532	17%

Cost of revenue	2,925	2,511	414	16%
Sales and marketing	269	387	(118)	(30)%
Technology and development	366	567	(201)	(35)%
General and administrative	3,294	3,244	50	2%
Depreciation and amortization	58	25	33	132%
Impairments	—	392	(392)	(100)%
Total cost and expense	6,912	7,126

Interest expense	(961)	(858)	(103)	12%
Finance cost related to obligations to issue common stock	(925)	(1,050)	125	(12)%
Other gain (loss), net	(160)	(7)	(153)	2,186%
Net loss	(5,259)	(5,874)	615	(10)%

	Six Months Ended June 30, 2024		Change
(dollars in thousands)(unaudited)	2024	2023	Dollars	Percentage
Revenue	$4,086	$3,993	$93	2%

Cost of revenue	3,275	2,966	309	10%
Sales and marketing	569	753	(184)	(24)%
Technology and development	712	736	(24)	(3)%
General and administrative	6,317	6,077	240	4%
Depreciation and amortization	122	71	51	72%
Impairments	—	392	(392)	(100)%
Total cost and expense	10,995	10,995

Interest expense	(1,904)	(2,402)	498	(21)%
Finance cost related to obligations to issue common stock	(10,072)	(4,626)	(5,446)	118%
Other gain (loss), net	(165)	(6)	(159)	2,650%
Net loss	(19,050)	(14,036)	(5,014)	36%

Revenue and Cost of Revenue. During the three months ended June 30, 2024, our reduction of staff in China and refocusing of efforts outside of China prevented us from completing any significant projects. Our efforts to expand our business outside of China led to our completion of a project for a large school district in the U.S., resulting in our recognition of approximately $3.7 million of revenue. The decrease in revenue from China partially offset almost all the revenue recognized in the U.S., resulting in the increase of approximately $0.5 million. Cost of sales increased in relation to the change in revenue.

During the six months ended June 30, 2024, the lack of project completions that resulted from the reduction of staff in China and a refocusing of efforts outside of China caused a reduction in revenue that almost entirely offset the increase in revenue in the U.S. that resulted from our completion of the school district project. Cost of sales increased in relation to the change in revenue.

Technology and Development. During the three months ended June 30, 2024, a decrease of approximately $0.2 million in payroll-related expense resulted from our reduction in staff in our China operations.

During the six months ended June 30, 2024, a decrease of approximately $0.5 million in payroll-related expense resulted from our reduction in staff in our China operations. During the six months ended June 30, 2023, we received a refundable tax credit of approximately $0.5 million from the government of the United Kingdom resulting from our research and development activities in its jurisdiction and reported such amount as an offset to expense. During the six months ended June 30, 2024, we did not receive such tax credit. The difference in timing of the research and development tax credit resulted in an increase in expense that almost entirely offset the decrease in payroll-related expense.

General and administrative. During the six months ended June 30, 2024, an increase of approximately $0.3 million in certain expenses related to business development and other individually immaterial increases in other expenses that were not indicative of trends in our business was partially offset by a $0.2 million decrease in franchise taxes resulting from a change in estimate, as well as by other individually immaterial decreases in other expenses that were not indicative of trends in our business.

Impairments. During the three months ended June 30, 2023, we determined that certain costs that we had capitalized to software development in progress would no longer be recoverable and we recorded an impairment of approximately $0.2 million. Also, we recorded an impairment of approximately $0.2 million related to certain prepaid expense amounts which were deemed unrecoverable. No such impairments were recorded during the three or six months ended June 30, 2024.

Interest expense. Interest expense decreased during the six months ended June 30, 2024 because the same period of the prior year included an extension fee of approximately $0.8 million we recorded in relation to our entry on March 14, 2023 into the 2023 Mudrick Loan Agreement, along with the Original Mudrick Loan Agreements, described in Note 10 in the Notes to Unaudited Condensed Consolidated Financial Statements included in this Offering Circular. The increase related to the extension fee was partially offset by an increase in the interest rate related to the 2023 Mudrick Loan Agreement as a result of us not making certain payments of principal when due.

Finance Cost Related to Obligations to Issue Common Stock. The finance cost during the six months ended June 30, 2024 resulted from the establishment and remeasurement of obligations to issue our common stock that we incurred in relation to the ELOC Advances we received from Ionic, all of which is described in Note 12 in the Notes to Unaudited Condensed Consolidated Financial Statements included in this Offering Circular. We had more ELOC Advances outstanding during the six months ended June 30, 2024 than during the same period of the prior year.

RESULTS OF OPERATIONS

The following tables summarize our operating results for the year ended December 31, 2023, and the discussion following the table explains material changes in such operating results compared to the year ended December 31, 2022.

	Year Ended December 31,		Change
(dollars in thousands)	2023	2022	Dollars	Percentage
Revenue, including amounts from China Business Partner	$4,402	$11,666	$(7,264)	(62)%

Cost of revenue	3,323	11,331	(8,008)	(71)%
Sales and marketing	1,408	971	437	45%
Technology and development	1,893	2,101	(208)	(10)%
General and administrative	13,374	18,399	(5,025)	(27)%
Depreciation and amortization	285	166	119	72%
Impairments	1,280	—	1,280
Total cost and expense	21,563	32,968

Interest expense	(4,294)	(6,073)	1,779	(29)%
Finance cost related to options to issue common stock	(7,672)	(1,422)	(6,250)	440%
Loss on investment	—	(26,356)	26,356	(100)%
Other loss, net	(20)	(339)	319	(94)%
Net loss	$(29,147)	$(55,492)

Revenue and Cost of revenue. During the year ended December 31, 2023, our project completions slowed significantly in China, first as business and economic recovery efforts that began after China lifted most of its onerous COVID-19 related restrictions at the end of 2022 continued to be sluggish, and then as the previously-noted political tensions between the U.S. and China continued to make it more difficult than expected for us to complete projects.

Cost of revenue during the year ended December 31, 2023 decreased primarily in conjunction with the decreases in project completions described above. Also, during year ended December 31, 2022, we recorded approximately $1.3 million of inventory obsolescence in cost of revenue, while we did not record a material amount of inventory obsolescence in year ended December 31, 2023.

Sales and marketing. The addition in late 2022 of three new personnel, including two executive positions, on our sales team caused an increase of $0.3 million in payroll and related expense during the year ended December 31, 2023.

General and administrative. During the year ended December 31, 2023, we recorded $1.2 million less bad debt expense than during the prior year because, during the prior year, we had to re-evaluate the amounts receivable from customers based on what was then recent information and, as a result, we substantially increased our reserve for credit losses and there were fewer accounts to review during our evaluation of current expected credit losses. We experienced a decrease of approximately $0.7 million in legal and other professional fees primarily because the year ended December 31, 2022 included expense related to financings and the filing of amendments to registration statements whereas we did not have as much similar activity during 2023. Also contributing to the overall decrease in general and administrative expense was a decrease of $1.5 million in certain expenses related to business development, including short-term workspace rentals. Finally, our share-based compensation expense decreased by $1.8 million due to a large number of stock options with a grant date of July 8, 2021 becoming fully expensed in January 2023, in comparison to having a full year of expense during 2022, and due to the decrease in the number of outstanding cash bonuses to our employees in China.

Impairments. During 2023, we recorded an impairment of approximately $0.8 million related to a software asset for which we no longer have established cash flows to support continued recognition of such asset, and we also determined that certain costs that we had capitalized to software development in progress would no longer be recoverable and we recorded an impairment of approximately $0.2 million. Also during 2023, we deemed a certain prepaid expense amount unrecoverable because the amount related to certain items a vendor had already begun to custom build for us but which we had to cancel, so we recorded an impairment of approximately $0.2 million.

Interest expense. We executed the Original Mudrick Loan Agreements in December 2021, pursuant to which we obtained the Original Mudrick Loans in the aggregate principal amount of $30.0 million. During the year ended December 31, 2022, we recorded in interest expense approximately $2.2 million of amortization of debt discount and debt issuance cost related to the Original Mudrick Loans, but did not have any such amortization during the year ended December 31, 2023 because the debt discount and debt issuance cost were fully amortized during 2022. Interest expense also decreased because significantly less debt principal was outstanding on the Original Mudrick Loans during the year ended December 31, 2023 than during the prior year, even though the interest rate had increased from 16.5% to 20.5%. Partially offsetting the decreases in interest expense was the amendment and extension fee of approximately $0.8 million we recorded in relation to our entry on March 14, 2023 into the New Mudrick Loan Agreement.

Finance cost related to obligations to issue common stock. The finance cost during the year ended December 31, 2023 resulted from the establishment and remeasurement of obligations to issue our common stock that we incurred in relation to the debentures we issued to Ionic in 2022 and 2023, as well as the ELOC Advances we received from Ionic, all of which is described in Note 14 in the Notes to Consolidated Financial Statements. Several obligations related to ELOC Advances were outstanding as of December 31, 2023, in addition to obligations related to debentures we issued during 2023, while the only obligation we had outstanding as of December 31, 2022 related to the debenture we issued to Ionic in October 2022.

Loss on investment. On July 1, 2021, as the result of a business combination involving a U.S.-based venture, Sharecare, Inc. (“Legacy Sharecare”) and Falcon Capital Acquisition Corp., a special purpose acquisition company, the common stock of the surviving entity of such business combination (“New Sharecare”) became listed on the Nasdaq Stock Market LLC and our equity in Legacy Sharecare converted into cash and shares of publicly traded common stock of New Sharecare. As a result of the common stock of New Sharecare being traded on a national securities exchange, we were able to remeasure our investment at fair value. Since July 1, 2021, the value of the New Sharecare stock steadily declined, which caused the losses on investment during the year ended December 31, 2022. On July 11, 2022, we delivered our remaining 6,250,000 shares of New Sharecare to our lender at their request and, as a result, we did not maintain investments during the year ended December 31, 2023.

Other loss, net. During the year ended December 31, 2022, we accrued $0.4 million of liquidated damages related to a registration statement which became effective after the time frame during which we were required to ensure such registration statement became effective. We had no similar activity during the year ended December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern

During the six months ended June 30, 2024, and in each fiscal year since our inception, we have incurred operating losses which have resulted in a stockholders’ deficit of $(46.3) million as of June 30, 2024. Additionally, our operations have historically used more cash than they have provided. Net cash used in operating activities was $6.1 million during the six months ended June 30, 2024. As of June 30, 2024, our cash balance was $0.4 million. Also, we did not make required repayments of the outstanding loans under the 2023 Mudrick Loan Agreement when due (see Note 10 for more information) and we have accrued approximately $1.4 million of delinquent payroll taxes.

Our history of recurring operating losses, working capital deficiencies and negative cash flows from operating activities give rise to, and management has concluded that there is, substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our consolidated financial statements for the year ended December 31, 2023, has also expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We intend to fund our future operations and meet our financial obligations through revenue growth from our AI offerings, as well as through sales of our thermal-imaging products. We cannot, however, provide assurance that revenue, income and cash flows generated from our businesses will be sufficient to sustain our operations in the twelve months following the filing of this Offering Circular. As a result, we are actively evaluating strategic alternatives including debt and equity financings.

Conditions in the debt and equity markets, as well as the volatility of investor sentiment regarding macroeconomic and microeconomic conditions (in particular, as a result of the COVID-19 pandemic, global supply chain disruptions, inflation and other cost increases, and the geopolitical conflict in Ukraine), will play primary roles in determining whether we can successfully obtain additional capital.

A variety of factors, many of which are outside of our control, may affect our cash flow; those factors include regulatory issues, competition, financial markets and other general business conditions. Based on financial projections, we believe that we will be able to meet our ongoing requirements for at least the next 12 months with existing cash and based on the probable success of one or more of the following plans:

●	develop and grow new product line(s)

●	obtain additional capital through equity issuances.

However, projections are inherently uncertain and the success of our plans is largely outside of our control. As a result, there is substantial doubt regarding our ability to continue as a going concern, and we may fully utilize our cash resources prior to September 30, 2024.

Mudrick Loans

On December 3, 2021, we entered into the Original Mudrick Loan Agreements pursuant to which we incurred the Original Mudrick Loans in the aggregate principal amount of $30.0 million. The Original Mudrick Loans initially bore interest at 16.5% per annum until the original maturity date of July 31, 2022 and, following an amendment we entered into with Mudrick in August 2022, bore interest at 18.5% per annum. The amendment also extended the maturity date of the Original Mudrick Loans from July 31, 2022 to October 31, 2022. However, we did not make the required repayment of the Original Mudrick Loans by October 31, 2022, which constituted an event of default under the Original Mudrick Loans and triggered an increase in the interest rate under the Original Mudrick Loans to 20.5%.

On March 14, 2023, we entered into the 2023 Mudrick Loan Agreement pursuant to which all of the Original Mudrick Loans were cancelled in exchange for the 2023 Mudrick Notes in the aggregate principal amount of approximately $16.3 million. The 2023 Mudrick Notes bore interest at a rate of 20.5% per annum, which waas payable on the last business day of each month commencing on May 31, 2023. The interest rate increased by 2% and the principal amount outstanding under the 2023 Mudrick Notes and any unpaid interest thereon could have become immediately due and payable upon the occurrence of any event of default under the 2023 Mudrick Loan Agreement. All amounts outstanding under the 2023 Mudrick Notes, including all accrued and unpaid interest, will be due and payable in full on October 31, 2023. See Note 10 in the Notes to Unaudited Condensed Consolidated Financial Statements included in this Offering Circular for additional information regarding the 2023 Mudrick Notes.

To secure the payment and performance of the obligations under the Original Mudrick Loan Agreements and the 2023 Mudrick Loan Agreement, we, together with the Guarantors, granted to TMI Trust Company, as the collateral agent for the benefit of Mudrick, a first priority lien on, and security interest in, all assets of Remark and the Guarantors, subject to certain customary exceptions.

In connection with our entry into the Original Mudrick Loan Agreements, we paid to Mudrick an upfront fee equal to 5.0% of the amount of the Original Mudrick Loans, which amount was netted against the drawdown of the Original Mudrick Loans. We recorded the upfront fee as a debt discount of $1.5 million, and recorded debt issuance cost totaling $1.1 million. We amortized the discount on the Original Mudrick Loans and the debt issuance cost over the life of the Original Mudrick Loans and, during the year ended December 31, 2022, we amortized $2.2 million of such discount and debt issuance cost. In consideration for the amendment we entered into with Mudrick in August 2022, we paid Mudrick an amendment and extension fee in the amount of 2.0% of the then unpaid principal balance of the Original Mudrick Loans, which was approximately $0.3 million, by adding such amount to the principal balance of the Original Mudrick Loans.

On August 5, 2024, we entered into an Exchange Agreement (the “Exchange Agreement”) with Mudrick Capital Management, L.P., on behalf of itself and the holders (the “Investors”) of 2023 Mudrick Notes in an aggregate principal amount of approximately $16.3 million (the “Original Principal”) pursuant to which the Investors and we exchanged the 2023 Mudrick Notes for newly-issued, secured convertible debentures issued by us (the “Secured Convertible Debentures”) in an aggregate principal amount equal to the sum of the Original Principal and accrued and unpaid interest on the Original Principal in the aggregate amount of approximately $3.7 million.

The Secured Convertible Debentures mature on May 15, 2025 and bear interest at a rate of 20.5% per annum, and the interest is payable in kind by our issuance to the Investors of shares of our common stock as described below. The Secured Convertible Debentures are convertible, at the option of the Investors, at any time, into such number of shares of our common stock equal to the principal amount of the Secured Convertible Debentures converted plus all accrued and unpaid interest on such principal amount at a conversion price equal the closing price of our common stock on the trading day immediately preceding the conversion date, subject to a floor price of $0.10, subject to (i) equitable adjustments resulting from any stock splits, stock dividends, recapitalizations or similar events and (ii) the availability of authorized shares of common stock which can be reserved for the purpose of such conversion.

In no event will the Investors be entitled to convert any portion of the Secured Convertible Debentures in excess of that portion which would result in beneficial ownership by it and its affiliates of more than 9.99% of the outstanding shares of common stock, unless such Investors deliver to us written notice at least sixty-one (61) days prior to the effective date of such notice that the provision be adjusted to 9.99%. The Secured Convertible Debentures provide that neither the Investors nor any affiliate may sell or otherwise transfer, directly or indirectly on any trading day any shares of our common stock an amount representing more than 10.0% of the trading volume of the common stock.

In addition, we can redeem the Secured Convertible Debentures at a redemption price equal to 100% of the sum of the principal amount of the Secured Convertible Debentures to be redeemed plus accrued interest, if any.

Upon the occurrence of events of default specified in the Secured Convertible Debentures, including the failure to pay the outstanding principal amount of the Secured Convertible Debentures and all accrued and unpaid interest thereon when due, the breach of the terms of the Exchange Agreement, the Secured Convertible Debentures or the Security Agreement (as defined below), the breach of Remark’s or the Guarantors (as defined below) representations and warranties in the Exchanges Agreement, the Secured Convertible Debentures or the Security Agreement, certain bankruptcy events with respect to Remark or the Guarantors, the failure to pay amounts due and payable under any indebtedness of Remark or a Guarantor in an amount in excess of $100,000 or a final judgment is entered against Remark or a Guarantor in an aggregate amount in excess of $100,000, all amounts owed under the Secured Convertible Debenture, together with default interest at 22.5% per annum, shall then become due and payable. In addition, the Collateral Agent (as defined below) shall have the right to exercise remedies set forth in the Security Agreement.

The Secured Convertible Debentures are guaranteed by certain of our direct and indirect subsidiaries (the “Guarantors”) and are secured by all the assets (wherever located, whether now owned or hereafter acquired) of Remark and the Guarantors pursuant to a Guaranty and Security Agreement dated as of August 5, 2024 (the “Security Agreement”), by and among us, as the Guarantors, the Investors and Argent Institutional Trust Company (the “Collateral Agent”).

Obligations to Issue Common Stock

On October 6, 2022, we entered into a debenture purchase agreement (the “2022 Debenture Purchase Agreement”) with Ionic, pursuant to which we issued a convertible subordinated debenture in the original principal amount of $2.8 million (the “2022 Debenture”) to Ionic for a purchase price of $2.5 million (See Note 12 in the Notes to Unaudited Condensed Consolidated Financial Statements included in this report for additional detail).

In connection with the 2022 Debenture, on October 6, 2022, we also entered into a purchase agreement with Ionic (as amended by those certain letter agreements by and between Remark and Ionic, dated as of January 5, 2023; July 12, 2023; August 10, 2023; September 15, 2023; and February 14, 2024, and by the First Amendment dated January 9, 2024, the “Amended ELOC Purchase Agreement”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Ionic to purchase up to an aggregate of $50.0 million of shares of our common stock over the 36-month term of the Amended ELOC Purchase Agreement. Under the Amended ELOC Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of a resale registration statement filed with the SEC registering such shares and that the 2022 Debenture shall have been fully converted into shares of common stock or shall otherwise have been fully redeemed and settled in all respects in accordance with the terms of the 2022 Debenture, we have the right to present Ionic with a purchase notice (each, a “Purchase Notice”) directing Ionic to purchase any amount up to $0.5 million of our common stock per trading day, at a per share price equal to 80% (or 70% if our common stock is not then trading on Nasdaq) of the average of the two lowest volume-weighted average prices (“VWAPs”) over a specified measurement period. With each purchase under the Amended ELOC Purchase Agreement, we are required to deliver to Ionic an additional number of shares equal to 2.5% of the number of shares of common stock deliverable upon such purchase. (See Note 12, Note 14 and Note 17 in the Notes to Consolidated Financial Statements included in this report for additional detail).

On January 5, 2023, we and Ionic entered into a letter agreement (the “January 2023 Letter Agreement”) which amended the ELOC Purchase Agreement. Under the January 2023 Letter Agreement, the parties agreed, among other things, to (i) amend the floor price below which Ionic will not be required to buy any shares of our common stock under the ELOC Purchase Agreement from $0.25 to $0.20, determined on a post-reverse split basis, (ii) amend the per share purchase price for purchases under the ELOC Purchase Agreement to 90% of the average of the two lowest daily VWAPs over a specified measurement period, which will commence at the conclusion of the applicable measurement period related to the 2022 Debenture and (iii) waive certain requirements in the ELOC Purchase Agreement to allow for a one-time $0.5 million purchase under the ELOC Purchase Agreement. See Note 12 in the Notes to Consolidated Financial Statements included in this report for additional detail.

On March 14, 2023, we entered into another debenture purchase agreement (the “2023 Debenture Purchase Agreement”) with Ionic pursuant to which we authorized the issuance and sale of two convertible subordinated debentures in the aggregate principal amount of $2.8 million for an aggregate purchase price of $2.5 million. The first debenture is in the original principal amount of $1.7 million for a purchase price of $1.5 million (the “First Debenture”), which was issued on March 14, 2023, and the second debenture is in the original principal amount of $1.1 million for a purchase price of $1.0 million (the “Second Debenture” and collectively with the First Debenture, the “2023 Debentures”). The terms of the 2023 Debentures are further described in Note 12 in the Notes to Consolidated Financial Statements included in this report.

On September 15, 2023, we and Ionic entered into a letter agreement (the “September 2023 Letter Agreement”) which amends the Amended ELOC Purchase Agreement. Under the September 2023 Letter Agreement, which repeated changes made in earlier letter agreements between Remark and Ionic dated July 12, 2023 and August 10, 2023, the parties agreed, among other things, to (i) allow Remark to deliver one or more irrevocable written notices (“Exemption Purchase Notices”) to Ionic in a total aggregate amount not to exceed $20.0 million, which total aggregate amount shall be reduced by the aggregate amount of previous Exemption Purchase Notices, (ii) amend the per share purchase price for purchases under an Exemption Purchase Notice to 80% of the average of the two lowest daily volume-weighted average prices (“VWAPs”) over a specified measurement period, (iii) amend the definition of the specified measurement period to stipulate that, for purposes of calculating the final purchase price, such measurement period begins the trading day after Ionic pays Remark the amount requested in the purchase notice, while the calculation of the dollar volume of Remark common stock traded on the principal market to determine the length of the measurement period shall begin on the trading day after the previous measurement period ends, iv) that any additional Exemption Purchase Notices that are not in accordance with the terms and provisions of the Purchase Agreement shall be subject to Ionic’s approval, v) to amend section 11(c) of the Amended ELOC Purchase Agreement to increase the Additional Commitment Fee from $0.5 million to $3.0 million and vi) that by September 29, 2023, the parties will amend the Debenture Transaction Documents to include a so-called Most Favored Nation provision that will provide Ionic with necessary protection against any future financing, settlement, exchange or other transaction whether with an existing or new lender, investor or counterparty, and that, if such amendment is not made by September 29, 2023, the Additional Commitment Fee shall be further increased to approximately $3.8 million.

On January 9, 2024, we and Ionic entered into an amendment (the “First Amendment”) to the Amended ELOC Purchase Agreement. Under the First Amendment, the parties agreed, among other things, (i) to clarify that the Floor Price per the agreement is $0.25, (ii) to amend the per share purchase price for purchases under a Regular Purchase Notice to 80% of the average of the two lowest daily volume-weighted average prices (“VWAPs”) over a specified measurement period, (iii) to increase the frequency at which we can submit purchase notices, within limits, and (iv) to amend section 11(c) of the ELOC Purchase Agreement to increase the Additional Commitment Fee from $500,000 to approximately $3.8 million.

On February 14, 2024, we and Ionic entered into a letter agreement (the “February 2024 Letter Agreement”) which amends the Amended ELOC Purchase Agreement. Under the February 2024 Letter Agreement, the parties agreed, among other things, (i) to redefine the definition of Principal Market to include markets in addition to the Nasdaq Capital Market and the OTC Bulletin Board, (ii) that Ionic will forbear from enforcing any noncompliance with the covenants in the Amended ELOC Purchase Agreement as a result of Remark’s delisting from Nasdaq and any related suspension of trading on Nasdaq, and (iii) to clarify that we can still issue Regular Purchase Notices despite the delisting from Nasdaq and any related suspension of trading on Nasdaq so long as the Principal Market is either the OTCQX, OTCQB, or OTCBB and each Regular Purchase does not exceed $500,000.

Cash Flows - Operating Activities

During the six months ended June 30, 2024, we used $0.9 million more cash in operating activities than we did during the same period of the prior year. The increase in cash used in operating activities is primarily the result of the timing of payments related to elements of working capital.

Cash Flows - Investing Activities

During the six months ended June 30, 2024, we purchased approximately $0.6 million of software for internal use and other operating assets, while during the same period of 2023 investing activities were de minimis.

Cash Flows - Financing Activities

During the six months ended June 30, 2024, we received approximately $1.6 million more from financing activities than we did during the same period of 2023. Ionic advanced us an aggregate of approximately $4.8 million during the six months ended June 30, 2024, under the Amended ELOC Purchase Agreement for which we issued 24,965,987 shares of our common stock and for which we expect to issue another estimated 48,746,999 shares of our common stock, we received $2.8 million from an unrelated potential investor/creditor in advance of finalizing an agreement, and we also received $0.7 million of advances from senior management representing various operating expense payments and repaid $1.3 million of advances from senior management. During the same period of 2023, we received $2.5 million from Ionic in exchange for the issuance of a convertible debenture, Ionic also advanced us an aggregate of $3.0 million, and we received $0.7 million of advances from senior management and repaid $0.8 million of advances from senior management representing various operating expense payments made on our behalf.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

Please refer to Note 2 in the Notes to Unaudited Condensed Consolidated Financial Statements included in this report for a discussion regarding recently issued accounting pronouncements which may affect us.

MANAGEMENT

The following table and paragraphs set forth information regarding our executive officers and directors, including the business experience for the past five years (and, in some instances, for prior years) of each such executive officer and director.

Name	Age	Position
Kai-Shing Tao	48	Chief Executive Officer, Principal Financial Officer and Chairman of the Board
Theodore P. Botts	79	Director and Chairman of the Audit Committee
Elizabeth Xu	59	Director
Brett Ratner	55	Director and Chairman of the Compensation Committee
Daniel Stein	48	Director and Chairman of the Nominating and Governance Committee

Executive Officer

Kai-Shing Tao has served as our Chief Executive Officer since December 2012, previously serving as Co-Chief Executive Officer since October 2012, and as a member of our Board of Directors (the “Board”) since 2007 and Chairman of the Board since October 2012. Mr. Tao also has served as Chairman and Chief Investment Officer of Pacific Star Capital Management, L.P. (“Pacific Star Capital”), a private investment group, since January 2004. Prior to founding Pacific Star Capital, Mr. Tao was a Partner at FALA Capital Group, a single-family investment office, where he headed the global liquid investments outside the operating companies. Mr. Tao has been a director of Paradise Entertainment Limited (SEHK: 1180), a Hong-Kong-Stock-Exchange-traded company engaged in casino services and the development, supply and sales of electronic gaming systems, since April 2014. Mr. Tao previously was a director of Playboy Enterprises, Inc. from May 2010 to March 2011. Mr. Tao is a graduate of the New York University Stern School of Business.

Non-Employee Directors

Theodore P. Botts has served as a member of our Board since 2007. Mr. Botts has been the President of Kensington Gate Capital, LLC, a private corporate finance advisory firm, since April 2001. Previously, Mr. Botts served as Chief Financial Officer of StereoVision Entertainment, Inc., a film entertainment company, from July 2007 until September 2008. Prior to 2000, Mr. Botts served in executive capacities at UBS Group and Goldman Sachs in London and New York. Mr. Botts also served on the board of directors and as chairman of the audit committee of INTAC International, Inc. from 2002 until its merger with a predecessor of Remark in 2006. Mr. Botts served as a member of the board and chairman of both the compensation and audit committees of Crystal Peak Minerals (CPMMF) from 2012 to 2018. Mr. Botts is currently a member of the board of Essentia Analytics, a privately held English company which develops and provides behavioral analytics to active portfolio managers. He served from 2003 to 2012 as a member of the Board of Trustees and head of development for REACH Prep, a non-profit organization serving the educational needs of underprivileged African-American and Latino children in Fairfield and Westchester counties. Mr. Botts graduated with highest honors from Williams College and received an MBA from the New York University Stern School of Business.

Brett Ratner has been a member of our Board since March 2017. Mr. Ratner is one of Hollywood’s most successful filmmakers. His films have grossed more than $2 billion at the global box office. He has served as an executive producer on films such as the Golden-Globe-winning and Oscar-winning The Revenant, starring Leonardo DiCaprio, executive producer and director of the Golden Globe-nominated FOX series Prison Break, and executive producer of the television series Rush Hour, based on his hit films. Mr. Ratner, along with his business partner James Packer, formed RatPac Entertainment, a film finance and media company, in 2013. Since inception, RatPac Entertainment has co-financed 63 theatrically-released motion pictures exceeding $11.6 billion in worldwide box office receipts. In 2017, he received a coveted star on the Hollywood Walk of Fame. Mr. Ratner received a Bachelor in Fine Arts degree from New York University’s Tisch School of the Arts. He is currently attending Harvard University’s Business School Graduate Program.

Daniel Stein has served as a member of our Board since March 2017. Since January 2021, Mr. Stein has held the position of Senior Vice President of Partnerships, Crossix Analytics (which is part of Veeva Systems) where he oversees all media, enablement and product partnerships. He previously served since 2012 as Senior Vice President of Analytics Services & Product Strategy at Crossix Solutions, Inc., a healthcare and analytics and data company, where he was responsible for driving innovation across the Crossix product suite, including digital and TV-based solutions. Prior to joining Crossix, Mr. Stein spent eight years at Digitas and Digitas Health, an advertising agency, where he led the Strategy and Analysis group in New York. At Digitas Health, he built a team focused on leveraging analytics to help pharmaceutical and health-focused clients optimize their marketing plans and partnerships. Mr. Stein brings over 20 years of media, marketing, healthcare and agency experience focusing on products, marketing and innovation. Previously, he worked at Scholastic, where he developed interactive and direct marketing plans to support teachers and parents, and he gained additional healthcare experience at PricewaterhouseCoopers, where he designed and built comprehensive health & welfare systems for large companies. Mr. Stein graduated from the University of Pennsylvania with a B.A. in Economics. He has not served on any other boards or committees in the last five years.

Dr. Elizabeth Xu has served as a member of our Board since 2020. Since September 2020, she has been the Chief Executive Officer of A2C Leadership Group, Inc., a private leadership education firm, and chairperson of Be the Change Foundation, a public non-profit organization that has been helping K-12 students and working professionals establish their leadership skills. Dr. Xu was named as one of the top 50 diversity leaders in 2020, as one of the Silicon Valley Women of Influence in 2015, as a Female of Executive Year, and has received more than 10 other awards from various organizations. Dr. Xu is an international transformational technology leader and senior business executive with more than 20 years of experience that includes digital transformation through the application of artificial intelligence, Internet-of-Things, and other enterprise technology in multiple businesses. She was a Stanford University lecturer for several years, and she currently serves as an Innovation and Entrepreneurship Advisor at the MIT Sloan School of Management and she sits on the advisory board of Women in Technology International. From 2018 to 2019, Dr. Xu served as the Group CTO at Thailand-based Charoen Pokphand Group (CP Group), one of the world’s largest conglomerates, where she drove the company’s technology strategy and advancement and oversaw workforce re-training for more than 200 of the company’s subsidiaries in various industries. During that time period, she also served as CEO of the CP Group subsidiaries in Thailand and the United States that conducted CP Group’s research and development. From 2014 to 2017, Dr. Xu held several leadership roles, including serving as CTO of BMC Software, Inc., a global leader in information technology service management. At BMC, she was responsible for the company’s Central Technology Organization and Digital Service Management BU Engineering Organization.

Director Qualifications

The Board comprises a diverse group of leaders in their respective fields. Some of the current directors have senior leadership experience at major domestic and international corporations. In these positions, they have gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. Some of our directors also have experience serving on boards of directors and board committees of other public companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Other directors have experience as principals in private investment and advisory firms, which brings financial expertise and unique perspectives to the Board. Our directors also have other experience that makes them valuable members, such as experience managing technology and media companies, or developing and pursuing investment or business opportunities in international markets, which provides insight into strategic and operational issues faced by Remark.

We believe that the above-mentioned attributes, along with the leadership skills and other experiences of the directors described below, provide us with a diverse range of perspectives and judgment necessary to guide our strategies and monitor their execution.

Kai-Shing Tao

●	Knowledge and experience regarding Remark from serving as our Chief Executive Officer since December 2012

●	Global financial industry and investment experience and extensive knowledge of Asian markets as Chief Investment Officer of Pacific Star Capital and a former member of the U.S.-China and U.S.-Taiwan Business Council

●	Outside public company board experience as a former director of Playboy Enterprises, Inc.

Theodore P. Botts

●	Global financial advisory experience and extensive knowledge of the technology sector as President of Kensington Gate Capital, LLC

●	Outside board experience as a director and chairman of the audit committee of INTAC International

●	Global financial industry experience as an executive at UBS Group and Goldman Sachs

Brett Ratner

●	Extensive experience in the entertainment industry, including co-founding and operating a successful film finance and media company

Daniel Stein

●	Operational experience leading data monetization efforts for analytics companies, leveraging partnerships with top digital, television and media companies

●	Oversees all product strategy for Crossix, a leading technology company currently focused in healthcare

●	More than 20 years of media, marketing and agency experience focusing on innovation

Elizabeth Xu

●	Senior executive experience as former Group CTO of CP Group and CEO of CP R&D Thailand and USA companies

●	Global business experience in operational and governance roles for technology businesses

●	Harvard Business School certified board member

Family Relationships

There are no family relationships among our executive officers and directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of our employees, officers and directors. A copy of the Code of Ethics is publicly available on our website at ir.remarkholdings.com/corporate-governance. Amendments to the Code of Ethics or any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules will also be disclosed on our website.

Director Independence

The Board has determined that all of our current non-employee directors are independent within the meaning of SEC and Nasdaq rules. The Board has also determined that all directors serving on the Audit Committee, Nominating and Governance Committee and Compensation Committee are independent within the meaning of SEC rules.

Board Committees

Our Board has three standing committees to assist it with its responsibilities. We describe the three committees, the charters of which are available on our website at https://remarkholdings.com/ir.html#governance, below.

Audit Committee. The Audit Committee is comprised of directors who satisfy the SEC and Nasdaq audit committee membership requirements, and is governed by a Board-approved charter that contains, among other things, the committee’s membership requirements and responsibilities. The committee’s responsibilities include, but are not limited to:

●	appointing, overseeing the work of, determining compensation for, and terminating or retaining the independent registered public accounting firm which audits our financial statements, including assessing such firm’s qualifications and independence;

●	establishing the scope of the annual audit, and approving any other services provided by public accounting firms;

●	providing assistance to the Board in fulfilling the Board’s oversight responsibility to the stockholders, the investment community and others relating to the integrity of our financial statements and our compliance with legal and regulatory requirements;

●	overseeing our system of disclosure controls and procedures, and our system of internal controls regarding financial accounting, legal compliance and ethics, which management and our Board established; and

●	maintaining free and open communication with our independent auditors, our internal accounting function and our management.

Our Audit Committee is comprised of Messrs. Botts and Stein and Dr. Xu, each of whom is independent under applicable Nasdaq listing standards and Rule 10A-3 under the Exchange Act. Mr. Botts serves as Chairman of the Audit Committee.

The Board determined that Mr. Botts is an audit committee financial expert, as defined under the Exchange Act. The Board made a qualitative assessment of Mr. Botts’s level of knowledge and experience based on a number of factors, including his experience as a financial professional.

Compensation Committee. The Compensation Committee’s responsibilities include, but are not limited to:

●	determining all compensation for our CEO;

●	reviewing and approving corporate goals relevant to the compensation of our CEO, and evaluating the CEO’s performance in light of those goals and objectives;

●	reviewing and approving the compensation of other executive officers;

●	reviewing and approving objectives relevant to the compensation of other executive officers, and the executive officers’ performance in light of those objectives;

●	administering our equity incentive plans;

●	approving severance arrangements and other applicable agreements for executive officers, and consulting generally with management on matters concerning executive compensation and on pension, savings and welfare benefit plans where Board or stockholder action is contemplated with respect to the adoption of or amendments to such plans; and

●	making recommendations on organization, succession, the election of officers, use of consultants and similar matters where Board approval is required.

Our Compensation Committee is comprised of Mr. Ratner and Dr. Xu, each of whom is independent under applicable Nasdaq listing standards and are “non-employee directors” as defined in rule 16b-3 promulgated under the Exchange Act. Mr. Ratner serves as Chairman of the Compensation Committee.

Nominating and Governance Committee. The Nominating and Governance Committee considers and makes recommendations on matters related to the practices, policies and procedures of the Board and takes a leadership role in shaping our corporate governance. The committee’s responsibilities include, but are not limited to:

●	assessing the size, structure and composition of the Board and its committees;

●	coordinating evaluation of the Board’s performance and reviewing the Board’s compensation; and

●	screening candidates considered for election to the Board.

When screening candidates for Board membership, the committee concerns itself with the composition of the Board with regard to depth of experience, balance of professional interests, required expertise and other factors. The committee evaluates prospective nominees that it identifies or which are referred to it by other Board members, management, stockholders or external sources, as well as evaluating all self-nominated candidates.

The committee has not formally established any specific, minimum qualifications that each candidate for the Board must meet, or specific qualities or skills that one or more directors must possess or a diversity policy. However, the committee, when considering a candidate, will factor into its determination the following qualities of a candidate:

●	educational background

●	diversity of professional experience, including whether the person is a current or former CEO or CFO of a public company or the head of a division of a large international organization

●	knowledge of our business

●	integrity

●	professional reputation

●	strength of character

●	mature judgment

●	relevant technical experience

●	diversity

●	independence

●	wisdom

●	ability to represent the best interests of our stockholders

The committee may also consider such other factors as it may deem to be in the best interests of Remark and its stockholders.

The committee uses the same criteria for evaluating candidates nominated by stockholders and self-nominated candidates as it does for those proposed by other Board members, management and search companies. For more information on how stockholders can nominate candidates for election as directors, see “Stockholder Proposals” below.

The committee identifies nominees by first evaluating incumbent directors, with skills and experience that are relevant to our business and who are willing to continue in service. Such a practice balances the value of continuity of service with that of obtaining a new perspective. If an incumbent director up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the committee identifies the skills and experience desired of a new nominee in light of the criteria above. Current members of the committee and Board will be polled for suggested candidates. Research may also be performed to identify qualified individuals. If the committee believes that the Board requires additional candidates for nomination, it may explore alternative sources for identifying additional candidates, including, if appropriate, a third-party search firm.

Our Nominating and Governance Committee is comprised of Messrs. Ratner and Stein and Dr. Xu, each of whom is independent under applicable Nasdaq listing standards. Mr. Stein serves as Chairman of the Nominating and Governance Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents the dollar amounts of salary (the only form of compensation during the years noted) earned by our named executive officer (“NEO”):

Name and Principal Position	Year	Salary	Total
Kai-Shing Tao	2023	$350,000	$350,000
	2022	350,000	350,000

During 2023 and 2022, our NEO elected to defer a portion of his salary to future periods.

Employment Agreements

Mr. Tao is an “at will” employee and we do not have employment agreements with Mr. Tao.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding our NEO’s unexercised options to purchase our common stock as of December 31, 2023 (all stock awards to our NEO were fully vested as of December 31, 2023):

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date
Kai-Shing Tao	130,000	$78.10	01/19/2028
	18,000	19.90	06/20/2027
	150,000	40.40	11/09/2026
	35,000	41.00	08/18/2025
	65,000	42.90	07/28/2025

Equity Incentive Plans

We have granted stock options and restricted stock under our 2010 Equity Incentive Plan adopted June 15, 2010 (the “2010 Plan”), our 2014 Incentive Plan adopted on February 17, 2014 and amended on December 23, 2014 and January 11, 2016 (the “2014 Plan”), our 2017 Incentive Plan adopted on January 19, 2018 (the “2017 Plan”) and our 2022 Incentive Plan adopted on July 5, 2022 (the “2022 Plan”). The amount of stock options or shares of stock we grant to recipients generally depends upon their particular position with Remark and their achievement of certain performance metrics established by the Board. The Compensation Committee must approve all grants.

While we do not have a formal written policy in place with regard to the timing of awards of options in relation to the disclosure of material nonpublic information, the Compensation Committee does not seek to time equity grants to take advantage of information, either positive or negative, about our company that has not been publicly disclosed. It has been our practice to grant equity awards to our directors upon their appointment to the Board of Directors. We intend to issue equity grants to our officers and/or directors at the same time each year, either upon completion of the annual meeting of stockholders or in connection with our last meeting of the Board of Directors each fiscal year. Option grants are effective on the date the award determination is made by the Compensation Committee, and the exercise price of options is the closing market price of our common stock on the business day of the grant or, if the grant is made on a weekend or holiday, on the prior business day.

Equity Incentive Plans

We have granted stock options and restricted stock under our 2010 Equity Incentive Plan adopted June 15, 2010, our 2014 Incentive Plan adopted on February 17, 2014 and amended on December 23, 2014 and January 11, 2016, our 2017 Incentive Plan adopted on January 19, 2018 and our 2022 Incentive Plan adopted on July 5, 2022. The amount of stock options or shares of stock we grant to recipients generally depends upon their particular position with Remark and their achievement of certain performance metrics established by the Board. The Compensation Committee must approve all grants.

Director Compensation

The Compensation Committee periodically awards our non-employee directors with equity-based compensation. The non-employee directors did not receive any awards during the year ended December 31, 2023. As of December 31, 2023, each non-employee director owned options to purchase shares of common stock as noted in the following table:

Number of Common Stock Shares Issuable Upon Exercise of Outstanding Stock Options
Theodore Botts	47,785
Brett Ratner	35,000
Daniel Stein	30,000
Elizabeth Xu	15,000

No non-employee director owned unvested shares of restricted stock as of December 31, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information with respect to the beneficial ownership of our common stock and our Series A Voting Preferred Stock as of October 31, 2024, by:

●	each person, or group of affiliated persons, known to us to beneficially own more than 5% of the outstanding common stock and our Series A Voting Preferred Stock;

●	each of our directors and named executive officers (“NEOs”); and

●	all of our current directors and executive officers as a group.

The amounts and percentages of securities beneficially-owned by a person are reported based upon SEC rules governing the determination of beneficial ownership of securities. The SEC rules:

●	deem a person a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or if that person has or shares investment power, which includes the power to dispose of or to direct the disposition of a security;

●	deem a person a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, and securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s ownership percentage; and

●	may deem more than one person a beneficial owner of the same securities, and may deem a person a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock and (or) shares of Series A Voting Preferred Stock. The information relating to our 5% beneficial owners is based on information we received from such holders. Percentages of beneficial ownership of our common stock and of our Series A Voting Preferred Stock are based on shares outstanding of 57,821,791 and 150,000, respectively, while the percentage of total voting power is based on 207,821,791 total votes outstanding, with all such share counts and vote totals being as of October 31, 2024.

Except as otherwise noted below, the address of persons listed in the following table is:

c/o Remark Holdings, Inc.

800 S. Commerce St.

Las Vegas, Nevada 89106

	Number of Shares		Percentage of Shares
	Common Stock	Series A Voting Preferred Stock	Common Stock	Series A Voting Preferred Stock	Percentage of Total Voting Power
Persons known to beneficially own more than 5%
Mudrick Capital Management, LP [1]	5,336,515	—	8.4%	—	2.6%
Directors and NEOs
Kai-Shing Tao [2]	975,787	150,000	1.7%	100.0%	72.6%
Theodore Botts [3]	66,982	—	*	—	*
Brett Ratner [4]	35,000	—	*	—	*
Daniel Stein [4]	30,000	—	*	—	*
Elizabeth Xu [4]	15,000	—	*	—	*
All executive officers and directors as a group (5 persons) [5]	1,122,769	150,000	1.9%	100.0%	72.7%

*	Represents holdings of less than 1% of shares outstanding.

1.	Consists of 5,336,515 shares of common stock issuable upon conversion of the Mudrick Convertible Debentures.

2.	Regarding common stock, the number of shares consists of (i) 23,474 shares of common stock held by Mr. Tao, (ii) 398,000 shares of common stock issuable upon exercise of options held by Mr. Tao which are currently exercisable, (iii) 524,631 shares of common stock held by Digipac, (iv) 27,500 shares of common stock held by Pacific Star Capital and (v) 2,182 shares of common stock held by Pacific Star HSW LLC (“Pacific Star HSW”). Mr. Tao, as the manager and a member of Digipac, the Chief Investment Officer and sole owner of Pacific Star Capital, and the control person of Pacific Star HSW, may be deemed to beneficially own the shares of common stock beneficially owned by Digipac, Pacific Star Capital and Pacific Star HSW. Mr. Tao disclaims beneficial ownership of the shares of common stock beneficially owned by Digipac and Pacific Star HSW, except to the extent of his pecuniary interest therein. Regarding the 150,000 shares of Series A Voting Preferred Stock, we and Mr. Tao entered into a Voting Agreement dated October 31, 2024, pursuant to which Mr. Tao is permitted to vote in accordance with the recommendations of our Board of Directors on certain Voting Proposals. We will automatically redeem the shares of Series A Voting Preferred Stock on July 28, 2025, or we may redeem the shares of Series A Voting Preferred Stock at any time prior to the July 28, 2025.

3.	Includes 45,000 shares of common stock issuable upon exercise of options.

4.	Consists of shares of common stock issuable upon exercise of options.

5.	Consists of 599,769 shares of common stock and 523,000 shares of common stock issuable upon exercise of options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents certain information as of December 31, 2023 regarding our equity compensation plans (the 2010 Equity Incentive Plan, the 2014 Incentive Plan, the 2017 Incentive Plan, and the 2022 Incentive Plan, all of which were approved by our security holders):

Plan category	Number of Common Stock Shares to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Plans
Approved by security holders	1,618,851	$30.31	1,213,890
Not approved by security holders	—	$—	—

The 2010 Equity Incentive Plan has expired, but options issued under the plan while it was active remain outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the review and approval of our Audit Committee. Such policy and procedures are set forth in the Audit Committee charter.

As of December 31, 2023, our Chief Executive Officer and Chairman, Kai-Shing Tao, had advanced certain expenses on behalf of Remark in the aggregate amount of approximately $1.1 million, $0.2 million of which amount remained outstanding as of October 31, 2024. Also as of December 31, 2023, approximately $0.2 million of accrued salary was owed to Mr. Tao, and most of such amount remained outstanding as of October 31, 2024.

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there is no transaction involving Remark in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for our last three fiscal years.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and amended and restated bylaws (our “Bylaws”) limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the Commission such indemnification is against public policy and is therefore unenforceable.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and Bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 60 calendar days nor more than 90 calendar days prior to the first anniversary date of the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Stockholders. Our Bylaws provides that special meetings of stockholders may only be called by the Board.

No Written Consent of Stockholders. Our Bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Bylaws. Only the Board has the power to amend any provisions of our Bylaws.

Preferred Stock. Our Charter authorizes our Board of Directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our Board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See “Preferred Stock” below.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities under the Securities Act may be permitted to officers, directors or persons controlling Remark pursuant to the foregoing provisions, Remark has been informed that is it is the opinion of the SEC that such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there are transactions involving the issuer, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the issuer’s total assets at year-end for its last three fiscal years, except compensation awarded to executives.

Legal/Disciplinary History

None of Remark Holdings, Inc.’s Officers or Directors have been the subject of any criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

None of Remark Holdings, Inc.’s Officers or Directors have been the subject of any entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

None of Remark Holdings, Inc.’s Officers or Directors have been the subject of any finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

None of Remark Holdings, Inc.’s Officers or Directors has been the subject of any entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

SECURITIES OFFERED

Current Offering

Remark is offering as much as an aggregate total of 750,000 Shares at an offering price of $100.00 per Share, pursuant to Tier 2 of Regulation A. We will commence sales of the Shares within two days after the Offering Circular is qualified by the SEC.

DESCRIPTION OF SECURITIES

Authorized Stock

Our Charter currently authorizes us to issue as many as 176,000,000 shares, including 175,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of close of business on October 31, 2024, there were 57,821,791 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The following description of our common stock is a summary of the material provisions and terms of our common stock and is qualified by reference to our Charter and our Bylaws.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by the stockholders. Common stockholders are not entitled to cumulative voting with respect to the election of directors. Subject to the preferences of any outstanding shares of preferred stock, holders of common stock may receive ratably any dividends that our Board may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

Preferred Stock

We are currently authorized to issue as many as 1,000,000 shares of preferred stock. Our Charter authorizes the Board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

On October 25, 2024, we filed a Certificate of Designations with the Delaware Secretary of State to designate 800,000 shares of preferred stock as Series B 15% Cumulative Redeemable Perpetual Preferred Stock. A copy of the Certificate of Designations is attached hereto as Exhibit A.

On October 31, 2024, we filed a Certificate of Designations with the Delaware Secretary of State to designate 150,000 shares of preferred stock as Series A Redeemable Voting Preferred Stock. A copy of the Certificate of Designations for the Series A Redeemable Voting Preferred Stock is included as Exhibit 2.7 of the Form 1-A/A of which the Preliminary Offering Circular was a part.

Series B 15% Cumulative Redeemable Perpetual Preferred Stock

We are offering as many as 750,000 shares of the Series B Preferred Stock, which shares will be fully paid and non-assessable. The Shares have no stand-alone rights and will not be certificated or issued as standalone securities. The Series B Preferred Stock is a new issuance with no prior trading market.

No Maturity, Sinking Fund or Mandatory Redemption

The Series B Preferred Stock has no stated maturity, shall not be subject to any sinking fund or other mandatory redemption, and shall not be convertible into or exchangeable for any of our other securities. Shares of the Series B Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series B Preferred Stock.

Ranking

The Series B Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution, or winding up:

(1)	senior to all classes or series of our common stock, preferred stock, and to all other equity securities issued or to be by us, other than equity securities referred to in paragraphs (2) or (3) below;

(2)	on parity with all equity securities issued by us with terms specifically providing that those equity securities rank on parity with the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution, or winding up of the Company; and

(3)	effectively junior to all existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) of the Company and to any indebtedness and other liabilities of (as well as any preferred equity interest held by others in) existing subsidiaries or future subsidiaries of the Company.

Dividends

Holders of shares of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board, out of our legally available funds for the payment of dividends, cumulative cash dividends at the rate of 15% of the stated value of $100.00 per share of the Series B Preferred Stock per annum (equivalent to $15.00 per annum per share). Commencing on each Issue Date, dividends shall accrue on the Series B Preferred Stock daily and shall be cumulative from, and including, the applicable Issue Date, and shall be payable on each Dividend Payment Date, which is on quarterly basis in arrears on or after the 15th day after the end of each quarter to the holders of record of Series B Preferred Stock as such holders appear on our stock records at each Dividend Record Date, which is the close of business on the last day of the preceding fiscal quarter, regardless of whether a business day; provided, that if any Dividend Payment Date is not a business day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding business day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding business day. Dividends payable on the Series B Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months, provided that for partial dividend periods, dividend payments will be pro-rated. The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date.

No dividends on shares of Series B Preferred Stock shall be authorized by our Board or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment, or setting apart for payment thereof or provide that the authorization, payment, or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment, or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue regardless of whether not we have earnings, regardless of whether there are funds legally available for the payment of those dividends and regardless of whether those dividends are declared by our Board. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and any other series of preferred stock (if issued), including the Series B Preferred Stock, will be at the discretion of our Board and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements, and any other factors our Board deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our Series B Preferred Stock or what the actual distributions will be for any future period.

Unless full cumulative dividends on all shares of Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series B Preferred Stock as to the payment of dividends or upon liquidation, dissolution or winding up. Nor shall any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series B Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series B Preferred Stock, all dividends declared on the Series B Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears.

Commencing on the Redemption Period Start Date, any dividends on the Series B Preferred Stock that we do not pay as they become due shall become a cumulative debt of Remark to be automatically paid upon any capital raise by Remark exceeding $1.5 million.

Dividend Payment Account

At each closing of the Offering, we will set aside in the Dividend Payment Account an amount equal to the first two (2) years of dividend payments or $30.00 per share for the Series B Preferred Stock. Subject to compliance with Delaware law and any other applicable requirements, we will make dividend distributions from the Dividend Payment Account to the holders of the Series B Preferred Stock on a quarterly basis for two (2) years.

We will invest the proceeds of the Dividend Payment Fund in various capital preservation instruments, such as short-term, investment grade, interest bearing securities and (or) money-market funds. Any investment income earned from the Dividend Payment Account will be remitted to Remark to use for working capital or general corporate purposes, provided that the Dividend Payment Account has sufficient funds to pay all dividends due to the holders of the Series B Preferred Stock during the two (2)-year period after the close of the Offering.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of shares of Series B Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our stockholders, with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $100.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series B Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution, or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series B Preferred Stock in the distribution of assets, then the holders of the Series B Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series B Preferred Stock will be entitled to written notice of any such liquidation, dissolution, or winding up of no fewer than thirty (30) days and no more than sixty (60) days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust, or entity or of any other entity with or into us, or the sale, lease, transfer, or conveyance of all or substantially all of our property or business, shall not be deemed a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption to the extent described below).

Redemption

On and after the date that is two (2) years from the date of each issuance (the “Redemption Period Start Date”), we may, at our option and upon not less than thirty (30) nor more than sixty (60) days’ written notice, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $100.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

Redemption Procedures

In the event we elect to redeem Series B Preferred Stock, the notice of redemption will be mailed to each holder of record of the Series B Preferred Stock called for redemption at such holder’s address as it appears on our stock transfer records, not less than thirty (30) nor more than sixty (60) days prior to the redemption date, and will state the following:

●	the redemption date;

●	the number of shares of Series B Preferred Stock to be redeemed;

●	the redemption price of $100.00 per share plus any accrued but unpaid dividends;

●	the place or places where certificates (if any) for the Series B Preferred Stock are to be surrendered for payment of the redemption price;

●	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;

If less than all of the Series B Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given.

Holders of Series B Preferred Stock to be redeemed shall surrender the Series B Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if we have irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series B Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accrue on those shares of Series B Preferred Stock, those shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day, and no interest, additional dividends, or other sums will accrue on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

In connection with any redemption of the Series B Preferred Stock, we shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding dividend payment date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on shares of the Series B Preferred Stock to be redeemed.

Unless full cumulative dividends on all shares of Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed and we shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchanging it for our capital stock ranking junior to the Series B Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

Subject to applicable law, we may purchase shares of Series B Preferred Stock in the open market, by tender, or by private agreement. Any shares of Series B Preferred Stock that we acquire may be retired and reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

No Conversion Rights

The Series B Preferred Stock is not convertible into our common stock.

Voting Rights

Holders of the Series B Preferred Stock do not have any voting rights, except as required by Delaware law. On each matter on which holders of Series B Preferred Stock are entitled to vote under Delaware law, each share of Series B Preferred Stock will be entitled to one vote.

No Preemptive Rights

The holders of the Series B Preferred Stock will not have any preemptive rights to purchase or subscribe to our common stock or any other security.

Record Holders

We and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither we nor the transfer agent shall be affected by any notice to the contrary.

Series A Redeemable Voting Preferred Stock

As of October 31, 2024, there were 150,000 shares of Series A Redeemable Voting Preferred Stock (the “Series A Preferred Stock”), par value $0.001 and stated value $0.001 (the “Stated Value”), which were authorized, issued and outstanding.

No Sinking Fund

We are not required to set aside funds to redeem the Series A Preferred Stock.

Ranking

The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution, or winding up:

(1)	junior to Series B Preferred Stock;

(2)	senior to all classes or series of the Corporation’s common stock and to all other equity securities issued by the Corporation other than equity securities referenced in clauses (i), (iii) and (iv) of this Section 3;

(3)	on parity with all equity securities issued by the Corporation with terms specifically providing that those equity securities rank on parity with the Series A Preferred Stock with respect to rights to the distribution of assets upon the Corporation’s liquidation, dissolution or winding up; and

(4)	effectively junior to all of the Corporation’s existing and future indebtedness (including indebtedness convertible into the Corporation’s common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Corporation’s existing subsidiaries and any future subsidiaries.

Dividends

Holders of shares of the Series A Preferred Stock are not entitled to dividends of any kind.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our stockholders, with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $0.001 per share before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution, or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series A Preferred Stock will be entitled to written notice of any such liquidation, dissolution, or winding up of no fewer than thirty (30) days and no more than sixty (60) days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust, or entity or of any other entity with or into us, or the sale, lease, transfer, or conveyance of all or substantially all of our property or business, shall not be deemed a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption to the extent described below).

Voting Rights

Holders of Series A Preferred Stock shall be entitled to vote at meetings of the Corporation’s stockholders only on the following matters: (i) the election of directors to serve until the following annual meeting (the “Directors Proposal”), ii) the ratification of our independent registered public accounting firm (the “Auditor Proposal”), (iii) a proposal to approve the redomestication of Remark from the State of Delaware to the State of Nevada (the “Redomestication Proposal”), (iv) a proposal to approve an amendment to our 2022 Incentive Plan (the “Equity Plan Proposal”) to increase the number of shares reserved under the 2022 Incentive Plan, and (v) a proposal to increase the number of authorized shares of our common stock (the “Authorized Share Proposal”, and collectively with the Directors Proposal, the Auditor Proposal, the Reincorporation Proposal and the Equity Plan Proposal, the “Voting Proposals”, and each individually a “Voting Proposal”). Each share of Series A Preferred Stock is entitled to one thousand (1,000) votes on each Voting Proposal. Except as otherwise required by law, the holders of Series A Preferred Stock shall vote together as a single class with holders of Common Stock.

Redemption

We will automatically redeem any outstanding shares of Series A Preferred Stock on date that is 270 days after the day that we issue such shares of Series A Preferred Stock (the “Mandatory Redemption Date”). On the Mandatory Redemption Date, all shares of Series A Preferred Stock then outstanding shall be automatically redeemed from the holders of such shares at a price equal to the Stated Value per share of Series A Preferred Stock multiplied by the number of shares of Series A Preferred Stock automatically redeemed, and any evidence of ownership of the shares of Series A Preferred Stock being redeemed (whether in certificated form or electronic form) shall be deemed cancelled and null and void as of as of the Mandatory Redemption Date.

Prior to the Mandatory Redemption Date, we may, at our option, redeem the Series A Preferred Stock by providing written notice of not fewer than two days prior to such redemption (an “Early Redemption”, and the date upon which the shares are being redeemed the “Early Redemption Date”). We may make an Early Redemption, in whole or in part and at any time or from time to time, at a price equal to the Stated Value per share of Series A Preferred Stock multiplied by the number of shares of Series A Preferred Stock being redeemed pursuant to the Early Redemption, and any evidence of ownership of the shares of Series A Preferred Stock being redeemed (whether in certificated form or electronic form) shall be deemed cancelled and null and void as of the Early Redemption Date.

No Conversion Rights

The Series A Preferred Stock is not convertible into our common stock.

No Preemptive Rights

The holders of the Series A Preferred Stock will not have any preemptive rights to purchase or subscribe to our common stock or any other security.

Transfer Restrictions

Holders of shares of Series A Preferred Stock shall not, directly or indirectly, transfer such shares or any interest in such shares (by sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, bequest, device or descent, by operation or law or by any other transfer or disposition or any kind, including to any receivers, creditors, trustees in bankruptcy or other insolvency proceeding) to any other person or entity.

Reissuance of Preferred Stock

Any shares of Series A Preferred Stock we redeem or otherwise acquire shall be cancelled and retired as issued shares of our capital stock and shall thereafter be available for reissuance and sale.

Record Holders

We and the transfer agent for the Series A Preferred Stock may deem and treat the record holder of any Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither we nor the transfer agent shall be affected by any notice to the contrary.

Issuance of Series A Preferred Stock to the CEO

On October 31, 2024, we entered into a stock purchase agreement pursuant to which we issued 150,000 shares of Series A Redeemable Voting Preferred Stock (the “Series A Preferred Stock”) to our Chief Executive Officer, Kai-Shing Tao.

Also on October 31, 2024, we entered into a voting agreement with Mr. Tao pursuant to which Mr. Tao agreed to vote the shares of Series A Preferred Stock only in accordance with the recommendations of our Board of Directors with respect to the Voting Proposals. We will automatically redeem the shares of Series A Voting Preferred Stock on July 28, 2025, or we may redeem the shares of Series A Voting Preferred Stock at any time prior to the July 28, 2025.

Transfer Agent and Registrar

Computershare LLC (“Computershare”) acts as the registrar and transfer agent in respect of our common stock and our Series A Preferred Stock. Computershare will also act as the registrar and transfer agent in respect of our Series B Preferred Stock. The mailing address of Computershare is 150 Royall Street, Canton, MA 02021.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future, except with respect to the Series B Preferred Stock as described in this Offering Circular. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

EXPERTS

The consolidated financial statements included in this Offering Circular as of December 31, 2023 and 2022, and for the years then ended, have been included herein in reliance upon the report of Weinberg & Company, P.A. independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the Series B Preferred Stock offered hereby will be passed upon by Fox Rothschild LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the Series B Preferred Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

After the completion of this Tier 2 Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; and current reports with the SEC on Form 1-U. These reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. If and when we decide to and are no longer obligated to file and provide reports pursuant to the requirements of Regulation A, including when we have redeemed the Shares, we will file a Form 1-Z to discontinue our reporting obligations under Regulation A.

EXHIBIT A

REMARK HOLDINGS, INC.

CERTIFICATE OF DESIGNATIONS OF

SERIES B 15% CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Remark Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”) authorizes the issuance of as many as 1,000,000 shares of preferred stock, par value $0.001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences, powers, restrictions, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designations (this “Certificate of Designations”) establish and fix and herein state and express the designations, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as “Series B 15% Cumulative Redeemable Perpetual Preferred Stock” (the “Series B Preferred Stock”) and the number of shares constituting such series shall be 800,000 shares, par value $.001 per share and a stated value of $100 per share (the “Stated Value”).

2. No Maturity, Sinking Fund, Mandatory Redemption. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless the Corporation decides to redeem or otherwise repurchase the Series B Preferred Stock as provided in Section 6 hereof. The Corporation is not required to set aside funds to redeem the Series B Preferred Stock.

3. Ranking. The Series B Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon the Corporation’s liquidation, dissolution or winding up, (i) senior to all classes or series of the Corporation’s common stock and to all other equity securities issued by the Corporation other than equity securities referenced in clauses (ii) and (iii) of this Section 3, (ii) on parity with all equity securities issued by the Corporation with terms specifically providing that those equity securities rank on parity with the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon the Corporation’s liquidation, dissolution or winding up; and (iii) effectively junior to all of the Corporation’s existing and future indebtedness (including indebtedness convertible into the Corporation’s common stock or Preferred Stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Corporation’s existing subsidiaries and any future subsidiaries.

Ex A-1

4. Dividends.

(a) Holders of shares of the Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate of 15% on the stated value of $100.00 per share of the Series B Preferred Stock per annum (equivalent to $15.00 per annum per share). Commencing on the date of issuance of the Series B Preferred Stock (as applicable, the “Issue Date”), dividends shall accrue on the Series B Preferred Stock daily and shall be cumulative from, and including, the applicable Issue Date, and shall be payable on a quarterly basis in arrears on or after the 15th day of each quarter (each, a “Dividend Payment Date”) to the holders of record of the Series B Preferred Stock as they appear on the stock records of the Corporation at the close of business on the last day of the preceding quarter, regardless of whether a Business Day (each, a “Dividend Record Date”); provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Dividends payable on the Series B Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months, provided that for partial dividend periods, dividend payments will be pro-rated, unless otherwise provided in the applicable securities offering and sale documents. The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date. For purposes of this Certificate of Designations, “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of Delaware are authorized or obligated by law or executive order to close.

(b) No dividends on shares of Series B Preferred Stock shall be authorized by the Board of Directors or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to any indebtedness of the Corporation, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(c) Notwithstanding anything to the contrary contained herein, dividends on the Series B Preferred Stock will accrue regardless of whether the Corporation has earnings, regardless of whether there are funds legally available for the payment of those dividends and regardless of whether those dividends are declared by the Board of Directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears, and holders of the Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described in Section 4(a) hereof. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares of Series B Preferred Stock.

(d) Future distributions on the Corporation’s common stock and any other series of Preferred Stock (if issued), including the Series B Preferred Stock, will be at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements, applicable legal requirements and any other factors the Board of Directors deems relevant. Accordingly, the Corporation cannot guarantee that it will be able to make cash distributions on its Series B Preferred Stock or what the actual distributions will be for any future period.

(e) Unless full cumulative dividends on all shares of Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment upon shares of common stock or Preferred Stock that the Corporation may issue ranking junior to or on parity with the Series B Preferred Stock as to the payment of dividends, or upon liquidation, dissolution, or winding up. Nor shall any other distribution be declared or made upon shares of common stock or Preferred Stock that the Corporation may issue ranking junior to or on parity with the Series B Preferred Stock as to the payment of dividends, or the distribution of assets upon liquidation, dissolution, or winding up.

Ex A-2

(f) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of Preferred Stock that the Corporation may issue ranking on a parity as to the payment of dividends with the Series B Preferred Stock, all dividends declared on the Series B Preferred Stock and any other series of Preferred Stock that the Corporation may issue ranking on parity as to the payment of dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of Preferred Stock that the Corporation may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of Preferred Stock that the Corporation may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears.

5. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock will be entitled to be paid out of the assets the Corporation has legally available for distribution to its stockholders, with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $100.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of the Corporation’s common stock or any other class or series of the Corporation’s capital stock that it may issue that ranks junior to the Series B Preferred Stock as to liquidation rights.

(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution, or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation that it may issue ranking on parity with the Series B Preferred Stock in the distribution of assets, then the holders of the Series B Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Holders of Series B Preferred Stock will be entitled to written notice of any such liquidation, dissolution or winding up no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other entity with or into the Corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed a liquidation, dissolution or winding up of the Corporation (although such events may give rise to the special optional redemption described in Section 6 hereof).

6. Redemption.

(a) The Series B Preferred Stock is not redeemable by holders of Series B Preferred Stock under any circumstances. The Series B Preferred Stock is not redeemable by the Corporation prior to the two-year anniversary of the applicable Issue Date of each respective share, except upon a Change of Control.

(b)  On and after the two-year anniversary of the applicable Issue Date, the Corporation may, at its option and upon not less than 30 nor more than 60 days’ written notice, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $100.00 per share, plus any accumulated and unpaid dividends thereon up to, but not including, the redemption date.

(c)  Upon the occurrence of a Change of Control as defined in Section 6(d) hereof, regardless of whether before or after the two-year anniversary of the applicable Issue Date, the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series B Preferred Stock, in whole or in part, within 120 days after notice of such Change of Control, for cash at a redemption price of $15.00 per share, plus any accumulated and unpaid dividends thereon up to, but not including, the redemption date.

Ex A-3

(d) A “Change of Control” is deemed to occur when any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, shall have acquired the Corporation’s stock entitling that person to exercise more than 50% of the total voting power of all the Corporation’s stock entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition).

(e) In the event the Corporation elects to redeem Series B Preferred Stock the notice of redemption will be mailed to each holder of record of the Series B Preferred Stock called for redemption at such holder’s address as it appears on the Corporation’s stock transfer records, not less than 30 nor more than 60 days prior to the redemption date, and will state the following: (i) the redemption date; (ii) the number of shares of Series B Preferred Stock to be redeemed; (iii) the applicable redemption price per share plus any accrued but unpaid dividends; (iv) the place or places where certificates (if any) for the Series B Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date; and (vi) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control. If less than all of the shares of Series B Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given.

(f) Holders of Series B Preferred Stock to be redeemed shall surrender the Series B Preferred Stock (if certificated) at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.

(g) If notice of redemption of any shares of Series B Preferred Stock has been given and if the Corporation irrevocably sets aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series B Preferred Stock so called for redemption, then from and after the redemption date (unless the Corporation shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accrue on those shares of Series B Preferred Stock, those shares of Series B Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

(h) If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day.

(i) If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method the Corporation shall determine.

(j) In connection with any redemption of the Series B Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends up to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided in this Section 6(j), the Corporation will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on shares of the Series B Preferred Stock to be redeemed.

(k) Subject to applicable law, the Corporation may purchase shares of Series B Preferred Stock in the open market, by tender or by private agreement. Any shares of Series B Preferred Stock that the Corporation acquires may be retired and reclassified as authorized but unissued shares of Preferred Stock, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Stock.

Ex A-4

7. No Conversion Right, Amendment. The Series B Preferred Stock is not convertible into the Corporation’s common stock. No provision in this Certificate of Designations may be amended, waived or modified except by the mutual written consent of the Company and the unanimous written consent of the holders of the Series B Preferred Stock.

8. Voting Rights.

(a) Holders of the Series B Preferred Stock will not have any voting rights, except as required by Delaware law. On each matter on which holders of Series B Preferred Stock are entitled to vote, each share of Series B Preferred Stock will be entitled to one vote.

(b) Except as expressly stated in this Section 8 or as may be required by applicable law, the Series B Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

9. No Preemptive Rights. The holders of the Series B Preferred Stock will not have any preemptive rights to purchase or subscribe for the Corporation’s common stock or any other security.

10. Record Holders. The Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.

11. Adjustment. If the Corporation effects a stock dividend, a stock split, or a reverse split of the Series B Preferred Stock, the dividend, liquidation and redemption rates will be proportionately adjusted.

Ex A-5

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed in its name and on its behalf on this 25th day of October, 2024.

REMARK HOLDINGS, INC.

By:	/s/ Kai-Shing Tao
Kai-Shing Tao
Chief Executive Officer

Ex A-6

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(dollars in thousands, except share and per share amounts)

REMARK HOLDINGS, INC.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(dollars in thousands, except share and per share amounts)

	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Cash	$438	$145
Trade accounts receivable, net	4,361	1,287
Inventory, net	646	750
Deferred cost of revenue, current	—	6,644
Prepaid expense and other current assets	492	614
Total current assets	5,937	9,440
Deferred cost of revenue, long-term	6,290	—
Property and equipment, net	634	189
Operating lease assets	372	517
Other long-term assets	71	90
Total assets	$13,304	$10,236
Liabilities
Accounts payable	$13,023	$9,348
Advances from related parties	1,036	1,595
Obligations to issue common stock	12,548	10,033
Accrued expense and other current liabilities (including $1,356 and $495 of delinquent payroll taxes as of June 30, 2024 and December 31, 2023, respectively)	13,203	11,531
Contract liability	418	570
Notes payable (including a past due amount of $16,307 as of each of June 30, 2024, and December 31, 2023)	16,496	16,463
Funds received in advance of potential financing	2,750	—
Total current liabilities	59,474	49,540
Operating lease liabilities, long-term	179	286
Total liabilities	59,653	49,826

Commitments and contingencies

Stockholders’ Deficit
Preferred stock, $0.001 par value; 1,000,000 shares authorized; zero issued	—	—
Common stock, $0.001 par value; 175,000,000 shares authorized; 49,872,060 and 22,038,855 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	50	22
Additional paid-in-capital	391,538	379,244
Accumulated other comprehensive loss	(1,217)	(1,186)
Accumulated deficit	(436,720)	(417,670)
Total stockholders’ deficit	(46,349)	(39,590)
Total liabilities and stockholders’ deficit	$13,304	$10,236

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue	$3,699	$3,167	$4,086	$3,993
Cost and expense
Cost of revenue (excluding depreciation and amortization)	2,925	2,511	3,275	2,966
Sales and marketing	269	387	569	753
Technology and development	366	567	712	736
General and administrative	3,294	3,244	6,317	6,077
Depreciation and amortization	58	25	122	71
Impairments	—	392	—	392
Total cost and expense	6,912	7,126	10,995	10,995
Operating loss	(3,213)	(3,959)	(6,909)	(7,002)
Other expense
Interest expense	(961)	(858)	(1,904)	(2,402)
Finance cost related to obligations to issue common stock	(925)	(1,050)	(10,072)	(4,626)
Other loss, net	(160)	(7)	(165)	(6)
Total other expense, net	(2,046)	(1,915)	(12,141)	(7,034)
Net loss	$(5,259)	$(5,874)	$(19,050)	$(14,036)
Other comprehensive income
Foreign currency translation adjustments	46	(227)	(31)	(545)
Comprehensive loss	$(5,213)	$(6,101)	$(19,081)	$(14,581)

Weighted-average shares outstanding, basic and diluted	45,683,329	14,132,862	39,928,507	13,819,643

Net loss per share, basic and diluted	$(0.12)	$(0.42)	$(0.48)	$(1.02)

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Stockholders’ Deficit

(in thousands, except number of shares)

	Three Months Ended June 30, 2024
	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at March 31, 2024	41,153,044	$41	$390,247	$(1,263)	$(431,461)	(42,436)
Net loss	—	—	—	—	(5,259)	(5,259)
Common stock issued pursuant to agreements with Ionic (Note 12)	8,719,016	9	1,291	—	—	1,300
Foreign currency translation	—	—	—	46	—	46
Balance at June 30, 2024	49,872,060	$50	$391,538	$(1,217)	$(436,720)	$(46,349)

	Three Months Ended June 30, 2023
	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at March 31, 2023	13,633,992	$14	$372,071	$(1,177)	$(396,685)	$(25,777)
Net loss	—	—	—	—	(5,874)	(5,874)
Share-based compensation	—	—	12	—	—	12
Common stock issued pursuant to agreements with Ionic (Note 12)	2,978,274	3	3,434	—	—	3,437
Foreign currency translation	—	—	—	(227)	—	(227)
Balance at June 30, 2023	16,612,266	$17	$375,517	$(1,404)	$(402,559)	$(28,429)

	Six Months Ended June 30, 2024
	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at December 31, 2023	22,038,855	$22	$379,244	$(1,186)	$(417,670)	$(39,590)
Net loss	—	—	—	—	(19,050)	(19,050)
Share-based compensation	—	—	15	—	—	15
Common stock issued pursuant to agreements with Ionic (Note 12)	27,833,205	28	12,279	—	—	12,307
Foreign currency translation	—	—	—	(31)	—	(31)
Balance at June 30, 2024	49,872,060	$50	$391,538	$(1,217)	$(436,720)	$(46,349)

	Six Months Ended June 30, 2023
	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at December 31, 2022	11,539,564	$12	$368,945	$(859)	$(388,523)	$(20,425)
Net loss	—	—	—	—	(14,036)	(14,036)
Share-based compensation	—	—	156	—	—	156
Common stock issued pursuant to agreements with Ionic (Note 12)	5,072,702	5	6,416	—	—	6,421
Foreign currency translation	—	—	—	(545)	—	(545)
Balance at June 30, 2023	16,612,266	$17	$375,517	$(1,404)	$(402,559)	$(28,429)

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(19,050)	$(14,036)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	122	71
Share-based compensation	6	153
Cost of extending note payable	—	750
Finance cost related to obligations to issue common stock	10,072	4,626
Accrued interest included in note payable	—	1,139
Impairment of assets	—	392
Provision for doubtful accounts	255	138
Other	18	36
Changes in operating assets and liabilities:
Accounts receivable	(3,386)	(957)
Inventory	99	(42)
Deferred cost of revenue	354	1,865
Prepaid expense and other assets	(16)	13
Operating lease assets	145	(607)
Accounts payable, accrued expense and other liabilities	5,512	745
Contract liability	(138)	145
Operating lease liabilities	(107)	342
Net cash used in operating activities	(6,114)	(5,227)
Cash flows from investing activities:
Purchases of property, equipment and software	(567)	(6)
Payment of amounts capitalized to software in progress	—	—
Net cash used in investing activities	(567)	(6)
Cash flows from financing activities:
Funds received in advance of potential financing	2,750	—
Proceeds from obligations to issue common stock - ELOC	4,750	3,000
Proceeds from obligations to issue common stock - Debentures	—	2,500
Proceeds from debt	50	—
Advances from related parties	720	697
Repayments of advances from related parties	(1,279)	(792)
Repayments of debt	(17)	(16)
Net cash provided by financing activities	6,974	5,389
Net change in cash	293	156
Cash:
Beginning of period	145	52
End of period	$438	$208

Supplemental cash flow information:
Cash paid for interest	$150	$988

Supplemental schedule of non-cash investing and financing activities:
Issuance of common stock - Ionic ELOC and Debentures (Note 12)	$12,307	$6,421
Purchase of property and equipment pursuant to notes payable	$21	$—

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

NOTE 1. ORGANIZATION AND BUSINESS

Organization and Business

Remark Holdings, Inc. and its subsidiaries (“Remark”, “we”, “us”, or “our”) constitute a diversified global technology business with leading artificial intelligence (“AI”) and data-analytics solutions. The common stock of Remark Holdings, Inc. is traded in the OTCQX Best market under the ticker symbol MARK.

We primarily sell AI-based products and services. We currently recognize substantially all of our revenue from the U.S., with additional revenue from sales in the U.K. and China.

Going Concern

During the six months ended June 30, 2024, and in each fiscal year since our inception, we have incurred operating losses which have resulted in a stockholders’ deficit of $46.3 million as of June 30, 2024. Additionally, our operations have historically used more cash than they have provided. Net cash used in operating activities was $6.1 million during the six months ended June 30, 2024. As of June 30, 2024, our cash balance was $0.4 million. Also, we did not make required repayments of the outstanding loans under the 2023 Mudrick Loan Agreement when due (see Note 10 for more information) and we have accrued approximately $1.4 million of delinquent payroll taxes.

Our history of recurring operating losses, working capital deficiencies and negative cash flows from operating activities give rise to, and management has concluded that there is, substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our consolidated financial statements for the year ended December 31, 2023, has also expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We intend to fund our future operations and meet our financial obligations through revenue growth from our AI and data analytics offerings. We cannot, however, provide assurance that revenue, income and cash flows generated from our businesses will be sufficient to sustain our operations in the twelve months following the filing of this Form 10-Q. As a result, we are actively evaluating strategic alternatives including debt and equity financings.

Conditions in the debt and equity markets, as well as the volatility of investor sentiment regarding macroeconomic and microeconomic conditions (in particular, as a result of the COVID-19 pandemic, global supply chain disruptions, inflation and other cost increases, and the geopolitical conflict in Ukraine), will play primary roles in determining whether we can successfully obtain additional capital. We cannot be certain that we will be successful at raising additional capital.

A variety of factors, many of which are outside of our control, may affect our cash flow; those factors include the lingering effects of the COVID-19 pandemic in China, regulatory issues, competition, financial markets and other general business conditions. Based on financial projections, we believe that we will be able to meet our ongoing requirements for at least the next 12 months with existing cash and based on the probable success of one or more of the following plans:

●	develop and grow new product line(s)

●	obtain additional capital through debt and/or equity issuances.

However, projections are inherently uncertain and the success of our plans is largely outside of our control. As a result, there is substantial doubt regarding our ability to continue as a going concern, and we may fully utilize our cash resources prior to September 30, 2024.

Reclassification

On our consolidated balance sheet for the year ended December 31, 2023, we reclassified approximately $0.4 million from Accrued expense and other current liabilities to Advances from related parties to conform to the current year presentation.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We prepared the accompanying unaudited Condensed Consolidated Balance Sheet as of June 30, 2024, with the audited Consolidated Balance Sheet amounts as of December 31, 2023 presented for comparative purposes, and the related unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, the Condensed Consolidated Statements of Cash Flows and the Condensed Consolidated Statements of Stockholders’ Deficit for the six months ended June 30, 2024 in accordance with the instructions for Form 10-Q. In compliance with those instructions, we have omitted certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. GAAP, though management believes the disclosures made herein are sufficient to ensure that the information presented is not misleading.

Our results of operations and our cash flows as of the end of the interim periods reported herein do not necessarily indicate the results we may experience for the remainder of the year or for any other future period.

Management believes that we have included all adjustments (including those of a normal, recurring nature) considered necessary to fairly present our unaudited Condensed Consolidated Balance Sheet and our unaudited Condensed Consolidated Statement of Stockholders’ Deficit, each as of June 30, 2024, as well as our unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss and Condensed Consolidated Statements of Cash Flows for all periods presented. You should read our unaudited condensed consolidated interim financial statements and footnotes in conjunction with our consolidated financial statements and footnotes included within the Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”).

Consolidation

We include all of our subsidiaries in our condensed consolidated financial statements, eliminating all significant intercompany balances and transactions during consolidation.

Use of Estimates

We prepare our consolidated financial statements in conformity with GAAP. While preparing our financial statements, we make estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, deferred cost of revenue, share-based compensation, deferred income taxes, and inventory reserve, among other items.

Cash

Our cash consists of funds held in bank accounts.

We maintain cash balances in United States dollars (“USD”), British pounds (“GBP”), Chinese Yuan (“CNY”) and Hong Kong dollars (“HKD”).

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

The following table, reported in USD, disaggregates our cash balances by currency denomination (in thousands):

	June 30, 2024	December 31, 2023
Cash denominated in:
USD	$417	$31
CNY	16	109
GBP	4	1
HKD	1	4
Total cash	$438	$145

We maintain substantially all of our USD-denominated cash at a U.S. financial institution where the balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At times, however, our cash balances may exceed the FDIC-insured limit. As of June 30, 2024, we do not believe we have any significant concentrations of credit risk. Cash held by our non-U.S. subsidiaries is subject to foreign currency fluctuations against the USD, although such risk is somewhat mitigated because we transfer U.S. funds to China to fund local operations. If, however, the USD is devalued significantly against the CNY, our cost to further develop our business in China could exceed original estimates.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price). When reporting the fair values of our financial instruments, we prioritize those fair value measurements into one of three levels based on the nature of the inputs, as follows:

Level 1:	Valuations based on quoted prices in active markets for identical assets and liabilities;

Level 2:	Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and observable market data for similar, but not identical instruments; and

Level 3:	Valuations based on unobservable inputs, which are based upon the best available information when external market data is limited or unavailable.

The fair value hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not be available.

We believe the reported carrying amounts for cash, receivables, prepaids and other current assets, accounts payable, accrued expense and other current liabilities, and short-term debt approximate their fair values because of the short-term nature of these financial instruments.

Foreign Currency Translation

We report all currency amounts in USD. Our overseas subsidiaries, however, maintain their books and records in their functional currencies, which are GBP in the United Kingdom (“U.K.”) and CNY in China.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

In general, when consolidating our subsidiaries with non-USD functional currencies, we translate the amounts of assets and liabilities into USD using the exchange rate on the balance sheet date, and the amounts of revenue and expense are translated at the average exchange rate prevailing during the period. The gains and losses resulting from translation of financial statement amounts into USD are recorded as a separate component of accumulated other comprehensive loss within stockholders’ deficit.

We used the exchange rates in the following table to translate amounts denominated in non-USD currencies as of and for the periods noted:

	2024	2023
Exchange rates at June 30th:
GBP:USD	1.264	1.266
CNY:USD	0.138	0.138
HKD:USD	0.128	0.128

Average exchange rate during the six months ended June 30th:
CNY:USD	0.138	0.143
GBP:USD	1.270	1.252

Revenue Recognition

AI-Based Products

We generate revenue by developing AI-based products, including fully-integrated AI solutions which combine our proprietary technology with third-party hardware and software products to meet end-user specifications. Under one type of contract for our AI-based products, we provide a single, continuous service to clients who control the assets as we create them. Accordingly, we recognize the revenue over the period of time during which we provide the service. Under another type of contract, we have performance obligations to provide fully-integrated AI solutions to our customer and we recognize revenue at the point in time when each performance obligation is completed and delivered to, tested by and accepted by our customer.

We recognize revenue when we transfer control of the promised goods or services to our customers, and we recognize an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. If there is uncertainty related to the timing of collections from our customer, which may be the case if our customer is not the ultimate end user of our goods, we consider this to be uncertainty of the customer’s ability and intention to pay us when consideration is due. Accordingly, we recognize revenue only when we have transferred control of the goods or services and collectability of consideration from the customer is probable.

When customers pay us prior to when we satisfy our obligation to transfer control of promised goods or services, we record the amount that reflects the consideration to which we expect to be entitled as a contract liability until such time as we satisfy our performance obligation.

For contracts under which we have not yet completed the performance obligation, deferred costs are recorded for any amounts incurred in advance of the performance obligation.

For our contracts with customers, we generally extend short-term credit policies to our customers, typically up to one year for large-scale projects.

We record the incremental costs of obtaining contracts as an expense when incurred.

We offer extended warranties on our products for periods of one to three years. Revenue from these extended warranties is recognized on a straight-line basis over the warranty contract term.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Other

We generate revenue from other sources, such as from advertising and marketing services. We recognize the revenue from these contracts at the point in time when we transfer control of the good sold to the customer or when we deliver the promised promotional materials or media content. Substantially all of our contracts with customers that generate Other revenue are completed within one year or less.

Inventory

We use the first-in first-out method to determine the cost of our inventory, then we report inventory at the lower of cost or net realizable value. We regularly review our inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated sales forecasts. At June 30, 2024 and December 31, 2023, reserve for inventory was $2.2 million and $2.2 million, respectively.

Internal Use Software

We acquire or develop applications and other software that help us meet our internal needs with respect to operating our business. For such projects, planning cost and other costs related to the preliminary project stage, as well as costs incurred for post-implementation activities, are expensed as incurred. We capitalize costs incurred during the application development phase only when we believe it is probable the development will result in new or additional functionality. The types of costs capitalized during the application development phase include fees incurred with third parties for consulting, programming and other development activities performed to complete the software. We amortize our internal use software on a straight-line basis over an estimated useful life of three years. If we identify any internal use software to be abandoned, the cost less the accumulated amortization, if any, is recorded as amortization expense. Once we have fully amortized internal use software costs that we capitalized, we remove such amounts from their respective accounts.

Net Income (Loss) per Share

We calculate basic net income (loss) per share using the weighted-average number of common stock shares outstanding during the period. For the calculation of diluted net income (loss) per share, we give effect to all the shares of common stock that were outstanding during the period plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Potential common shares are excluded from the computation when their effect is anti-dilutive. Dilutive potential shares of common stock consist of incremental shares of common stock issuable upon exercise of stock options and warrants.

For the six months ended June 30, 2024 and 2023, there were no reconciling items related to either the numerator or denominator of the loss per share calculation, as their effect would have been anti-dilutive.

Securities which may have affected the calculation of diluted earnings per share for the three and six months ended June 30, 2024 if their effect had been dilutive include 1,518,078 total outstanding options to purchase our common stock, 1,007,441 outstanding warrants to purchase our common stock, as well as an estimated 101,193,753 shares of our common stock issuable to Ionic Ventures, LLC (“Ionic”) in relation to our transactions with Ionic (see Note 12).

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Segments

Existing GAAP, which establishes a management approach to segment reporting, defines operating segments as components of an entity about which separate, discrete financial information is available for evaluation by the chief operating decision maker. We have identified our Chief Executive Officer as our chief operating decision maker, who reviews operating results to make decisions about allocating resources and assessing performance based upon only one operating segment.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment’s profit or loss. The update also requires all annual disclosures about a reportable segment’s profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. For us, ASU 2023-07 will be effective on January 1, 2024 and interim periods beginning in fiscal year 2025, with early adoption permitted. The adoption of ASU 2023-07 did not have a material impact on our results of operations, financial position or cash flows.

We have reviewed all accounting pronouncements recently issued by the FASB and the SEC. The authoritative pronouncements that we have already adopted did not have a material effect on our financial condition, results of operations, cash flows or reporting thereof, and except as otherwise noted above, we do not believe that any of the authoritative pronouncements that we have not yet adopted will have a material effect upon our financial condition, results of operations, cash flows or reporting thereof.

NOTE 3. CONCENTRATION OF RISK

Revenue and Accounts Receivable

The disaggregation of revenue tables in Note 4 demonstrate the concentration in our revenue from certain products and the geographic concentration of our business. We also have a concentration in the volume of business we transacted with customers, as during the six months ended June 30, 2024, apart from a de minimis amount, essentially all of our revenue resulted from one customer, while during six months ended June 30, 2023, three of our customers represented about 40%, 35% and 11%, respectively, of our revenue. At June 30, 2024, net accounts receivable from one of our customers represented about 87% of our net accounts receivable, while at December 31, 2023, net accounts receivable from three of our customers represented about 37%, 34% and 12%, respectively, of our net accounts receivable.

Deferred Cost of Revenue

See Note 6 for a discussion of a risk concentration regarding our deferred cost of revenue.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Cost of Sales and Accounts Payable

The various hardware we purchase to fulfill our contracts with customers is not especially unique in nature. Based on our analysis, we believe that should any disruption in our current supply chain occur, a sufficient number of alternative vendors is available to us, at reasonably comparable specifications and price, such that we would not experience a material negative impact on our ability to procure the hardware we need to operate our business.

NOTE 4. REVENUE

We primarily sell AI-based products and services based upon computer vision and other technologies.

We do not include disclosures related to remaining performance obligations because substantially all our contracts with customers have an original expected duration of one year or less or, with regard to our stand-ready obligations, the amounts involved are not material.

Disaggregation of Revenue

The following table presents a disaggregation of our revenue by category of products and services (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
AI-based products and services	$3,699	$3,105	$4,086	$3,826
Other	—	62	—	167
Revenue	$3,699	$3,167	$4,086	$3,993

The following table presents a disaggregation of our revenue by country (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
China	$—	$3,097	$387	$3,840
United States and United Kingdom	3,699	70	3,699	153
Revenue	$3,699	$3,167	$4,086	$3,993

Significant Judgments

When accounting for revenue we make certain judgments, such as whether we act as a principal or as an agent in transactions or whether our contracts with customers fall within the scope of current GAAP regarding revenue, that affect the determination of the amount and timing of our revenue from contracts with customers. Based on the current facts and circumstances related to our contracts with customers, none of the judgments we make involve an elevated degree of qualitative significance or complexity such that further disclosure is warranted in terms of their potential impact on the amount and timing of our revenue.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Contract Assets and Contract Liabilities

We do not currently generate material contract assets. During the six months ended June 30, 2024, our contract liability changed only as a result of routine business activity.

During the six months ended June 30, 2024 and 2023, the amount of revenue we recognized that was included in the beginning balance of Contract liability was not material.

During the six months ended June 30, 2024 and 2023, we did not recognize revenue from performance obligations that were satisfied in previous periods.

Certain Agreements Related to AI-Based Product Sales in China

We completed certain projects in China during the year ended December 31, 2023 worth approximately $1.4 million, but the agreement did not meet the criteria for revenue recognition on an accrual basis. We will recognize the revenue from such agreement as we receive the cash. We recognized approximately $0.4 million of such amount during the six months ended June 30, 2024.

NOTE 5. TRADE ACCOUNTS RECEIVABLE

	June 30, 2024	December 31, 2023
U.S. and U.K.
Gross accounts receivable balance	$3,722	$62
Allowance for bad debt	(42)	(42)
Accounts receivable, net - U.S. and U.K.	$3,680	$20

China
Gross accounts receivable balance	$6,530	$7,001
Allowance for bad debt	(5,849)	(5,734)
Accounts receivable, net - China	$681	$1,267
Total accounts receivable - net	$4,361	$1,287

Generally, it is not unusual for Chinese entities to pay their vendors on longer timelines than the timelines typically observed in U.S. commerce. Trade receivables related to our China AI projects at June 30, 2024 and December 31, 2023; including approximately $0.7 million and $0.7 million, respectively, of trade receivables from projects related to work with our China Business Partner (see Note 16 for more information regarding our China Business Partner and related accounting); represented essentially all our gross trade receivables in each such period. When evaluating for current expected credit losses during 2023, we took into account our historical experience as well as our expectations based upon how we believe the COVID-19 pandemic has caused lingering effects on us and our customers.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

NOTE 6. DEFERRED COST OF REVENUE

Deferred cost of revenue as of June 30, 2024 and December 31, 2023 of $0.0 million and $6.6 million, respectively, represent amounts we have paid in advance to vendors who provide services to us in relation to various projects in China. Specifically, the deferred cost of revenue balance as of June 30, 2024, a large percentage of which was paid to a single vendor in 2022 for project installations we expect will be provided to us through our China Business Partner (described in more detail in Note 16), will be utilized as the vendors install our software solutions and/or hardware at numerous sites across various regions of China for our customers and as the vendors perform other services for us pursuant to customer requirements. Because most of the projects for which we have engaged the vendors require purchases of hardware, equipment and/or supplies in advance of site visits, we made the prepayments in anticipation of several large batches of project installations. We did not make any additional advance payments to vendors in 2024 related to projects, and we were able to complete installations of projects that reduced by $0.4 million the deferred cost of revenue balance associated with the vendor which performs the project installations provided to us through our China Business Partner.

Lengthy COVID-19 related lockdowns that occurred in various regions in China during 2022 were the initial cause of delays in completing projects for which we had paid in advance. A slow recovery from such lockdowns in addition to increased political tensions between the U.S. and China led to our decision to reduce staff in China, all of which has made progress in completing projects slow. The balance of deferred cost of revenue as of June 30, 2024 can be fully recovered, given that the vendors are able to perform the installations, but completing the projects in China and fully recovering the deferred cost of revenue balance will require additional capital resources. While we have turned our focus to expanding our business outside of China, we will continue working to complete the projects in China, though we may have to impair the asset in future periods to the extent our capital resources are not sufficient to complete all such projects. Given that we have limited capital resources for China, which could cause further delays in completing the projects associated with the deferred cost of revenue, we have reclassified the balance of deferred cost of revenue as a long-term asset as of June 30, 2024.

NOTE 7. PREPAID EXPENSE AND OTHER CURRENT ASSETS

The following table presents the components of prepaid expense and other current assets (in thousands):

	June 30, 2024	December 31, 2023
Other receivables	2	147
Prepaid expense	369	339
Deposits	121	128
Total	$492	$614

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands, except estimated lives):

	Estimated Life (Years)	June 30, 2024	December 31, 2023
Vehicles	3	$153	153
Computers and equipment	3	1,232	$1,217
Furniture and fixtures	3	42	42
Software	3	4,609	4,082
Leasehold improvements	3	206	204
Total property, equipment and software		$6,242	$5,698
Less accumulated depreciation		(5,608)	(5,509)
Total property, equipment and software, net		$634	$189

For the six months ended June 30, 2024 and 2023, depreciation (and amortization of software) expense was not material.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

NOTE 9. ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

The following table presents the components of Accrued expense and other current liabilities (in thousands):

	June 30, 2024	December 31, 2023
Accrued compensation and benefit-related expense	$2,434	$3,221
Accrued delinquent payroll taxes	1,356	495
Accrued interest	3,306	1,570
Other accrued expense	2,770	3,187
Other payables	2,202	2,138
Operating lease liability - current	249	288
Other current liabilities	886	632
Total	$13,203	$11,531

NOTE 10. NOTES PAYABLE

The following table presents our notes payable (in thousands) as of:

	June 30, 2024	December 31, 2023
2023 Mudrick Notes (Past Due)	$16,307	$16,307
Other notes payable	189	156
Notes payable, net of unamortized discount and debt issuance cost	$16,496	$16,463

On December 3, 2021, we entered into a senior secured loan agreement (the “Original Mudrick Loan Agreement”) with certain of our subsidiaries as guarantors (the “Guarantors”) and certain institutional lenders affiliated with Mudrick Capital Management, LP (collectively, “Mudrick”), pursuant to which Mudrick extended credit to us consisting of term loans in the aggregate principal amount of $30.0 million (the “Original Mudrick Loans”). The Original Mudrick Loans bore interest at 16.5% per annum with an original maturity date of July 31, 2022.

As of December 31, 2022, the outstanding balance of the Original Mudrick Loans was $14.4 million, and approximately $0.8 million of accrued interest was included in Accrued expense and other current liabilities. During the three months ended March 31, 2023, prior to the 2023 Mudrick Loan Agreement (defined below) canceling the Original Mudrick Loans, we accrued approximately $0.6 million additional interest expense on the Original Mudrick Loans, of which $0.3 million was paid during such period.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

On March 14, 2023, we entered into a Note Purchase Agreement (the “2023 Mudrick Loan Agreement”) with Mudrick, pursuant to which all of the Original Mudrick Loans were cancelled in exchange for new notes payable to Mudrick (the “2023 Mudrick Notes”) in the aggregate principal amount of approximately $16.3 million. The principal balance of the 2023 Mudrick Notes at June 30, 2024 and December 31, 2023 included the $14.4 million outstanding balance of the Original Mudrick Loans, plus $1.1 million of accrued interest on the Original Mudrick Loans, plus a fee of approximately $0.8 million payable to Mudrick as consideration for cancelling the Original Mudrick Loans and converting all amounts outstanding thereunder into the 2023 Mudrick Notes. We recorded the $0.8 million as interest expense during the three months ended March 31, 2023.

The 2023 Mudrick Notes bore interest at a rate of 20.5% per annum, which was payable on the last business day of each month commencing on May 31, 2023. The interest rate increased by 2% and the principal amount outstanding under the 2023 Mudrick Notes and any unpaid interest thereon could become immediately due and payable upon the occurrence of any event of default under the 2023 Mudrick Loan Agreement. All amounts outstanding under the 2023 Mudrick Notes, including all accrued and unpaid interest, became due and payable in full on October 31, 2023.

To secure the payment and performance of the obligations under the Original Mudrick Loan Agreements and the 2023 Mudrick Loan Agreement, we, together with certain of our subsidiaries (the “Guarantors”), granted to TMI Trust Company, as the collateral agent for the benefit of Mudrick, a first priority lien on, and security interest in, all assets of Remark and the Guarantors, subject to certain customary exceptions.

We did not make required repayments of the outstanding loans under the 2023 Mudrick Loan Agreement that were due beginning on June 30, 2023, which constitute events of default for which we have not received a waiver as of the date of this Form 10-Q. Please see Note 17 for additional information regarding transactions with Mudrick.

Other Notes Payable

The Other notes payable in the table above represent individually immaterial notes payable issued for the purchase of operating assets. Such notes payable bear interest at a weighted-average interest rate of approximately 6.0% and have a weighted-average remaining term of approximately 3.4 years.

NOTE 11. FUNDS RECEIVED IN ADVANCE OF POTENTIAL FINANCING

As of June 30, 2024, we reported a liability of $2.8 million related to cash we received from an unrelated potential investor/creditor in advance of finalizing an agreement.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

NOTE 12. OBLIGATIONS TO ISSUE COMMON STOCK (TRANSACTIONS WITH IONIC)

Convertible Debentures

On October 6, 2022, we entered into a debenture purchase agreement (the “2022 Debenture Purchase Agreement”) and a purchase agreement (the “Original ELOC Purchase Agreement”) with Ionic. Pursuant to the 2022 Debenture Purchase Agreement, we issued a convertible subordinated debenture in the original principal amount of approximately $2.8 million (the “2022 Debenture”) to Ionic for a purchase price of $2.5 million. The 2022 Debenture automatically converted into shares of our common stock (the “2022 Debenture Settlement Shares”) on November 17, 2022 upon the effectiveness of a registration statement we filed pursuant to a registration rights agreement we entered into with Ionic. Upon issuance of the 2022 Debenture, we initially estimated the obligation to issue common stock at approximately $3.6 million. As of December 31, 2022, we estimated such obligation to have a fair value of $1.9 million, representing an additional 1,720,349 shares to be issued pursuant to the 2022 Debenture. When the measurement period for determining the conversion price of the 2022 Debenture was completed, we determined that the final number of 2022 Debenture Settlement Shares would be 3,129,668 (inclusive of 898,854 shares that were issued during 2022), resulting in the issuance of an additional 2,230,814 shares during 2023 with a fair value of $3.1 million.

On March 14, 2023, we entered into a new debenture purchase agreement (the “2023 Debenture Purchase Agreement”) with Ionic pursuant to which we authorized the issuance and sale of two convertible subordinated debentures in the aggregate principal amount of approximately $2.8 million for an aggregate purchase price of $2.5 million. The first debenture is in the original principal amount of approximately $1.7 million for a purchase price of $1.5 million (the “First 2023 Debenture”), which was issued on March 14, 2023, and the second debenture is in the original principal amount of approximately $1.1 million for a purchase price of $1.0 million (the “Second 2023 Debenture” and collectively with the First Debenture, the “2023 Debentures”), which was issued on April 12, 2023. The 2023 Debenture automatically converted into shares of our common stock (the “2023 Debenture Settlement Shares”) on June 26, 2023 upon the effectiveness of a registration statement we filed pursuant to a registration rights agreement we entered into with Ionic. Upon issuance of the First 2023 Debenture and the Second 2023 Debenture, we initially estimated the obligations to issue common stock at an aggregate of approximately $4.1 million, or equivalent estimated issuable shares of 3,669,228. As of December 31, 2023, we estimated that an aggregate total of 9,383,966 shares remained to be issued upon conversion in full of the 2023 Debentures, representing obligations with an aggregate fair value of $4.6 million. When the measurement period for determining the conversion price of the 2023 Debentures was completed, we determined that the final number of 2023 Debentures Settlement Shares would be 16,928,989 (inclusive of 657,000 shares that were issued during 2023), resulting in the issuance during the six months ended June 30, 2024 of an additional 16,271,989 shares with a fair value of $10.3 million in final settlement of the 2023 Debentures.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Equity Line of Credit

The Original ELOC Purchase Agreement, as amended by those certain letter agreements by and between Remark and Ionic, dated as of January 5, 2023; July 12, 2023; August 10, 2023 and September 15, 2023; as well as the first amendment on January 9, 2024, and subsequent letter agreement on February 14, 2024 (as amended, the “Amended ELOC Purchase Agreement”), provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Ionic to purchase up to an aggregate of $50.0 million of shares of our common stock over the 36-month term of the Amended ELOC Purchase Agreement. Under the Amended ELOC Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of a resale registration statement filed with the SEC registering such shares and that the 2022 Debenture shall have been fully converted into shares of common stock or shall otherwise have been fully redeemed and settled in all respects in accordance with the terms of the 2022 Debenture, we have the right to present Ionic with a purchase notice (each, a “Purchase Notice”) directing Ionic to purchase any amount up to $3.0 million of our common stock per trading day, at a per share price equal to 80% (or 70% if our common stock is not then trading on Nasdaq) of the average of the two lowest volume-weighted average prices (“VWAPs”) over a specified measurement period. With each purchase under the Amended ELOC Purchase Agreement, we are required to deliver to Ionic an additional number of shares equal to 2.5% of the number of shares of common stock deliverable upon such purchase. The number of shares that we can issue to Ionic from time to time under the Amended ELOC Purchase Agreement shall be subject to the condition that we will not sell shares to Ionic to the extent that Ionic, together with its affiliates, would beneficially own more than 4.99% of the outstanding shares of our common stock immediately after giving effect to such sale (the “Beneficial Ownership Limitation”).

In addition, Ionic will not be required to buy any shares of our common stock pursuant to a Purchase Notice on any trading day on which the closing trade price of our common stock is below $0.20 (as amended by the January 2023 Letter Agreement, as defined below). We will control the timing and amount of sales of our common stock to Ionic. Ionic has no right to require any sales by us, and is obligated to make purchases from us as directed solely by us in accordance with the Amended ELOC Purchase Agreement. The Amended ELOC Purchase Agreement provides that we will not be required or permitted to issue, and Ionic will not be required to purchase, any shares under the Amended ELOC Purchase Agreement if such issuance would violate Nasdaq rules, and we may, in our sole discretion, determine whether to obtain stockholder approval to issue shares in excess of 19.99% of our outstanding shares of common stock if such issuance would require stockholder approval under Nasdaq rules. Ionic has agreed that neither it nor any of its agents, representatives and affiliates will engage in any direct or indirect short-selling or hedging our common stock during any time prior to the termination of the Amended ELOC Purchase Agreement.

The Amended ELOC Purchase Agreement may be terminated by us at any time after commencement, at our discretion; provided, however, that if we sold less than $25.0 million to Ionic (other than as a result of our inability to sell shares to Ionic as a result of the Beneficial Ownership Limitation, our failure to have sufficient shares authorized or our failure to obtain stockholder approval to issue more than 19.99% of our outstanding shares), we will pay to Ionic a termination fee of $0.5 million, which is payable, at our option, in cash or in shares of common stock at a price equal to the closing price on the day immediately preceding the date of receipt of the termination notice. Further, the Amended ELOC Purchase Agreement will automatically terminate on the date that we sell, and Ionic purchases, the full $50.0 million amount under the agreement or, if the full amount has not been purchased, on the expiration of the 36-month term of the Amended ELOC Purchase Agreement.

On January 5, 2023, we and Ionic entered into a letter agreement (the “January 2023 Letter Agreement”) which amended the Original ELOC Purchase Agreement. Under the Letter Agreement, the parties agreed, among other things, to (i) amend the floor price below which Ionic will not be required to buy any shares of our common stock under the Amended ELOC Purchase Agreement from $0.25 to $0.20, determined on a post-reverse split basis, (ii) amend the per share purchase price for purchases under the Amended ELOC Purchase Agreement to 80% of the average of the two lowest daily VWAPs over a specified measurement period, which will commence at the conclusion of the applicable measurement period related to the 2022 Debenture and (iii) waive certain requirements in the Amended ELOC Purchase Agreement to allow for a one-time $0.5 million purchase under the Amended ELOC Purchase Agreement.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

As partial consideration for the waiver to allow for the $0.5 million purchase by Ionic, we agreed to issue to Ionic that number of shares (the “Letter Agreement Shares”) equal to the difference between (x) the variable conversion price in the 2022 Debenture, and (y) the calculation achieved as a result of the following formula: 80% (or 70% if our common stock is not then trading on Nasdaq) of the lowest VWAP starting on the trading day immediately following the receipt of pre-settlement conversion shares following the date on which the 2022 Debenture automatically converts or other relevant date of determination and ending the later of (a) 10 consecutive trading days after (and not including) the Automatic Conversion Date (as defined in the Amended ELOC Purchase Agreement) or such other relevant date of determination and (b) the trading day immediately after shares of our common stock in the aggregate amount of at least $13.9 million shall have traded on Nasdaq. As of March 31, 2023, we estimated the obligation to issue the Letter Agreement Shares at approximately $0.2 million. As of June 30, 2023, we had issued all of the 200,715 Letter Agreement Shares.

On September 15, 2023, we and Ionic entered into a letter agreement (the “September 2023 Letter Agreement”) which amends the Amended ELOC Purchase Agreement, as previously amended on January 5, 2023. Under the September 2023 Letter Agreement, which repeated changes made in earlier letter agreements between Remark and Ionic dated July 12, 2023 and August 10, 2023, the parties agreed, among other things, to (i) allow Remark to deliver one or more irrevocable written notices (“Exemption Purchase Notices”) to Ionic in a total aggregate amount not to exceed $20.0 million, which total aggregate amount shall be reduced by the aggregate amount of previous Exemption Purchase Notices, (ii) amend the per share purchase price for purchases under an Exemption Purchase Notice to 80% of the average of the two lowest daily volume-weighted average prices (“VWAPs”) over a specified measurement period, (iii) amend the definition of the specified measurement period to stipulate that, for purposes of calculating the final purchase price, such measurement period begins the trading day after Ionic pays Remark the amount requested in the purchase notice, while the calculation of the dollar volume of Remark common stock traded on the principal market to determine the length of the measurement period shall begin on the trading day after the previous measurement period ends, iv) that any additional Exemption Purchase Notices that are not in accordance with the terms and provisions of the Purchase Agreement shall be subject to Ionic’s approval, v) to amend section 11(c) of the Amended ELOC Purchase Agreement to increase the Additional Commitment Fee from $0.5 million to $3.0 million and vi) that by September 29, 2023, the parties will amend the Debenture Transaction Documents to include a so-called Most Favored Nation provision that will provide Ionic with necessary protection against any future financing, settlement, exchange or other transaction whether with an existing or new lender, investor or counterparty, and that, if such amendment is not made by September 29, 2023, the Additional Commitment Fee shall be further increased to approximately $3.8 million.

On January 9, 2024, we and Ionic entered into an amendment (the “First Amendment”) to the Amended ELOC Purchase Agreement. Under the First Amendment, the parties agreed, among other things, (i) to clarify that the Floor Price per the agreement is $0.25, (ii) to amend the per share purchase price for purchases under a Regular Purchase Notice to 80% of the average of the two lowest daily volume-weighted average prices (“VWAPs”) over a specified measurement period, (iii) to increase the frequency at which we can submit purchase notices, within limits, and (iv) to amend section 11(c) of the ELOC Purchase Agreement to increase the Additional Commitment Fee from $500,000 to approximately $3.8 million.

On February 14, 2024, we and Ionic entered into a letter agreement (the “February 2024 Letter Agreement”) which amends the Amended ELOC Purchase Agreement. Under the February 2024 Letter Agreement, the parties agreed, among other things, (i) to redefine the definition of Principal Market to include markets in addition to the Nasdaq Capital Market and the OTC Bulletin Board, (ii) that Ionic will forbear from enforcing any noncompliance with the covenants in the Amended ELOC Purchase Agreement as a result of Remark’s delisting from Nasdaq and any related suspension of trading on Nasdaq, and (iii) to clarify that we can still issue Regular Purchase Notices despite the delisting from Nasdaq and any related suspension of trading on Nasdaq so long as the Principal Market is either the OTCQX, OTCQB, or OTCBB and each Regular Purchase does not exceed $500,000.

As of December 31, 2023, we estimated that an additional 10,876,635 shares would be issued in settlement of our obligation to issue common stock under the ELOC Advances, representing an obligation with an aggregate fair value of $5.4 million. During the six months ended June 30, 2024, Ionic advanced to us a total of $4.8 million pursuant to the Amended ELOC Purchase Agreement. Upon issuance of the ELOC Advances during the six months ended June 30, 2024, we initially estimated the obligations to issue common stock at approximately $7.8 million (resulting in a finance cost of $3.0 million in excess of the $4.8 million advance), or equivalent estimated issuable shares of 24,965,987. During the six months ended June 30, 2024, we issued 11,561,216 shares with a fair value of $2.0 million in partial settlement of ELOC Advances. As of June 30, 2024, we estimated that an additional 101,193,753 shares with a fair value of $12.5 million would be issued in settlement of our obligation to issue common stock under the ELOC Advances.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Accounting for the Debentures and the ELOC

Using the guidance in ASC Topic 480, Distinguishing Liabilities from Equity, we evaluated the 2023 Debenture Purchase Agreement and its associated First 2023 Debenture, and the Amended ELOC Purchase Agreement and its associated ELOC Advances, and determined that all represented obligations that must or may be settled with a variable number of shares, the monetary value of which was based solely or predominantly on a fixed monetary amount known at inception. Using a Level 3 input, we estimated the number of shares of our common stock that we would have to issue for each obligation and multiplied the estimated number of shares by the closing market price of our common stock on the measurement date to determine the fair value of the obligation. We then recorded the amount of the initial obligation in excess of the purchase price as finance cost. We remeasure each obligation at every balance sheet date until all shares representing the obligation have been issued, with the change in the amount of the obligation being recorded as finance cost. The following table shows the changes in our obligations to issue common stock (dollars in thousands):

	2023 Debentures	ELOC Advances	Total
Obligations to Issue Common Stock
Balance at December 31, 2023	$4,647	$5,386	$10,033
Establishment of new obligation to issue shares	—	7,781	7,781
Issuance of Shares	(10,321)	(1,986)	(12,307)
Change in measurement of liability	5,674	1,367	7,041
Balance at June 30, 2024	$—	$12,548	$12,548

Estimated Number of Shares Issuable
Balance at December 31, 2023	9,383,966	10,876,635	20,260,601
Establishment of new obligation to issue shares	—	24,965,987	24,965,987
Issuance of Shares	(16,271,989)	(11,561,216)	(27,833,205)
Change in estimated number of shares issuable	6,888,023	76,912,347	83,800,370
Balance at June 30, 2024	—	101,193,753	101,193,753

The following table shows the composition of finance cost associated with our obligations to issue common stock (dollars in thousands) for the six months ended June 30, 2024:

	2023 Debentures	ELOC Advances	Total
Initial obligation in excess of purchase price	$—	$3,031	3,031
Change in measurement of liability	5,674	1,367	7,041
Total	$5,674	$4,398	$10,072

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

The following table shows the composition of finance cost associated with our obligations to issue common stock (dollars in thousands) for the six months ended June 30, 2023:

	2022 Debentures	2023 Debentures	Filing & Effectiveness Default	Letter Agreement	ELOC Advance	Total
Initial obligation in excess of purchase price	$—	$1,609	$332	$249	$984	3,174
Change in measurement of liability	1,246	235	(38)	(22)	31	1,452
Total	$1,246	$1,844	$294	$227	$1,015	$4,626

NOTE 13. COMMITMENTS AND CONTINGENCIES

At June 30, 2024, we had no material commitments outside the normal course of business.

Contingencies

As of June 30, 2024, we were neither a defendant in any material pending legal proceeding nor are we aware of any material threatened claims against us and, therefore, we have not accrued any contingent liabilities.

NOTE 14. STOCKHOLDERS’ DEFICIT

Equity Issuances

During the six months ended June 30, 2024, we issued a total of 27,833,205 shares with a fair value of $12.3 million to Ionic in full or partial settlement of ELOC Advances and convertible debentures pursuant to transactions with Ionic (see Note 12).

Warrants

The following table summarizes information related to our equity-classified stock warrant issuances as of and for the dates and periods noted:

	Shares	Weighted Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	1,007,441	$39.90	2.7	$—
Granted	—	—
Exercised	—	—
Forfeited, cancelled or expired	—	—
Outstanding at June 30, 2024	1,007,441	$39.90	2.2	$—

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Share-Based Compensation

We are authorized to issue equity-based awards under our 2014 Incentive Plan, our 2017 Incentive Plan and our 2022 Incentive Plan, each of which our stockholders have approved. We also award cash bonuses (“China Cash Bonuses”) to our employees in China, which grants are not subject to a formal incentive plan and which can only be settled in cash. We grant such awards to attract, retain and motivate eligible officers, directors, employees and consultants. Under each of the plans, we have granted shares of restricted stock and options to purchase common stock to our officers and employees with exercise prices equal to or greater than the fair value of the underlying shares on the grant date.

Stock options and China Cash Bonuses generally expire 10 years from the grant date. All forms of equity awards and China Cash Bonuses vest upon the passage of time, the attainment of performance criteria, or both. When participants exercise stock options, we issue any shares of our common stock resulting from such exercise from new authorized and unallocated shares available at the time of exercise.

The following table summarizes activity under our equity incentive plans related to equity-classified stock option grants as of and for the dates and periods noted:

	Shares	Weighted Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	1,618,851	$30.31	4.5	$1
Granted	—	—
Exercised	—	—
Forfeited, cancelled or expired	(100,773)	57.37
Outstanding at June 30, 2024	1,518,078	$28.52	4.2	$—

Exercisable at December 31, 2023	1,598,754	30.67	4.4	$—
Exercisable at June 30, 2024	1,500,747	28.82	4.1	$—

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

The following table summarizes activity related to our liability-classified China Cash Bonuses as of and for the dates and periods noted:

	Shares	Weighted Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	56,750	$30.86	5.1	$—
Granted	—	—
Exercised	—	—
Forfeited, cancelled or expired	(13,000)	13.39
Outstanding at June 30, 2024	43,750	$30.86	4.6	$—

Exercisable at December 31, 2023	56,750	30.86	5.1	$—
Exercisable at June 30, 2024	43,750	30.86	4.6	$—

The following table presents the change in the liability associated with our China Cash Bonuses included in Accrued expense and other current liabilities (in thousands):

	Six Months Ended June 30,	Year Ended December 31,
	2024	2023
Balance at beginning of period	$11	$32
Share-based compensation expense related to China Cash Bonuses	(9)	(21)
Balance at end of period	$2	$11

The following table presents a breakdown of share-based compensation cost included in operating expense (in thousands):

	Six Months Ended June 30,
	2024	2023
Stock options	$15	$156
China Cash Bonuses	(9)	(3)
Total	$6	$153

We record share-based compensation expense in the books of the subsidiary that incurs the expense, while for equity-classified stock options we record the change in additional paid-in capital on the corporate entity because the corporate entity’s equity underlies such stock options.

NOTE 15. RELATED PARTY TRANSACTIONS

As of June 30, 2024 and December 31, 2023, we owed approximately $1.0 million and $1.6 million, respectively, to members of management representing various operating expense payments made on our behalf. The amounts due are unsecured and non-interest-bearing, with no formal terms of repayment.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2024 and 2023

NOTE 16. CHINA BUSINESS PARTNER

We interact with an unrelated entity (the “China Business Partner”) in more than one capacity. Firstly, since 2020, we have been working with the China Business Partner to earn revenue by obtaining business from some of the largest companies in China. Secondly, our artificial intelligence business in the U.S. has purchased substantially all of its inventory from a subsidiary of the China Business Partner which manufactures certain equipment to our specifications. Though we did not make any such inventory purchases during the six months ended June 30, 2024, we did purchase software for internal use from the China Business Partner totaling approximately $0.3 million. In addition, a member of our senior leadership team maintains a role in the senior management structure of the China Business Partner.

During the six months ended June 30, 2024 and 2023, we recognized no or de minimis amounts of revenue from the relationship with the China Business Partner. At June 30, 2024 and December 31, 2023, in addition to the outstanding accounts receivable balances from the China Business Partner described in Note 5, we had outstanding accounts payable to the China Business Partner of $0.7 million and $0.7 million, respectively.

NOTE 17. SUBSEQUENT EVENTS

Mudrick Agreement

On August 5, 2024, we entered into an Exchange Agreement (the “Exchange Agreement”) with Mudrick Capital Management, L.P., on behalf of itself and the holders (the “Investors”) of 2023 Mudrick Notes in an aggregate principal amount of approximately $16.3 million (the “Original Principal”) pursuant to which the Investors and we exchanged the 2023 Mudrick Notes for newly-issued, secured convertible debentures issued by us (the “Secured Convertible Debentures”) in an aggregate principal amount equal to the sum of the Original Principal and accrued and unpaid interest on the Original Principal in the aggregate amount of approximately $3.7 million.

The Secured Convertible Debentures mature on May 15, 2025 and bear interest at a rate of 20.5% per annum, and the interest is payable in kind by our issuance to the Investors of shares of our common stock as described below. The Secured Convertible Debentures are convertible, at the option of the Investors, at any time, into such number of shares of our common stock equal to the principal amount of the Secured Convertible Debentures converted plus all accrued and unpaid interest on such principal amount at a conversion price equal the closing price of our common stock on the trading day immediately preceding the conversion date, subject to a floor price of $0.10, subject to (i) equitable adjustments resulting from any stock splits, stock dividends, recapitalizations or similar events and (ii) the availability of authorized shares of common stock which can be reserved for the purpose of such conversion.

In no event will the Investors be entitled to convert any portion of the Secured Convertible Debentures in excess of that portion which would result in beneficial ownership by it and its affiliates of more than 9.99% of the outstanding shares of common stock, unless such Investors deliver to us written notice at least sixty-one (61) days prior to the effective date of such notice that the provision be adjusted to 9.99%. The Secured Convertible Debentures provide that neither the Investors nor any affiliate may sell or otherwise transfer, directly or indirectly on any trading day any shares of our common stock an amount representing more than 10.0% of the trading volume of the common stock.

In addition, we can redeem the Secured Convertible Debentures at a redemption price equal to 100% of the sum of the principal amount of the Secured Convertible Debentures to be redeemed plus accrued interest, if any.

Upon the occurrence of events of default specified in the Secured Convertible Debentures, including the failure to pay the outstanding principal amount of the Secured Convertible Debentures and all accrued and unpaid interest thereon when due, the breach of the terms of the Exchange Agreement, the Secured Convertible Debentures or the Security Agreement (as defined below), the breach of Remark’s or the Guarantors (as defined below) representations and warranties in the Exchanges Agreement, the Secured Convertible Debentures or the Security Agreement, certain bankruptcy events with respect to Remark or the Guarantors, the failure to pay amounts due and payable under any indebtedness of Remark or a Guarantor in an amount in excess of $100,000 or a final judgment is entered against Remark or a Guarantor in an aggregate amount in excess of $100,000, all amounts owed under the Secured Convertible Debenture, together with default interest at 22.5% per annum, shall then become due and payable. In addition, the Collateral Agent (as defined below) shall have the right to exercise remedies set forth in the Security Agreement.

The Secured Convertible Debentures are guaranteed by certain of our direct and indirect subsidiaries (the “Guarantors”) and are secured by all the assets (wherever located, whether now owned or hereafter acquired) of Remark and the Guarantors pursuant to a Guaranty and Security Agreement dated as of August 5, 2024 (the “Security Agreement”), by and among us, as the Guarantors, the Investors and Argent Institutional Trust Company (the “Collateral Agent”).

Ionic Transactions

During August and September of 2024, we issued a total of 1,080,000 shares and 2,200,715 shares to Ionic in partial settlement of ELOC Advances.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Remark Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Remark Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities and has a negative working capital and a stockholders’ deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounts receivable in China

As described further in Note 5 to the consolidated financial statements, the Company has gross receivables of $7.0 million in accounts receivable from customers in China as of December 31, 2023. The Company recorded an allowance for doubtful accounts of $5.7 million for these receivables, resulting in net accounts receivable of $1.3 million as of December 31, 2023.The Company is actively working with these customers to arrange payment of the past due balances, and management expects to collect the net remaining balance outstanding of these receivables.

We identified the realization of these receivables as a critical audit matter because a high degree of auditor judgment was required to evaluate various qualitative factors used in the Company’s evaluation of the realization of these receivables, including economic and business conditions in China, current operations of the customer, the financial viability and reputation of the China Business Partner and other customers, and the past collection history with customers.

Our audit procedures related to the realization of these receivables included the following, among others:

●	We evaluated the reasonableness of management’s methodology to determine its allowance for doubtful accounts, including testing and assessing for reasonableness the Company’s key inputs and assumptions used to estimate the realization of the receivables.

●	We confirmed with customers, or performed other procedures, to ensure that the Company’s performance obligations related to the outstanding receivables had been met including delivery and acceptance by the customer as of December 31, 2023.

●	We examined collections received by the Company subsequent to year end on certain of these receivables, and for those amounts yet uncollected, we verified past collection history with the customers. We also considered the viability of the customers given their size and reputation.

●	We compared the Company’s historical transactions with its customers to assess the Company’s ability to accurately forecast collections. We also considered the traditional payment patterns and customs in China.

●	We developed an independent expectation of the accounts receivable reserve and compared our independent expectation to the amount recorded in the financial statements.

Deferred Costs

As described further in Note 7 to the consolidated financial statements, deferred cost of revenue at December 31, 2023 totaled $6.6 million and represents amounts the Company has paid in advance to vendors providing services in relation to various revenue projects in China. The cost of the services provided are deferred and recorded as a prepaid asset until as such time as the Company has completed its performance obligation under the contract, at which point the accumulated costs will be recognized as cost of sales, and the related revenue will be recorded.

We identified the existence and realization of these assets as a critical audit matter because a high degree of auditor judgment was required to evaluate various qualitative factors used in the Company’s evaluation of the existence and realization of the assets, including economic and business conditions in China, the impact of Covid 19 related lockdowns, and assessment of the vendors’ ability to perform the services when required.

Our audit procedures related to the realization of this asset included the following, among others:

●	We obtained an understanding of Managements policy and process for assessing the existence and realization of these assets.

●	We examined the underlying contracts related to the projects in progress.

●	We tested the existence of the deferred costs through tracing cash payment and by direct confirmation with the major vendors.

●	We obtained, examined, and assessed for reasonableness the Company’s schedule for final implementation of the future revenue projects including corroborating key terms with the vendors.

Obligations to issue common stock

As described in Note 14 to the financial statements, during the year ended December 31, 2023, the Company issued certain convertible debentures in an aggregate amount of $2.5 million to an investor, and also entered into an agreement with the same investor to issue shares of common stock for an aggregate amount of $8.1 million. The agreements to convert the notes, and to issue shares of the Company’s common stock, contained provisions and terms that resulted in the recognition of these instruments as fair value liabilities. The liabilities are required to be measured at fair value initially at issuance, and subsequently thereafter at each reporting date including December 31, 2023.

We identified auditing the valuation of the obligations to issue common stock as a critical audit matter due to the complexity of the accounting for the transaction and the significant judgements used by the Company in determining the fair value of these liabilities. This required a high degree of auditor judgment and increased auditor effort in auditing the determination and valuation of these liabilities.

The primary procedures we performed to address this critical audit matter included:

●	We obtained and examined the agreements, including assessing the reasonableness of its presentation as a liability in the financial statements.

●	We evaluated the appropriateness of the model used to value the liabilities and tested the reasonableness of the assumptions used by the Company in determining the fair value of the warrant liability.

●	We developed an independent expectation of the liabilities and compared our independent expectation to the Company calculated value.

We have served as the Company’s auditor since 2020.

/s/ Weinberg & Company

Weinberg & Company, P.A.

Los Angeles, California

April 15, 2024

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(dollars in thousands, except share amounts and par values)

	December 31,
	2023	2022
Assets
Cash	$145	$52
Trade accounts receivable, net	1,287	3,091
Inventory, net	750	308
Deferred cost of revenue	6,644	7,463
Prepaid expense and other current assets	614	1,374
Total current assets	9,440	12,288
Property and equipment, net	189	1,699
Operating lease assets	517	180
Other long-term assets	90	269
Total assets	$10,236	$14,436

Liabilities
Accounts payable	$9,348	$9,602
Advances from related parties	1,205	1,174
Obligations to issue common stock	10,033	1,892
Accrued expense and other current liabilities (including $495 of delinquent payroll taxes)	11,921	7,222
Contract liability	570	308
Notes payable (past due)	16,463	14,607
Total current liabilities	49,540	34,805
Operating lease liabilities, long-term	286	56
Total liabilities	49,826	34,861

Commitments and contingencies

Stockholders’ Deficit
Preferred stock, $0.001 par value; 1,000,000 shares authorized; zero issued	—	—
Common stock, $0.001 par value; 175,000,000 shares authorized; 22,038,855 and 11,539,564 shares issued and outstanding at December 31, 2023 and 2022, respectively	22	12
Additional paid-in-capital	379,244	368,945
Accumulated other comprehensive loss	(1,186)	(859)
Accumulated deficit	(417,670)	(388,523)
Total stockholders’ deficit	(39,590)	(20,425)
Total liabilities and stockholders’ deficit	$10,236	$14,436

See Notes to Consolidated Financial Statements

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(dollars in thousands, except per share amounts)

	Year Ended December 31,
	2023	2022
Revenue, including amounts from China Business Partner (See Note 18)	$4,402	$11,666
Cost and expense
Cost of revenue (excluding depreciation and amortization)	3,323	11,331
Sales and marketing[1]	1,408	971
Technology and development[1]	1,893	2,101
General and administrative[1]	13,374	18,399
Depreciation and amortization	285	166
Impairments	1,280	—
Total cost and expense	21,563	32,968
Operating loss	(17,161)	(21,302)
Other expense
Interest expense	(4,294)	(6,073)
Finance cost related to obligations to issue common stock	(7,672)	(1,422)
Loss on investment	—	(26,356)
Other loss, net	(20)	(339)
Total other expense, net	(11,986)	(34,190)
Loss from before income taxes	(29,147)	(55,492)
Benefit from income taxes	—	9
Net loss	$(29,147)	$(55,483)
Other comprehensive loss
Foreign currency translation adjustments	(327)	(589)
Comprehensive loss	$(29,474)	$(56,072)

Weighted-average shares outstanding, basic and diluted	16,741,677	10,630,771

Net loss per share, basic and diluted	$(1.74)	$(5.22)

[1] Includes share-based compensation as follows:
Sales and marketing	$3	$3
Technology and development	(3)	(267)
General and administrative	157	1,961

See Notes to Consolidated Financial Statements

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands, except number of shares)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at December 31, 2021	10,515,777	11	364,333	(270)	(333,040)	$31,034
Adjustment for reverse stock split	(67)	—	5	—	—	5
Net loss	—	—	—	—	(55,483)	(55,483)
Share-based compensation	—	—	2,104	—	—	2,104
Common stock issued as service compensation	125,000	—	500	—	—	500
Common stock issued pursuant to agreements with Ionic (Note 14)	898,854	1	2,003	—	—	2,004
Foreign currency translation	—	—	—	(589)	—	(589)
Balance at December 31, 2022	11,539,564	12	368,945	(859)	(388,523)	(20,425)
Net loss	—	—	—	—	(29,147)	(29,147)
Share-based compensation	—	—	178	—	—	178
Common stock issued pursuant to agreements with Ionic (Note 14)	10,499,291	10	10,121	—	—	10,131
Foreign currency translation	—	—	—	(327)	—	(327)
Balance at December 31, 2023	22,038,855	$22	$379,244	$(1,186)	$(417,670)	$(39,590)

See Notes to Consolidated Financial Statements

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(29,147)	$(55,483)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	285	166
Share-based compensation	157	1,697
Amortization of debt issuance costs and discount	—	2,189
Cost of extending note payable	750	283
Finance cost on liability related to convertible debenture	7,672	1,422
Accrued interest included in note payable	1,139	—
Stock issuances for services performed	—	500
Loss on investment	—	26,356
Impairment of assets	1,280	—
Provision for doubtful accounts	1,729	2,882
Other	193	(182)
Changes in operating assets and liabilities:
Accounts receivable	(319)	3,650
Inventory	(260)	1,033
Deferred cost of revenue	818	(6,874)
Prepaid expense and other assets	501	4,213
Operating lease assets	(340)	1
Accounts payable, accrued expense and other liabilities	4,575	1,745
Contract liability	281	(251)
Operating lease liabilities	231	37
Net cash used in operating activities	(10,455)	(16,616)
Cash flows from investing activities:
Proceeds from investment	—	6,332
Purchases of property, equipment and software	(51)	(448)
Payment of amounts capitalized to software in progress	—	(1,063)
Net cash provided by (used in) investing activities	(51)	4,821
Cash flows from financing activities:
Proceeds from obligations to issue common stock - Ionic ELOC (Note 14)	8,100	—
Proceeds from obligations to issue common stock - Ionic Debentures (Note 14)	2,500	2,500
Proceeds from debt issuance	—	203
Advances from related parties	1,437	3,256
Repayments of debt	(33)	(6,217)
Repayment of advances from related parties	(1,405)	(2,082)
Net cash provided by (used in) financing activities	10,599	(2,340)
Net change in cash	93	(14,135)
Cash:
Beginning of period	52	14,187
End of period	$145	$52

Supplemental cash flow information:
Cash paid for interest	$1,579	$3,238

Supplemental schedule of non-cash investing and financing activities:
Issuance of common stock upon note payable conversion	$—	$2,804
Issuance of common stock - Ionic ELOC and Debentures (Note 14)	$10,131	$—
Transfer of marketable securities to partially settle debt	$—	$9,662
Transfer of software to inventory	$233	$—

See Notes to Consolidated Financial Statements

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION AND BUSINESS

Organization and Business

Remark Holdings, Inc. and its subsidiaries (“Remark”, “we”, “us”, or “our”) constitute a diversified global technology business with leading artificial intelligence (“AI”) and data-analytics solutions. The common stock of Remark Holdings, Inc. is traded in the OTCQX Best market under the ticker symbol MARK.

We primarily sell AI-based products and services. We currently recognize substantially all of our revenue from China, with additional revenue from sales in the U.S. and the U.K.

On December 21, 2022, we effected a 1-for-10 reverse split of our common stock (the “Reverse Split”). All references made to share or per share amounts in these financial statements have been retroactively adjusted to reflect the effects of the Reverse Split.

Corporate Structure

We are a holding company incorporated in Delaware and not a Chinese operating company. As a holding company, we conduct most of our operations through our subsidiaries, each of which is wholly owned. Until September 2022, we had historically conducted a significant part of our operations through contractual arrangements between our wholly-foreign-owned enterprise (“WFOE”) and certain variable interest entities (“VIEs”) based in China to address challenges resulting from laws, policies and practices that may disfavor foreign-owned entities that operate within industries deemed sensitive by the Chinese government. We were the primary beneficiary of the VIEs because the contractual arrangements governing the relationship between the VIEs and our WFOE, which included an exclusive call option agreement, exclusive business cooperation agreement, a proxy agreement and an equity pledge agreement, enabled us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase, at any time, all or part of the equity interests in and/or assets of the VIEs to the extent permitted by Chinese laws. Because we were the primary beneficiary of the VIEs, we consolidated the financial results of the VIEs in our consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”).

We terminated all of the contractual arrangements between the WFOE and the VIEs and exercised our rights under the exclusive call option agreements between the WFOE and the VIEs such that, effective as of September 19, 2022, we obtained 100% of the equity ownership of the entities we formerly consolidated as VIEs and which we now consolidate as wholly-owned subsidiaries.

The following diagram illustrates our corporate structure, including our significant subsidiaries, as of the date of this Form 10-K. The diagram omits certain entities which are immaterial to our results of operations and financial condition.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Entity Organizational Chart

Remark Holdings, Inc. (United States)
100%
Remark AI LLC (United States)
Remark AI UK, Ltd. (United Kingdom)
Bikini.com LLC (United States)
RAAD Productions LLC (United States)
HSW (HK) Inc., Ltd. (Hong Kong)
Remark Holdings SPV, Inc. (United States)
KanKan Holdings Ltd. (Cayman Islands)
Remark Entertainment (Shanghai) Co., Ltd. (China)
KanKan Technology (Shanghai) Co., Ltd. (China)
KanKan Limited (HK) (Hong Kong)
Remark Data Technology Co., Ltd. (China)
Chengdu Remark Technology Co., Ltd. (China)
Hangzhou Shufeng Technology Co., Ltd. (China)

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

We are subject to certain legal and operational risks associated with having a significant portion of our operations in China. Chinese laws and regulations governing our current business operations, including the enforcement of such laws and regulations, are sometimes vague and uncertain and can change quickly with little advance notice. The Chinese government may intervene in or influence the operations of our China-based subsidiaries at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or become worthless. In recent years, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to the use of variable interest entities, cybersecurity, data security, export control and anti-monopoly concerns. As of the date of this Form 10-K, we have neither been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor received any inquiry, notice or sanction. As of the date of this Form 10-K, no relevant laws or regulations in China explicitly require us to seek approval from the China Securities Regulatory Commission (“CSRC”) for any securities listing. As of the date of this Form 10-K, we have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other Chinese governmental authorities relating to securities listings. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not all been issued. It is highly uncertain what potential impact such modified or new laws and regulations will have on our ability to conduct our business, accept investments or list or maintain a listing on a U.S. or foreign exchange.

As of the date of this Form 10-K, we are not required to seek permissions from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other entity that is required to approve our operations in China. Nevertheless, Chinese regulatory authorities may in the future promulgate laws, regulations or implement rules that require us or our subsidiaries to obtain permissions from such regulatory authorities to approve our operations or any securities listing.

Transfer of Cash or Assets

Dividend Distributions

As of the date of this Form 10-K, none of our subsidiaries have made any dividends or distributions to Remark.

We have never declared or paid dividends or distributions on our common equity. We currently intend to retain all available funds and any future consolidated earnings to fund our operations and continue the development and growth of our business; therefore, we do not anticipate paying any cash dividends.

Under Delaware law, a Delaware corporation’s ability to pay cash dividends on its capital stock requires the corporation to have either net profits or positive net assets (total assets less total liabilities) over its capital. If we determine to pay dividends on any of our common stock in the future, as a holding company, we may rely on dividends and other distributions on equity from our subsidiaries for cash requirements, including the funds necessary to pay dividends and other cash contributions to our stockholders.

Our WFOE’s ability to distribute dividends is based upon its distributable earnings. Current Chinese regulations permit our WFOE to pay dividends to its shareholder only out of its registered capital amount, if any, as determined in accordance with Chinese accounting standards and regulations, and then only after meeting the requirement regarding statutory reserve. If our WFOE incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our WFOE to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. In addition, any cash dividends or distributions of assets by our WFOE to its stockholder are subject to a Chinese withholding tax of as much as 10%.

The Chinese government also imposes controls on the conversion of Chinese Renminbi (“RMB”) into foreign currencies and the remittance of currencies out of China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive all of the revenues from our operations through our China-based subsidiaries, we may be unable to pay dividends on our common stock.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Going Concern

During the year ended December 31, 2023, and in each fiscal year since our inception, we have incurred operating losses which have resulted in a stockholders’ deficit of $(39.6) million as of December 31, 2023. Additionally, our operations have historically used more cash than they have provided. Net cash used in operating activities was $10.5 million during the year ended December 31, 2023. As of December 31, 2023, our cash balance was $0.1 million. Also, we did not make required repayments of the outstanding loans under the New Mudrick Loan Agreement when due (see Note 13 for more information) and we have accrued approximately $0.5 million of delinquent payroll taxes.

Our history of recurring operating losses, working capital deficiencies and negative cash flows from operating activities give rise to, and management has concluded that there is, substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our consolidated financial statements for the year ended December 31, 2023, has also expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We intend to fund our future operations and meet our financial obligations through revenue growth from our AI and data analytics offerings. We cannot, however, provide assurance that revenue, income and cash flows generated from our businesses will be sufficient to sustain our operations in the twelve months following the filing of this Form 10-K. As a result, we are actively evaluating strategic alternatives including debt and equity financings.

Conditions in the debt and equity markets, as well as the volatility of investor sentiment regarding macroeconomic and microeconomic conditions (in particular, as a result of the COVID-19 pandemic, global supply chain disruptions, inflation and other cost increases, and the geopolitical conflict in Ukraine), will play primary roles in determining whether we can successfully obtain additional capital. We cannot be certain that we will be successful at raising additional capital.

A variety of factors, many of which are outside of our control, affect our cash flow; those factors include the effects of the COVID-19 pandemic, regulatory issues, competition, financial markets and other general business conditions. Based on financial projections, we believe that we will be able to meet our ongoing requirements for at least the next 12 months with existing cash and based on the probable success of one or more of the following plans:

●	develop and grow new product line(s)

●	obtain additional capital through debt and/or equity issuances.

However, projections are inherently uncertain and the success of our plans is largely outside of our control. As a result, there is substantial doubt regarding our ability to continue as a going concern, and we may fully utilize our cash resources prior to June 30, 2024.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

We include all of our subsidiaries in our consolidated financial statements, eliminating all significant intercompany balances and transactions during consolidation.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Use of Estimates

We prepare our consolidated financial statements in conformity with GAAP. While preparing our financial statements, we make estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, deferred cost of revenue, share-based compensation, deferred income taxes, and inventory reserve, among other items.

The impact of the COVID-19 pandemic continues to unfold. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Cash

Our cash consists of funds held in bank accounts.

We maintain cash balances in United States dollars (“USD”) and British pounds (“GBP”), while the VIEs maintain cash balances in USD, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HKD”). The following table, reported in USD, disaggregates our cash balances by currency denomination (in thousands):

	December 31,
	2023	2022
Cash denominated in:
USD	$31	$11
RMB	109	19
GBP	1	17
HKD	4	5
Total cash	$145	$52

We maintain substantially all of our USD-denominated cash at a U.S. financial institution where the balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, however, our cash balances may exceed the FDIC-insured limit. As of December 31, 2023, we do not believe we have any significant concentrations of credit risk. Cash held by our non-U.S. subsidiaries subject to foreign currency fluctuations against the USD, although such risk is somewhat mitigated because we transfer U.S. funds to our non-U.S. subsidiaries to fund local operations. If, however, the USD is devalued significantly against the RMB, our cost to further expand our business in China could exceed original estimates.

Leases

We adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”), as of January 1, 2019. When adopting ASC 842 we elected several practical expedients permitted under the transition guidance within ASC 842, which, among other things, allowed us to carry forward the historical lease classification and to avoid recording leases that had expired prior to the date of adoption. We also elected to combine the lease and non-lease components of our leases for office space (which represent the largest portion of our operating lease assets and liabilities) and not to record leases with initial terms of 12 months or less (short-term leases) on the balance sheet. We amortize the cost of short-term leases on a straight-line basis over the lease term.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price). When reporting the fair values of our financial instruments, we prioritize those fair value measurements into one of three levels based on the nature of the inputs, as follows:

Level 1:	Valuations based on quoted prices in active markets for identical assets and liabilities;

Level 2:	Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and observable market data for similar, but not identical instruments; and

Level 3:	Valuations based on unobservable inputs, which are based upon the best available information when external market data is limited or unavailable.

The fair value hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not be available.

We believe the reported carrying amounts for cash, marketable securities, receivables, prepaids and other current assets, accounts payable, accrued expense and other current liabilities, and short-term debt approximate their fair values because of the short-term nature of these financial instruments.

Foreign Currency Translation

We report all currency amounts in USD. Our China subsidiaries, however, maintain their books and records in their functional currency, which is RMB.

In general, when consolidating our subsidiaries with non-USD functional currencies, we translate the amounts of assets and liabilities into USD using the exchange rate on the balance sheet date, and the amounts of revenue and expense are translated at the average exchange rate prevailing during the period. The gains and losses resulting from translation of financial statement amounts into USD are recorded as a separate component of accumulated other comprehensive loss within stockholders’ deficit.

We used the exchange rates in the following table to translate amounts denominated in non-USD currencies as of and for the periods noted:

	2023	2022
Exchange rates at December 31st:
GBP:USD	1.273	1.209
RMB:USD	0.141	0.145
HKD:USD	0.128	0.128

Average exchange rate during the twelve months ended December 31st:
RMB:USD	0.141	0.149
GBP:USD	1.241	1.237

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenue Recognition

AI-Based Products

We generate revenue by developing AI-based products, including fully-integrated AI solutions which combine our proprietary technology with third-party hardware and software products to meet end-user specifications. Under one type of contract for our AI-based products, we provide a single, continuous service to customers who control the assets as we create them. Accordingly, we recognize the revenue over the period of time during which we provide the service. Under another type of contract, we have performance obligations to provide fully-integrated AI solutions to our customer and we recognize revenue at the point in time when each performance obligation is completed and delivered to, tested by and accepted by our customer.

We recognize revenue when we transfer control of the promised goods or services to our customers, and we recognize an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. If there is uncertainty related to the timing of collections from our customer, which may be the case if our customer is not the ultimate end user of our goods, we consider this to be uncertainty of the customer’s ability and intention to pay us when consideration is due. Accordingly, we recognize revenue only when we have transferred control of the goods or services and collectability of consideration from the customer is probable.

When customers pay us prior to when we satisfy our obligation to transfer control of promised goods or services, we record the amount that reflects the consideration to which we expect to be entitled as a contract liability until such time as we satisfy our performance obligation.

For our contracts with customers, we generally extend short-term credit policies to our customers, typically up to one year for large-scale projects.

We record the incremental costs of obtaining contracts as an expense when incurred.

We offer extended warranties on our products for periods of one to three years. Revenue from these extended warranties is recognized on a straight-line basis over the warranty contract term.

Other

We generate revenue from other sources, such as from advertising and marketing services, e-commerce activity in which we sell goods to our customers, or media production which involves the production of video or Internet-based content for our customers. We recognize the revenue from these contracts at the point in time when we transfer control of the goods sold to the customer or when we deliver the promised promotional materials or media content. Substantially all of our contracts with customers that generate Other revenue are completed within one year or less.

Share-Based Compensation

For grants of restricted stock or restricted stock units, we measure fair value using the closing price of our stock on the measurement date, while we use the Black-Scholes-Merton option pricing model (the “BSM Model”) to estimate the fair value of stock options and similar instruments awarded.

The BSM Model requires the following inputs:

●	Expected volatility of our stock price. We analyze the historical volatility of our stock price utilizing daily stock price returns, and we also review the stock price volatility of certain peers. Using the information developed from such analysis and our judgment, we estimate how volatile our stock price will be over the period we expect the stock options will remain outstanding.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

●	Risk-free interest rate. We estimate the risk-free interest rate using data from the Federal Reserve Treasury Constant Maturity Instruments H.15 Release (a table of rates downloaded from the Federal Reserve website) as of the valuation date for a security with a remaining term that approximates the period over which we expect the stock options will remain outstanding.

●	Stock price, exercise price and expected term. We use an estimate of the fair value of our common stock on the measurement date, the exercise price of the option, and the period over which we expect the stock options will remain outstanding.

We do not currently issue dividends, but if we did so, then we would also include an estimated dividend rate as an input to the BSM model. Generally speaking, the BSM model tends to be most sensitive to changes in stock price, volatility or expected term.

We measure compensation expense as of the grant date for granted equity-classified instruments and as of the settlement date for granted liability-classified instruments (meaning that we re-measure compensation expense at each balance sheet date until the settlement date occurs).

Once we measure compensation expense, we recognize it over the requisite service period (generally the vesting period) of the grant, net of forfeitures as they occur.

Accounts Receivable

When we record trade receivables arising from revenue transactions with customers, we record an allowance for credit losses for the current expected credit losses inherent in such assets over their expected lives. The allowance for credit losses is a valuation account deducted from the amortized cost basis of the assets to present their net carrying value at the amount expected to be collected. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar country risk and credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses.

Income Taxes

We recognize deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) to account for the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets, using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. Any effect on DTAs or DTLs resulting from a change in enacted tax rates is included in income during the period that includes the enactment date.

We reduce the carrying amounts of DTAs by a valuation allowance if, based upon all available evidence (both positive and negative), we determine that it is more likely than not that such DTAs will not be realizable. Such assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, our forecasts of future profitability, tax planning strategies, the duration of statutory carryforward periods, and our experience with the utilization of operating loss and tax credit carryforwards before expiration.

We apply a recognition threshold and measurement attribute related to uncertain tax positions taken or expected to be taken on our tax returns. We recognize a tax benefit for financial reporting of an uncertain income tax position when it has a greater than 50% likelihood of being sustained upon examination by the taxing authorities. We measure the tax benefit of an uncertain tax position based on the largest benefit that has a greater than 50% likelihood of being ultimately realized, including evaluation of settlements.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Inventory

We use the first-in first-out method to determine the cost of our inventory, then we report inventory at the lower of cost or net realizable value. We regularly review our inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated sales forecasts. At each of December 31, 2023 and 2022, reserve for inventory was $2.2 million.

Advertising Expense

Advertising expense is recorded during the period in which it is incurred. We did not incur a material amount of advertising expense during the years ended December 31, 2023 or 2022.

Research and Development

Engineering cost is recorded as technology and development expense during the period in which it is incurred.

Product Warranties

We offer extended warranties on our products for periods of one to three years. To estimate our warranty cost, we use historical warranty claim experience and we then net such cost against the related product revenue. Warranty costs were not material for the years ended December 31, 2023 and 2022.

Property, Equipment and Software

We state property and equipment at cost and depreciate such assets using the straight-line method over the estimated useful lives of each asset category. For leasehold improvements, we determine amortization using the straight-line method over the shorter of the lease term or estimated useful life of the asset. We expense repairs and maintenance costs as incurred, while capitalizing betterments and capital improvements and depreciating such costs over the remaining useful life of the related asset.

We capitalize qualifying costs of computer software that we incur during the application development stage, as well as the cost of upgrades and enhancements that result in additional functionality, and we amortize such costs using the straight-line method over a period of three years, the expected period of the benefit.

Net Income (Loss) per Share

We calculate basic net income (loss) per share using the weighted-average number of common stock shares outstanding during the period. For the calculation of diluted net income (loss) per share, we give effect to all the shares of common stock that were outstanding during the period plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Potential common shares are excluded from the computation when their effect is anti-dilutive. Dilutive potential shares of common stock consist of incremental shares of common stock issuable upon exercise of stock options and warrants.

For the years ended December 31, 2023 and 2022, there were no reconciling items related to the numerators or denominators of the net income (loss) per share calculations. Securities which may have affected the calculation of diluted earnings per share for the years ended December 31, 2023 and 2022 if their effect had been dilutive include 1,618,851 and 1,626,631 stock options outstanding, respectively, and 1,007,441 and 1,011,441 outstanding stock warrants, respectively. All of the stock options outstanding as of December 31, 2023, and 1,435,471 of the stock options outstanding as of December 31, 2022 were out-of-the-money stock options. Our obligations to issue as many as 20,260,601 common stock shares (see Note 14) may have affected the calculation of diluted earnings per share for the years ended December 31, 2023 and 2022 if their effect had been dilutive.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segments

Existing GAAP, which establishes a management approach to segment reporting, defines operating segments as components of an entity about which separate, discrete financial information is available for evaluation by the chief operating decision maker. We have identified our Chief Executive Officer as our chief operating decision maker, who reviews operating results to make decisions about allocating resources and assessing performance based upon only one operating segment.

Commitments and Contingencies

We record a liability for a loss contingency when we determine that it is probable that we have incurred such liability and we can reasonably estimate the amount.

Impairments

Long-Lived Assets Other Than Indefinite-Lived Intangible Assets

When events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, we evaluate long-lived assets for potential impairment, basing our testing method upon whether the assets are held for sale or held for use. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets held and used, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the difference between the carrying value of the asset and its fair value.

Recently Issued Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06 (“ASU 2020-06”), Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The ASU also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. With regard to our financial reporting, ASU 2020-06 will be effective January 1, 2024, and early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. We are currently evaluating what effect(s) the adoption of ASU 2020-06 may have on our consolidated financial statements, but we do not believe the impact of the ASU will be material to our financial position, results of operations and cash flows. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment’s profit or loss. The update also requires all annual disclosures about a reportable segment’s profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. For us, ASU 2023-07 will be effective on January 1, 2024 and interim periods beginning in fiscal year 2025, with early adoption permitted. The updates required by ASU 2023-07 should be applied retrospectively to all periods presented in the financial statements. We do not expect this standard to have a material impact on our results of operations, financial position or cash flows.

We have reviewed all accounting pronouncements recently issued by the FASB and the SEC. The authoritative pronouncements that we have already adopted did not have a material effect on our financial condition, results of operations, cash flows or reporting thereof, and except as otherwise noted above, we do not believe that any of the authoritative pronouncements that we have not yet adopted will have a material effect upon our financial condition, results of operations, cash flows or reporting thereof.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 3. CONCENTRATIONS OF RISK

Revenue and Accounts Receivable

The disaggregation of revenue tables in Note 4 demonstrate the concentration in our revenue from certain products and the geographic concentration of our business. We also have a concentration in the volume of business we transacted with customers, as during the year ended December 31, 2023, two of our customers represented 35% and 30%, respectively, of our revenue, while during the year ended December 31, 2022, two of our customers represented about 46%, and 20%, respectively, of our revenue. At December 31, 2023, net accounts receivable from three of our customers represented about 37%, 34%, and 12%, respectively, of total net accounts receivable, while at December 31, 2022, net accounts receivable from one of our customers represented about 36% of the total.

Deferred Cost of Revenue

See Note 7 for a discussion of a risk concentration regarding our deferred cost of revenue.

Cost of Sales and Accounts Payable

The various hardware we purchase to fulfill our contracts with customers is not especially unique in nature. Based on our analysis, we believe that should any disruption in our current supply chain occur, a sufficient number of alternative vendors is available to us, at reasonably comparable specifications and price, such that we would not experience a material negative impact on our ability to procure the hardware we need to operate our business.

NOTE 4. REVENUE

We primarily sell AI-based products and services. In the U.S., that has included our Remark AI Thermal Kits and rPads, while in China we sell various customized products based upon computer vision and other technologies.

We do not include disclosures related to remaining performance obligations because substantially all our contracts with customers have an original expected duration of one year or less or, with regard to our stand-ready obligations, the amounts involved are not material.

Disaggregation of Revenue

The following table presents a disaggregation of our revenue by category of products and services (in thousands):

	Year Ended December 31,
	2023	2022
AI-based products and services, including $0.1 million and $5.4 million, respectively, from China Business Partner (See Note 18)	$4,124	$10,964
Other	278	702
Revenue	$4,402	$11,666

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents a disaggregation of our revenue by country (in thousands):

	Year Ended December 31,
	2023	2022
China	$4,138	$11,402
United States and United Kingdom	264	264
Revenue	$4,402	$11,666

Significant Judgments

When accounting for revenue we make certain judgments, such as whether we act as a principal or as an agent in transactions or whether our contracts with customers fall within the scope of current GAAP regarding revenue, that affect the determination of the amount and timing of our revenue from contracts with customers. Based on the current facts and circumstances related to our contracts with customers, none of the judgments we make involve an elevated degree of qualitative significance or complexity such that further disclosure is warranted in terms of their potential impact on the amount and timing of our revenue.

Contract Assets and Contract Liabilities

We do not currently generate material contract assets. During the year ended December 31, 2023, our contract liability changed only as a result of routine business activity.

During the years ended December 31, 2023 and 2022, the amount of revenue we recognized that was included in the beginning balance of Contract liability was not material.

During the years ended December 31, 2023 and 2022, we did not recognize revenue from performance obligations that were satisfied in previous periods.

Certain Agreements Related to AI-Based Product Sales in China

We completed certain projects in China during the year ended December 31, 2023 worth approximately $1.4 million, but the agreement did not meet the criteria for revenue recognition on an accrual basis. We will recognize the revenue from such agreement as we receive the cash. We recognized approximately $0.1 million of such amount during the year ended December 31, 2023.

NOTE 5. TRADE ACCOUNTS RECEIVABLE

	December 31,
	2023	2022
Gross accounts receivable balance	$7,063	$7,213
Allowance for credit losses	(5,776)	(4,122)
Accounts receivable, net	$1,287	$3,091

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Generally, it is not unusual for Chinese entities to pay their vendors on longer timelines than the timelines typically observed in U.S. commerce. Trade receivables related to our China AI projects in the years ended December 31, 2023 and 2022; including $0.7 million and $1.1 million, respectively, of trade receivables from projects related to work with our China Business Partner (see Note 18 for more information regarding our China Business Partner and related accounting); represented essentially all our gross trade receivables in each such period. During the year ended December 31, 2023, when evaluating for current expected credit losses, we took into account our historical experience as well as our expectations based upon how we believe the COVID-19 pandemic has caused lingering effects on us and our customers, and as a result, we recorded approximately $1.7 million of additional reserve for bad debt. Despite the longer collection timelines normally observed with Chinese entities, we noted that the COVID-19-related lockdowns that persisted in China for most of 2022 caused further delay in our ability to collect all balances due from some of our customers in China and, as a result of our inability to assure collection of all amounts due from such customers, we recorded a reserve for credit losses during 2022 of approximately $2.8 million for all accounts receivable from China customers that were more than one year past due.

NOTE 6. INVESTMENT

In 2009, we co-founded a U.S.-based venture, Sharecare, Inc. (“Legacy Sharecare”), to build a web-based platform that simplifies the search for health and wellness information. The other co-founders of Legacy Sharecare were Dr. Mehmet Oz, HARPO Productions, Discovery Communications, Jeff Arnold and Sony Pictures Television. On July 1, 2021, Legacy Sharecare completed a business combination with Falcon Capital Acquisition Corp., a special purpose acquisition company, as a result of which the common stock of the surviving entity of such business combination (“New Sharecare”) became listed on the Nasdaq Stock Market LLC.

As of December 31, 2021, we held 9,431,920 shares of common stock of New Sharecare. We sold 3,181,920 shares of New Sharecare during the year ended December 31, 2022 for cash of $6.3 million.

On July 2, 2022, we received a Notice of Trigger Event and Mandatory Payment from our senior lenders, which required that we make a prepayment of our senior secured loans (which are described in Note 13) by delivering to each lender shares of common stock of New Sharecare in the fair market amount applicable to each such lender to prepay our senior secured loans. On July 11, 2022, we delivered our remaining 6,250,000 shares of New Sharecare, which reduced the outstanding principal amount on our senior secured loans by approximately $9.7 million, and as a result, we no longer owned any equity interests in New Sharecare subsequent to such date.

We incurred a total net loss on investment during the year ended December 31, 2022 of $26.4 million, all of which was related to the decline in value of our investment in New Sharecare.

NOTE 7. DEFERRED COST OF REVENUE

Deferred cost of revenue during the years ended December 31, 2023 and 2022 of $6.6 million and $7.5 million, respectively, represents amounts we have paid in advance to vendors providing services to us in relation to various projects in China. Specifically, the deferred cost of revenue balance at December 31, 2023, a large percentage of which was paid to a single vendor for project installations we expect will be provided to us through our China Business Partner (described in more detail in Note 18), will be utilized as the vendors install our software solutions and/or hardware at numerous sites across various regions of China for our customers and as the vendors perform other services for us pursuant to customer requirements. Because most of the projects for which we have engaged the vendors require purchases of hardware, equipment and/or supplies in advance of site visits, we made the prepayments in anticipation of several large batches of project installations. We neither made any additional advance payments to vendors in 2023 related to projects provided to us through our China Business Partner, nor were we able to complete a material amount of such projects during 2023. We were able to complete installations of other projects that reduced by $2.7 million the deferred cost of revenue balance associated with the vendor which performs the project installations provided to us through our China Business Partner, as well as for other of our clients. During the year ended December 31, 2023, we also paid an additional $2.5 million to other vendors in anticipation of projects to be completed.

Lengthy COVID-19 related lockdowns that occurred in various regions in China during 2022 were the initial cause of delays in completing projects for which we had paid in advance. A slow recovery from such lockdowns in addition to increased political tensions between the U.S. and China led to our decision to reduce staff in China, all of which has made progress in completing projects slow. Given that the delays were not a result of the vendor’s inability to either perform the services or refund the amounts we advanced, and also because we were able to complete some of the installations during 2023, we believe the balance as of December 31, 2023 will be fully recovered.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 8. PREPAID EXPENSE AND OTHER CURRENT ASSETS

The following table presents the components of prepaid expense and other current assets (in thousands):

	December 31,
	2023	2022
Other receivables	147	23
Prepaid expense	339	1,144
Deposits	128	201
Other current assets	—	6
Total	$614	$1,374

During the year ended December 31, 2023, we deemed a certain prepaid expense amount unrecoverable because the amount related to certain items a vendor had already begun to custom build for us but which we had to cancel, so we recorded an impairment of approximately $0.2 million.

NOTE 9. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands, except estimated lives):

	Estimated Life	December 31,
	(Years)	2023	2022
Vehicles	3	153	153
Computers and equipment	3	1,217	1,170
Furniture and fixtures	3	42	42
Software	3	4,082	5,160
Leasehold improvements	3	204	204
Software development in progress		—	1,199
Total property, equipment and software		$5,698	$7,928
Less accumulated depreciation		(5,509)	(6,229)
Total property, equipment and software, net		$189	$1,699

For the years ended December 31, 2023 and 2022, depreciation (and amortization of software) expense was $0.3 million and $0.2 million, respectively. Additionally, fully-depreciated assets totaling approximately $0.8 million were written off during 2023.

During the year ended December 31, 2023, we recorded an impairment of approximately $0.8 million related to a software asset for which we no longer had established cash flows to support continued recognition of such asset, and we also determined that certain costs that we had capitalized to software development in progress would no longer be recoverable and we recorded an impairment of approximately $0.2 million.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 10. LEASES

We lease office space under contracts we classify as operating leases. None of our leases are financing leases.

The following table presents the detail of our lease expense, which is reported in General and administrative expense (in thousands):

	Year Ended December 31,
	2023	2022
Operating lease expense	$394	$287
Short-term lease expense	631	1,343
Lease expense	$1,025	$1,630

We reported within operating cash flows for the years ended December 31, 2023 and 2022, $0.4 million and $0.2 million, respectively, of cash paid for amounts included in the measurement of operating lease liabilities.

As of December 31, 2023, our operating leases had a weighted-average remaining lease term of approximately 2.3 years, and we used a weighted-average discount rate of approximately 13%, which approximates our incremental borrowing rate, to measure our operating lease liabilities.

Maturity of Lease Liabilities

The following table presents information regarding the maturities of undiscounted remaining operating lease payments, with a reconciliation to the amount of the liabilities representing such payments as presented in our December 31, 2023 Consolidated Balance Sheet (in thousands):

Operating lease liabilities maturing during the next:
One year	$340
Two years	249
Three years	63
Total undiscounted cash flows	$652
Present value of cash flows	$574

Lease liabilities on balance sheet:
Short-term (included in accrued expenses)	$288
Long-term	286
Total lease liabilities	$574

Significant Judgments

When accounting for our leases, we make certain judgments, such as whether a contract contains a lease or what discount rate to use, that affect the determination of the amount of our lease assets and liabilities. Based on the current facts and circumstances related to our contracts, none of the judgments we make involve an elevated degree of qualitative significance or complexity such that further disclosure is warranted.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 11. INCOME TAX

For the years ended December 31, 2023 and 2022, we did not have a material tax provision or a tax benefit to report, as we only had a de minimis foreign income tax expense for the year ended December 31, 2021, which amount was refunded to us during the year ended December 31, 2022.

The following table presents a reconciliation between the income tax benefit computed by applying the federal statutory rate and our actual income tax expense:

	Year Ended December 31,
	2023	2022
Income tax benefit (provision) at federal statutory rate	$(6,121)	$(11,653)
Change in deferred tax asset valuation allowance	5,459	10,611
Finance cost of equity line of credit	1,612	—
Tax effects of:
Statutory differences	27	883
R&D expense	(61)	(280)
Foreign tax rates different than U.S. federal statutory rate	(90)	(123)
Other permanent items	70	(42)
Deferred adjustments	(476)	404
Other	(420)	209
Income tax benefit (provision) as reported	$—	$9

Our 2023 and 2022 effective tax rates were significantly impacted by maintaining a valuation allowance against net deferred tax assets in all jurisdictions, both domestic and foreign, as well as a permanent book-tax adjustment for the finance cost associated with the Amended ELOC Purchase Agreement (see Note 14).

The following table presents loss before income tax attributable to domestic and to foreign operations (in thousands):

	Year Ended December 31,
	2023	2022
Domestic	$(24,202)	$(49,297)
Foreign	(4,945)	(6,195)
Loss before income taxes	$(29,147)	$(55,492)

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred Tax Assets and Liabilities

We assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing DTAs in each jurisdiction. The realization of DTAs is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We considered the scheduled reversal of existing deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment, and we evaluated both positive and negative evidence in determining the need for a valuation allowance. We continue to assess the realizability of DTAs and concluded that in each jurisdiction, we have not met the “more likely than not” threshold. As of December 31, 2023, we continue to maintain a valuation allowance against its DTAs that cannot be offset by existing deferred tax liabilities. In accordance with ASC Topic 740, this assessment has taken into consideration the jurisdictions in which these DTAs reside.

The following table presents the components of our DTAs and DTLs (in thousands):

	December 31,
	2023	2022
Deferred Tax Assets
Net operating loss carryforwards	$48,666	$42,744
Amortization of intangibles	2,731	2,371
Share-based compensation expense	7,879	7,865
Depreciation of fixed assets	46	33
Section 163(j) interest limitation	3,036	4,294
Other	1,994	1,133
Gross deferred tax assets	$64,352	$58,440
Valuation allowance	(64,352)	(58,440)
Deferred tax assets, net of valuation allowance	$—	$—

Net operating losses available at December 31, 2023 to offset future taxable income in the U.S. federal, U.S. state, Hong Kong, and China jurisdictions are $194.1 million, $41.7 million, $1.7 million, and $8.3 million, respectively. The statutory income tax rates in Hong Kong and China are 8.25% and 25.00%, respectively.

The U.S. net operating losses generated prior to 2019 expire between 2026 and 2038. The US net operating losses generated in 2019 to 2023 have no expiration date and can be carried forward indefinitely. The net operating losses generated in Hong Kong and United Kingdom have no expiration date and can be carried forward indefinitely, while the net operating losses generated in China have a five-year carryforward period.

We file income tax returns in various domestic and foreign tax jurisdictions with varying statutes of limitation. We are generally not subject to examinations in the U.S. for periods prior to 2020. However, as we utilize our net operating losses prior periods can be subject to examination. In significant foreign jurisdictions, we are generally not subject to examination for periods prior to 2020.

Under the Internal Revenue Code of 1986, as amended (the “Code”), if an ownership change (as defined for income tax purposes) occurs, §382 of the Code imposes an annual limitation on the amount of a corporation’s taxable income that can be offset by net operating loss carryforwards. During our 2014 tax year, we analyzed recent acquisitions and ownership changes and determined that certain of such transactions qualified as an ownership change under §382. As a result, we will likely not be able to use a portion of our net operating loss carryforwards.

For the years ended December 31, 2023 and 2022, we have no unrecognized tax benefits, and we have not taken any tax positions which we expect might significantly change unrecognized tax benefits during the 12 months following December 31, 2023.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 12. ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

The following table presents the components of Accrued expense and other current liabilities (in thousands):

	December 31,
	2023	2022
Accrued compensation and benefit-related expense	$3,221	$1,448
Accrued delinquent payroll taxes	495	—
Accrued interest	1,570	769
Other accrued expense	3,577	2,393
Other payables	2,138	2,234
Operating lease liability - current	288	138
China Cash Bonuses	11	32
Other current liabilities	621	208
Total	$11,921	$7,222

NOTE 13. NOTES PAYABLE (PAST DUE)

The following table presents our notes payable (in thousands) as of:

	December 31,
	2023	2022
Principal balance of New Mudrick Notes (September 30, 2023) and Original Mudrick Loans (December 31, 2022)	$16,307	$14,418
Other notes payable	156	189
Notes payable	$16,463	$14,607

On December 3, 2021, we entered into senior secured loan agreements (the “Original Mudrick Loan Agreements”) with certain of our subsidiaries as guarantors (the “Guarantors”) and certain institutional lenders affiliated with Mudrick Capital Management, LP (collectively, “Mudrick”), pursuant to which Mudrick extended credit to us consisting of term loans in the aggregate principal amount of $30.0 million (the “Original Mudrick Loans”). The Original Mudrick Loans bore interest at 16.5% per annum until the original maturity date of July 31, 2022 and, following an amendment we entered into with Mudrick in August 2022, bore interest at 18.5% per annum. The amendment also extended the maturity date of the Original Mudrick Loans from July 31, 2022 to October 31, 2022. However, we did not make the required repayment of the Original Mudrick Loans by October 31, 2022, which constituted an event of default under the Original Mudrick Loans and triggered an increase in the interest rate under the Original Mudrick Loans to 20.5%.

In connection with our entry into the Original Mudrick Loan Agreements, we paid to Mudrick an upfront fee equal to 5.0% of the amount of the Original Mudrick Loans, which amount was netted against the drawdown of the Original Mudrick Loans. We recorded the upfront fee as a debt discount of $1.5 million, and recorded debt issuance cost totaling $1.1 million. We amortized the discount on the Original Mudrick Loans and the debt issuance cost over the life of the Original Mudrick Loans and, during the year ended December 31, 2022, we amortized $2.2 million of such discount and debt issuance cost. In consideration for the amendment we entered into with Mudrick in August 2022, we paid Mudrick an amendment and extension payment in the amount of 2.0% of the then unpaid principal balance of the Original Mudrick Loans, or approximately $0.3 million, by adding such amount to the principal balance of the Original Mudrick Loans.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the year ended December 31, 2022, we repaid $6.2 million of the principal amount of the Original Mudrick Loans in cash and delivered all of our shares in Sharecare, Inc. to Mudrick on July 11, 2022, in partial settlement of the Original Mudrick Loans, resulting in a further repayment of approximately $9.7 million of the principal amount of the Original Mudrick Loans. As of December 31, 2022, the outstanding balance of the Original Mudrick Loans was $14.4 million, and approximately $0.8 million of accrued interest was included in Accrued expense and other current liabilities. During the year ended December 31, 2023, prior to the New Mudrick Loan Agreement (defined below) canceling the Original Mudrick Loans, we accrued approximately $0.6 million additional interest expense on the Original Mudrick Loans.

On March 14, 2023, we entered into a Note Purchase Agreement (the “New Mudrick Loan Agreement”) with Mudrick, pursuant to which all of the Original Mudrick Loans were cancelled in exchange for new notes payable to Mudrick (the “New Mudrick Notes”) in the aggregate principal amount of approximately $16.3 million. The principal balance of the New Mudrick Notes included the $14.4 million outstanding balance of the Original Mudrick Loans, plus $1.1 million of accrued interest on the Original Mudrick Loans, plus a fee of approximately $0.8 million payable to Mudrick as consideration for cancelling the Original Mudrick Loans and converting all amounts outstanding thereunder into the New Mudrick Notes. We recorded the $0.8 million as interest expense during the three months ended March 31, 2023.

The New Mudrick Notes bear interest at a rate of 20.5% per annum, which is payable on the last business day of each month commencing on May 31, 2023. The interest rate will increase by 2% and the principal amount outstanding under the New Mudrick Notes and any unpaid interest thereon may become immediately due and payable upon the occurrence of any event of default under the New Mudrick Loan Agreement. All amounts outstanding under the New Mudrick Notes, including all accrued and unpaid interest, became due and payable in full on October 31, 2023. We incurred approximately $4.3 million of interest during the year ended December 31, 2023, related to our obligations to Mudrick. At December 31, 2023, accrued interest related to the New Mudrick Notes was approximately $1.6 million.

To secure the payment and performance of the obligations under the Original Mudrick Loan Agreements and the New Mudrick Loan Agreement, we, together with certain of our subsidiaries (the “Guarantors”), have granted to TMI Trust Company, as the collateral agent for the benefit of Mudrick, a first priority lien on, and security interest in, all assets of Remark and the Guarantors, subject to certain customary exceptions.

We did not make required repayments of the outstanding loans under the New Mudrick Loan Agreement that were due beginning on June 30, 2023, which constitute events of default for which we have not received a waiver as of the date of this Form 10-K. While we are actively engaged in discussions with Mudrick regarding a resolution of the events of default and have made progress in such discussions, we cannot provide any assurance that we will be successful in obtaining a waiver or that Mudrick will continue to forebear from taking any enforcement actions against us.

Other Notes Payable

The Other notes payable in the table above represent individually immaterial notes payable issued for the purchase of operating assets. Such notes payable bear interest at a weighted-average interest rate of approximately 6.2% and have a weighted-average remaining term of approximately 4.2 years.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 14. OBLIGATIONS TO ISSUE COMMON STOCK

Convertible Debentures

On October 6, 2022, we entered into a debenture purchase agreement (the “2022 Debenture Purchase Agreement”) with Ionic Ventures LLC (“Ionic”) and a purchase agreement (the “Original ELOC Purchase Agreement”) with Ionic. Pursuant to the 2022 Debenture Purchase Agreement, we issued a convertible subordinated debenture in the original principal amount of approximately $2.8 million (the “2022 Debenture”) to Ionic for a purchase price of $2.5 million. The 2022 Debenture automatically converted into shares of our common stock (the “2022 Debenture Settlement Shares”) on November 17, 2022 upon the effectiveness of a registration statement we filed pursuant to a registration rights agreement we entered into with Ionic. Upon issuance of the 2022 Debenture, we initially estimated the obligation to issue common stock at approximately $3.6 million. As of December 31, 2022, we estimated such obligation to have a fair value of $1.9 million, representing an additional 1,720,349 shares to be issued pursuant to the 2022 Debenture. When the measurement period for determining the conversion price of the 2022 Debenture was completed, we determined that the final number of 2022 Debenture Settlement Shares would be 3,129,668 (inclusive of 898,854 shares that were issued during 2022), resulting in the issuance of an additional 2,230,814 shares during 2023 with a fair value of $3.1 million.

On March 14, 2023, we entered into a new debenture purchase agreement (the “2023 Debenture Purchase Agreement”) with Ionic pursuant to which we authorized the issuance and sale of two convertible subordinated debentures in the aggregate principal amount of approximately $2.8 million for an aggregate purchase price of $2.5 million. The first debenture is in the original principal amount of approximately $1.7 million for a purchase price of $1.5 million (the “First 2023 Debenture”), which was issued on March 14, 2023, and the second debenture is in the original principal amount of approximately $1.1 million for a purchase price of $1.0 million (the “Second 2023 Debenture” and collectively with the First Debenture, the “2023 Debentures”), which was issued on April 12, 2023. Upon issuance of the First 2023 Debenture and the Second 2023 Debenture, we initially estimated the obligations to issue common stock at an aggregate of approximately $4.1 million, or equivalent estimated issuable shares of 3,669,228. During 2023, we issued 657,000 shares with a fair value of $(0.4) million in partial settlement of the 2023 Debentures. As of December 31, 2023, we estimated that an aggregate total of 9,383,966 shares remained to be issued upon conversion in full of the 2023 Debentures, representing obligations with an aggregate fair value of $4.6 million.

The 2023 Debentures accrue interest at a rate of 10% per annum, of which two years of interest is guaranteed and deemed earned in full on the first day following the issuance date. The interest rate on the 2023 Debentures increases to a rate of 15% per annum if the 2023 Debentures are not fully paid, converted or redeemed by the second anniversary of each debenture (each, a “Maturity Date”) or upon the occurrence of certain trigger events, including, but not limited to, the suspension from trading or the delisting of our common stock from Nasdaq for three consecutive trading days. If the 2023 Debentures are not fully paid or converted by their respective Maturity Dates, the original aggregate principal amount of the 2023 Debentures will be deemed to have been approximately $3.3 million from their issuance dates.

The 2023 Debentures automatically convert into shares of common stock at the earlier of (i) the effectiveness of the initial registration statement registering the resale of certain Registrable Securities as such term is defined in the Registration Rights Agreement (as defined below) including, without limitation, the shares issuable upon conversion of the 2023 Debentures (the “Conversion Shares”) (such registration statement, the “Resale Registration Statement”), and (ii) 181 days after the issuance date of each 2023 Debenture. The number of shares of common stock issuable upon conversion of each 2023 Debenture shall be determined by dividing the outstanding balance under each 2023 Debenture (including all accrued and unpaid interest and accrued and unpaid late charges, if any) by a conversion price that is the lower of (x) 80% (or 70% if our common stock is not then trading on Nasdaq) of the average of the two lowest VWAPs over a specified measurement period following the conversion date (the “Variable Conversion Price”), and (y) $1.40 (the “Fixed Conversion Price”), subject to full ratchet anti-dilution protection in the event we issue certain equity securities at a price below the then Fixed Conversion Price. The 2023 Debentures are unsecured and expressly junior to any of our existing or future debt obligations. Notwithstanding anything to the contrary, under no circumstances shall the Variable Conversion Price be less than the floor price of $0.20 as specified in the 2023 Debentures. Additionally, in the event of a bankruptcy, we are required to redeem the 2023 Debentures in cash in an amount equal to the then outstanding balance of the 2023 Debentures multiplied by 120%. The 2023 Debentures further provide that we will not effect the conversion of any portion of the 2023 Debentures, and the holder thereof will not have the right to a conversion of any portion of the 2023 Debentures, to the extent that after giving effect to such conversion, the holder together with its affiliates would beneficially own more than 4.99% of the outstanding shares of our common stock immediately after giving effect to such conversion. Furthermore, we may not issue shares of common stock underlying the 2023 Debentures if such issuance would require us to obtain stockholder approval under the Nasdaq rules or until such stockholder approval has been obtained.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Concurrently with entering into the 2023 Debenture Purchase Agreement, we also entered into a registration rights agreement with Ionic (the “2023 Registration Rights Agreement”), pursuant to which we agreed to file with the SEC one or more registration statements, as necessary, and to the extent permissible and subject to certain exceptions, to register under the Securities Act of 1933, as amended, the resale of the shares of our common stock issuable upon conversion of the 2023 Debentures and the shares of common stock that may be issued to Ionic if we fail to comply with our obligations in the 2023 Registration Rights Agreement. Because we did not meet the filing and effectiveness deadlines specified in the 2023 Registration Rights Agreement, we issued 300,000 shares of our common stock shares, with a fair value of $(0.3) million, to Ionic in July 2023.

Equity Line of Credit

The Original ELOC Purchase Agreement, as amended by those certain letter agreements by and between Remark and Ionic, dated as of January 5, 2023; July 12, 2023; August 10, 2023; and September 15, 2023 (as amended, the “Amended ELOC Purchase Agreement”), provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Ionic to purchase as much as an aggregate of $50.0 million of shares of our common stock over the 36-month term of the Amended ELOC Purchase Agreement. Under the Amended ELOC Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of a resale registration statement filed with the SEC registering such shares and that the 2022 Debenture shall have been fully converted into shares of common stock or shall otherwise have been fully redeemed and settled in all respects in accordance with the terms of the 2022 Debenture, we have the right to present Ionic with a purchase notice (each, a “Purchase Notice”) directing Ionic to purchase any amount as much as $3.0 million of our common stock per trading day, at a per share price equal to 80% (or 70% if our common stock is not then trading on Nasdaq) of the average of the two lowest volume-weighted average prices (“VWAPs”) over a specified measurement period. With each purchase under the Amended ELOC Purchase Agreement, we are required to deliver to Ionic an additional number of shares equal to 2.5% of the number of shares of common stock deliverable upon such purchase. The number of shares that we can issue to Ionic from time to time under the Amended ELOC Purchase Agreement shall be subject to the condition that we will not sell shares to Ionic to the extent that Ionic, together with its affiliates, would beneficially own more than 4.99% of the outstanding shares of our common stock immediately after giving effect to such sale (the “Beneficial Ownership Limitation”).

In addition, Ionic will not be required to buy any shares of our common stock pursuant to a Purchase Notice on any trading day on which the closing trade price of our common stock is below $0.20 (as amended by the Letter Agreement, as defined below). We will control the timing and amount of sales of our common stock to Ionic. Ionic has no right to require any sales by us, and is obligated to make purchases from us as directed solely by us in accordance with the Amended ELOC Purchase Agreement. The Amended ELOC Purchase Agreement provides that we will not be required or permitted to issue, and Ionic will not be required to purchase, any shares under the Amended ELOC Purchase Agreement if such issuance would violate Nasdaq rules, and we may, in our sole discretion, determine whether to obtain stockholder approval to issue shares in excess of 19.99% of our outstanding shares of common stock if such issuance would require stockholder approval under Nasdaq rules. Ionic has agreed that neither it nor any of its agents, representatives and affiliates will engage in any direct or indirect short-selling or hedging our common stock during any time prior to the termination of the Amended ELOC Purchase Agreement.

The Amended ELOC Purchase Agreement may be terminated by us at any time after commencement, at our discretion; provided, however, that if we sold less than $25.0 million to Ionic (other than as a result of our inability to sell shares to Ionic as a result of the Beneficial Ownership Limitation, our failure to have sufficient shares authorized or our failure to obtain stockholder approval to issue more than 19.99% of our outstanding shares), we will pay to Ionic a termination fee of $0.5 million, which is payable, at our option, in cash or in shares of common stock at a price equal to the closing price on the day immediately preceding the date of receipt of the termination notice. Further, the Amended ELOC Purchase Agreement will automatically terminate on the date that we sell, and Ionic purchases, the full $50.0 million amount under the agreement or, if the full amount has not been purchased, on the expiration of the 36-month term of the Amended ELOC Purchase Agreement. (See Note 19 for additional detail regarding certain amendments to the Amended ELOC Purchase Agreement.)

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On January 5, 2023, we and Ionic entered into a letter agreement (the “Letter Agreement”) which amended the Original ELOC Purchase Agreement. Under the Letter Agreement, the parties agreed, among other things, to (i) amend the floor price below which Ionic will not be required to buy any shares of our common stock under the Amended ELOC Purchase Agreement from $0.25 to $0.20, determined on a post-reverse split basis, (ii) amend the per share purchase price for purchases under the Amended ELOC Purchase Agreement to 90% of the average of the two lowest daily VWAPs over a specified measurement period, which will commence at the conclusion of the applicable measurement period related to the 2022 Debenture and (iii) waive certain requirements in the Amended ELOC Purchase Agreement to allow for a one-time $0.5 million purchase under the Amended ELOC Purchase Agreement.

As partial consideration for the waiver to allow for the $0.5 million purchase by Ionic, we agreed to issue to Ionic that number of shares (the “Letter Agreement Shares”) equal to the difference between (x) the variable conversion price in the 2022 Debenture, and (y) the calculation achieved as a result of the following formula: 80% (or 70% if our common stock is not then trading on Nasdaq) of the lowest VWAP starting on the trading day immediately following the receipt of pre-settlement conversion shares following the date on which the 2022 Debenture automatically converts or other relevant date of determination and ending the later of (a) 10 consecutive trading days after (and not including) the Automatic Conversion Date (as defined in the Amended ELOC Purchase Agreement) or such other relevant date of determination and (b) the trading day immediately after shares of our common stock in the aggregate amount of at least $13.9 million shall have traded on Nasdaq. As of March 31, 2023, we estimated the obligation to issue the Letter Agreement Shares at approximately $0.2 million. As of June 30, 2023, we had issued all of the 200,715 Letter Agreement Shares at a fair value of $(0.2) million.

On September 15, 2023, we and Ionic entered into a letter agreement (the “September 2023 Letter Agreement”) which amends the Amended ELOC Purchase Agreement. Under the September 2023 Letter Agreement, which repeated changes made in earlier letter agreements between Remark and Ionic dated July 12, 2023 and August 10, 2023, the parties agreed, among other things, to (i) allow Remark to deliver one or more irrevocable written notices (“Exemption Purchase Notices”) to Ionic in a total aggregate amount not to exceed $20.0 million, which total aggregate amount shall be reduced by the aggregate amount of previous Exemption Purchase Notices, (ii) amend the per share purchase price for purchases under an Exemption Purchase Notice to 80% of the average of the two lowest daily volume-weighted average prices (“VWAPs”) over a specified measurement period, (iii) amend the definition of the specified measurement period to stipulate that, for purposes of calculating the final purchase price, such measurement period begins the trading day after Ionic pays Remark the amount requested in the purchase notice, while the calculation of the dollar volume of Remark common stock traded on the principal market to determine the length of the measurement period shall begin on the trading day after the previous measurement period ends, iv) that any additional Exemption Purchase Notices that are not in accordance with the terms and provisions of the Purchase Agreement shall be subject to Ionic’s approval, v) to amend section 11(c) of the Amended ELOC Purchase Agreement to increase the Additional Commitment Fee from $0.5 million to $3.0 million and vi) that by September 29, 2023, the parties will amend the Debenture Transaction Documents to include a so-called Most Favored Nation provision that will provide Ionic with necessary protection against any future financing, settlement, exchange or other transaction whether with an existing or new lender, investor or counterparty, and that, if such amendment is not made by September 29, 2023, the Additional Commitment Fee shall be further increased to approximately $3.8 million.

During the year ended December 31, 2023, Ionic advanced to us an aggregate of $8.1 million (the “ELOC Advances”) pursuant to the Amended ELOC Purchase Agreement. Upon issuance of the ELOC Advances, we initially estimated the obligations to issue common stock at approximately $12.1 million, or equivalent estimated issuable shares of 14,523,432. In partial settlement of our obligation to issue common stock under the ELOC Advances, we issued 7,110,762 shares of our common stock during the year ended December 31, 2023 at aggregate fair value of approximately $6.1 million. As of December 31, 2023, we estimated that an additional 10,876,635 shares would be issued in settlement of our obligation to issue common stock under the ELOC Advances, representing an obligation with an aggregate fair value of $5.4 million.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accounting for the Debentures and the ELOC

Using the guidance in ASC Topic 480, Distinguishing Liabilities from Equity, we evaluated the 2022 Debenture Purchase Agreement and its associated 2022 Debenture, the 2023 Debenture Purchase Agreement and its associated 2023 Debentures, and the Amended ELOC Purchase Agreement and its associated Letter Agreement and ELOC Advances, and determined that all represented obligations that must or may be settled with a variable number of shares, the monetary value of which was based solely or predominantly on a fixed monetary amount known at inception. Using a Level 3 input, we estimated the number of shares of our common stock that we would have to issue for each obligation and multiplied the estimated number of shares by the closing market price of our common stock on the measurement date to determine the fair value of the obligation. We then recorded the amount of the initial obligation in excess of the purchase price as finance cost. We remeasure each obligation at every balance sheet date until all shares representing the obligation have been issued, with the change in the amount of the obligation being recorded as finance cost.

The following table shows the changes in our obligations to issue common stock (dollars in thousands):

	2022 Debenture	2023 Debentures	Filing & Effectiveness Default	Letter Agreement	ELOC Advances	Total
Obligations to Issue Common Stock
Balance at December 31, 2022	$1,892	$—	$—	$—	$—	$1,892
Establishment of new obligation to issue shares	—	4,109	332	249	12,140	16,830
Issuance of Shares	(3,138)	(368)	(294)	(227)	(6,106)	(10,133)
Change in measurement of liability	1,246	906	(38)	(22)	(648)	1,444
Balance at December 31, 2023	$—	$4,647	$—	$—	$5,386	$10,033

Estimated Number of Shares Issuable
Balance at December 31, 2022	1,720,349	—	—	—	—	1,720,349
Establishment of new obligation to issue shares	—	3,669,228	300,000	200,715	14,523,432	18,693,375
Issuance of Shares	(2,230,814)	(657,000)	(300,000)	(200,715)	(7,110,762)	(10,499,291)
Change in estimated number of shares issuable	510,465	6,371,738	—	—	3,463,965	10,346,168
Balance at December 31, 2023	—	9,383,966	—	—	10,876,635	20,260,601

The following table shows the composition of finance cost during the year ended December 31, 2023 associated with our obligations to issue common stock (dollars in thousands):

	2022 Debenture	2023 Debentures	Filing & Effectiveness Default	Letter Agreement	ELOC Advances	Total
Initial obligation in excess of purchase price	$—	$1,609	$332	$249	$4,038	$6,228
Change in measurement of liability	1,246	906	(38)	(22)	(648)	1,444
Total	$1,246	$2,515	$294	$227	$3,390	$7,672

Finance cost during the year ended December 31, 2022 was approximately $1.4 million, which was related to the 2022 Debenture.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 15. COMMITMENTS AND CONTINGENCIES

At December 31, 2023, we had no material commitments outside the normal course of business.

Contingencies

As of December 31, 2023, we were neither a defendant in any material pending legal proceeding nor are we aware of any material threatened claims against us and, therefore, we have not accrued any contingent liabilities.

Registration Rights Agreement

On September 27, 2021, we entered into a securities purchase agreement (the “Armistice Purchase Agreement”) with Armistice Capital Master Fund Ltd. (“Armistice Capital”) pursuant to which we issued shares of our common stock together with warrants to purchase our common stock, subject to certain customary anti-dilution adjustments (the “Armistice Warrants”).

In connection with our entry into the Armistice Purchase Agreement, we also entered into a registration rights agreement with Armistice Capital, pursuant to which we were obligated to file one or more registration statements, as necessary, to register under the Securities Act of 1933, as amended, the resale of the shares we issued to Armistice Capital and the shares underlying the Armistice Warrants (collectively, the “Armistice Registrable Securities”) and to obtain effectiveness of such registration statement no later than 90 days following September 27, 2021. The registration rights agreement provided that if we failed to satisfy our obligation to timely obtain effectiveness, we would incur a penalty of as much as $0.1 million The registration statement to register the resale of the Armistice Registrable Securities was declared effective on October 31, 2022. We had accrued the maximum penalty and, as of December 31, 2023, paid $0.2 million of this amount, resulting in an unpaid amount of $0.8 million included in other accrued expense at December 31, 2023.

NOTE 16. STOCKHOLDERS’ DEFICIT

Equity Issuances

During the year ended December 31, 2023, we issued a total of 10,499,291 shares to Ionic in full or partial settlement of ELOC Advances and convertible debentures pursuant to transactions with Ionic (see Note 14).

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Warrants

The following table summarizes information related to our equity-classified stock warrant issuances as of and for the dates and periods noted:

	Shares	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	1,011,441	$40.10
Granted	—	—
Exercised	—	—
Forfeited, cancelled or expired	—
Outstanding at December 31, 2022	1,011,441	$40.10	3.7	$—
Granted	—	—
Exercised	—	—
Forfeited, cancelled or expired	(4,000)	100.00
Outstanding at December 31, 2023	1,007,441	$39.90	2.7	$—

Share-Based Compensation

On September 2, 2022, we issued 125,000 shares of our common stock with a fair value of $0.5 million to a vendor in exchange for services performed.

We are authorized to issue equity-based awards under our 2014 Incentive Plan, our 2017 Incentive Plan and our 2022 Incentive Plan, each of which our stockholders have approved. We also award cash bonuses (“China Cash Bonuses”) to our employees in China, which grants are not subject to a formal incentive plan and which can only be settled in cash. We grant such awards to attract, retain and motivate eligible officers, directors, employees and consultants. Under each of the plans, we have granted shares of restricted stock and options to purchase common stock to our officers and employees with exercise prices equal to or greater than the fair value of the underlying shares on the grant date.

Stock options and China Cash Bonuses generally expire 10 years from the grant date. All forms of equity awards and China Cash Bonuses vest upon the passage of time, the attainment of performance criteria, or both. When participants exercise stock options, we issue any shares of our common stock resulting from such exercise from new authorized and unallocated shares available at the time of exercise.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

We estimate the fair value of our stock option awards and China Cash Bonuses using the BSM Model. During the year ended December 31, 2022, we applied the following weighted-average inputs, which we classify in Level 3 of the fair value hierarchy, to the BSM Model for our stock option awards:

Year Ended December 31,
2022
Expected term in years	6.0
Expected volatility	101.27%
Expected dividends	—%
Risk-free interest rate	3.56%

We did not issue stock options or China Cash Bonuses during the year ended December 31, 2023.

We estimated the expected term based upon historical data. The risk-free interest rate is based on the U.S. Treasury yield curve appropriate for the expected term on the date of grant, and we estimate the expected volatility primarily using the historical volatility of our common stock. Actual compensation, if any, ultimately realized may differ significantly from the amount estimated using an option-pricing model.

The following table summarizes activity under our equity incentive plans related to equity-classified stock option grants as of and for the dates and periods noted:

	Shares	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	1,483,902	$33.00
Granted	152,731	2.66
Exercised	—	—
Forfeited, cancelled or expired	(10,002)	14.11
Outstanding at December 31, 2022	1,626,631	$30.31	5.5	$1
Granted	—	—
Exercised	—	—
Forfeited, cancelled or expired	(7,780)	29.67
Outstanding at December 31, 2023	1,618,851	$30.31	4.5	$1

Exercisable at December 31, 2022	1,549,681	31.41	5.3	$1
Exercisable at December 31, 2023	1,598,754	30.67	4.4	$—

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the status of non-vested stock options as of and for the dates and periods noted:

	Shares	Weighted- Average Grant-Date Fair Value
Non-vested at December 31, 2021	206,250	$2,063
Vested	(160,100)	1,852
Forfeited, cancelled or expired	(6,200)	72
Non-vested at December 31, 2022	76,950	529
Granted	—	—
Vested	(56,853)	490
Forfeited, cancelled or expired	—	—
Non-vested at December 31, 2023	20,097	$31

No stock options were exercised during the years ended December 31, 2023 and 2022.

The following table summarizes activity related to our liability-classified China Cash Bonuses as of and for the dates and periods noted:

	Shares	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	103,600	$39.70
Granted	—	—
Forfeited, cancelled or expired	(32,150)	47.99
Outstanding at December 31, 2022	71,450	$35.99	6.1	$—
Forfeited, cancelled or expired	(14,700)
Outstanding at December 31, 2023	56,750	$30.86	5.1	$—

Exercisable at December 31, 2022	68,450	36.97	6.1	$—
Exercisable at December 31, 2023	56,750	30.86	5.1	$—

The following table presents the change in the liability associated with our China Cash Bonuses included in Accrued expense and other current liabilities (in thousands):

	Year Ended December 31,
	2023	2022
Balance at beginning of period	$32	$439
Share-based compensation expense related to China Cash Bonuses	(21)	(407)
Balance at end of period	$11	$32

On July 27, 2020, the compensation committee of our Board of Directors approved grants to employees, directors and other service providers, excluding our CEO, of options to purchase approximately 5.4 million shares of our common stock. The option agreements governing the grants contain a stipulation that, regardless of vesting, such options do not become exercisable unless and until stockholders approve an amendment to our Amended and Restated Certificate of Incorporation to increase in the number of authorized shares of our common stock in an amount sufficient to allow for the exercise of the options and we have filed a corresponding Certificate of Amendment to our Amended and Restated Certificate of Incorporation reflecting such increase in the number of authorized shares of our common stock.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On July 8, 2021, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock to 175,000,000, and we filed a Certificate of Amendment to our Amended and Restated Certificate of Incorporation (the “Charter Amendment”) with the Secretary of State of the State of Delaware on July 9, 2021 to reflect this amendment, which became effective immediately upon filing.

As a result of the increase in the number of authorized shares of our common stock, we determined that July 8, 2021 was the grant date for accounting purposes of the stock options we originally issued on July 27, 2020. The grant date fair value of the options granted on July 27, 2020 was approximately $6.3 million. To estimate the fair value of the options with an accounting grant date of July 8, 2021, we used the Black-Scholes-Merton option pricing model with an expected volatility of 85%, a risk-free interest rate of 0.34%, and expected term of six years and no expected dividends.

The following table presents a breakdown of share-based compensation cost included in operating expense (in thousands):

	Year Ended December 31,
	2023	2022
Stock options	$178	$2,104
China Cash Bonuses	(21)	(407)
Total	$157	$1,697

We record share-based compensation expense in the books of the subsidiary that incurs the expense, while for equity-classified stock options we record the change in additional paid-in capital on the corporate entity because the corporate entity’s equity underlies such stock options.

The following table presents information regarding unrecognized share-based compensation cost associated with stock options and China Cash Bonuses:

December 31, 2023
Unrecognized share-based compensation cost for non-vested awards (in thousands):
Stock options	21
China Cash Bonuses	—
Weighted-average years over which unrecognized share-based compensation expense will be recognized:
Stock options	0.8
China Cash Bonuses	0

NOTE 17. RELATED PARTY TRANSACTIONS

As of December 31, 2023 and 2022, we owed approximately $1.2 million and $1.2 million, respectively, to members of management representing various operating expense payments made on our behalf. The amounts due are unsecured and non-interest-bearing, with no formal terms of repayment.

REMARK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 18. CHINA BUSINESS PARTNER

We interact with an unrelated entity (the “China Business Partner”) in more than one capacity. First, since 2020, we have been working with the China Business Partner to earn revenue by obtaining business from some of the largest companies in China. Secondly, our artificial intelligence business in the U.S. purchased substantially all of its inventory from a subsidiary of the China Business Partner which manufactures certain equipment to our specifications; though, during the year ended December 31, 2023, we did not make any such purchases. In addition, a member of our senior leadership team maintains a role in the senior management structure of the China Business Partner.

Also, for the years ended December 31, 2023 and 2022, we recognized approximately $0.1 million and $5.4 million of revenue from the relationship with the China Business Partner. At December 31, 2023 and 2022, in addition to the outstanding accounts receivable balances from the China Business Partner described in Note 5, we had outstanding accounts payable to the China Business Partner of $0.7 million and $0.8 million, respectively.

NOTE 19. SUBSEQUENT EVENTS

Trading of Our Common Stock

On February 14, 2024, trading of our common stock on The Nasdaq Stock Market LLC (“Nasdaq”) was suspended and Nasdaq notified us that it would file a Form 25-NSE with the SEC to formally delist our common stock. Concurrent with the suspension of trading of our stock on Nasdaq, our stock began trading on the OTC Pink Market and then, beginning on March 8, 2024, our stock began trading on the OTCQX market. On April 9, 2024, Nasdaq filed a Form 25-NSE as official notification that our common stock had been delisted.

Ionic Transactions

On January 9, 2024, we and Ionic entered into an amendment (the “First Amendment”) to the Amended ELOC Purchase Agreement.

Under the First Amendment, the parties agreed, among other things, (i) to clarify that the Floor Price per the agreement is $0.25, (ii) to amend the per share purchase price for purchases under a Regular Purchase Notice to 80% of the average of the two lowest daily volume-weighted average prices (“VWAPs”) over a specified measurement period, (iii) to increase the frequency at which we can submit purchase notices, within limits, and (iv) to amend section 11(c) of the ELOC Purchase Agreement to increase the Additional Commitment Fee from $500,000 to approximately $3.8 million.

On February 14, 2024, we and Ionic entered into a letter agreement (the “January 2024 Letter Agreement”) which amends the Amended ELOC Purchase Agreement.

Under the January 2024 Letter Agreement, the parties agreed, among other things, (i) to redefine the definition of Principal Market to include markets in addition to the Nasdaq Capital Market and the OTC Bulletin Board, (ii) that Ionic will forbear from enforcing any noncompliance with the covenants in the Amended ELOC Purchase Agreement as a result of Remark’s delisting from Nasdaq and any related suspension of trading on Nasdaq, and (iii) to clarify that we can still issue Regular Purchase Notices despite the delisting from Nasdaq and any related suspension of trading on Nasdaq so long as the Principal Market is either the OTCQX, OTCQB, or OTCBB and each Regular Purchase does not exceed $500,000.

During the first quarter of 2024, Ionic advanced to us a total of $4.0 million pursuant to the Amended ELOC Purchase Agreement. From January 8, 2024 through April 9, 2024, we issued a total of 20,520,846 shares of our common stock to Ionic in full settlement of the 2023 Convertible Debentures and in partial settlement of ELOC Advances.

EXHIBIT INDEX

		Incorporated Herein By Reference To
Exhibit Number	Description	Document	Filed On	Exhibit Number
2.1	Amended and Restated Certificate of Incorporation	8-K	12/30/2014	3.1
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	8-K	01/12/2016	3.1
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	8-K	06/08/2016	3.1
2.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	8-K	04/11/2017	3.1
2.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	8-K	07/09/2021	3.1
2.6	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	8-K	12/21/2022	3.1
2.7	Certificate of Designations of Series A Redeemable Voting Preferred Stock	8-K	10/31/2024	3.1
2.8	Certificate of Designations of Series B 15% Cumulative Redeemable Perpetual Preferred Stock	8-K	10/31/2024	3.2
2.9	Amended and Restated Bylaws	8-K	02/13/2015	3.1
2.10	Amendment to Amended and Restated Bylaws	8-K	01/30/2024	3.1
2.11	Amendment to Amended and Restated Bylaws	8-K	10/31/2024	3.3
3.1	Specimen certificate of common stock of Remark Media, Inc. (n/k/a Remark Holdings, Inc.)	10-K	03/23/2012	4.1
3.2	CBG Settlement Warrant	8-K	09/07/2021	4.1
3.3	Investor Warrant	8-K	09/30/2021	4.1
3.4	Form of Financial Advisor Warrant	8-K	09/30/2021	4.2
3.5	Description of Registrant’s Securities	10-K	03/31/2021	4.4
3.6	Amended and Restated Subordinated Convertible Debenture, dated as of November 7, 2022	S-1	11/15/2022	4.8
3.7	Form of Subordinated Convertible Debenture	8-K	03/16/2023	4.1
3.8	Form of Secured Convertible Debentures	8-K	08/07/2024	4.1
4.1	Form of Subscription Agreement	1-A/A	10/28/2024	4.1
5.1	Voting Agreement dated October 31, 2024 by and between Remark Holdings, Inc. and Kai-Shing Tao	8-K	10/31/2024	10.2
6.1	2010 Equity Incentive Plan	8-K	06/21/2010	10.34
6.2	2014 Incentive Plan, as amended January 11, 2016	8-K	01/12/2016	10.1
6.3	2017 Incentive Plan	8-K	01/24/2018	10.1
6.4	2022 Incentive Plan	DEF 14A	04/29/2022	N/A

		Incorporated Herein By Reference To
Exhibit Number	Description	Document	Filed On	Exhibit Number
6.5	Securities Purchase Agreement dated September 27, 2021, between Remark Holdings, Inc. and the purchasers signatory thereto.	8-K	09/30/2021	10.1
6.6	Registration Rights Agreement dated September 27, 2021, between Remark Holdings, Inc. and the purchase signatory thereto.	8-K	09/30/2021	10.2
6.7	Financial Advisor Agreement dated September 27, 2021, between Remark Holdings, Inc. and A.G.P./Alliance Global Partners.	8-K	09/30/2021	10.3
6.8	Form of Senior Secured Loan Agreement dated December 3, 2021.	8-K	12/07/2021	10.1
6.9	First Amendment to Senior Secured Loan Agreement dated August 3, 2022.	8-K	08/08/2022	10.1
6.10	Debenture Purchase Agreement, dated as of October 6, 2022, between Remark Holdings, Inc. and Ionic Ventures, LLC.	8-K	10/11/2022	10.1
6.11	Purchase Agreement, dated as of October 6, 2022, between Remark Holdings, Inc. and Ionic Ventures, LLC.	8-K	10/11/2022	10.2
6.12	Registration Rights Agreement, dated as of October 6, 2022, between Remark Holdings, Inc. and Ionic Ventures, LLC.	8-K	10/11/2022	10.3
6.13	Provisional Waiver and Consent Agreement, dated as of October 6, 2022, among Remark Holdings, Inc., certain of its subsidiaries party thereto, and Mudrick Capital Management, LP.	8-K	10/11/2022	10.4
6.14	Subordination and Intercreditor Agreement, dated as of October 6, 2022, among Ionic Ventures, LLC, Mudrick Capital Management, LP and Remark Holdings, Inc.	8-K	10/11/2022	10.5

		Incorporated Herein By Reference To
Exhibit Number	Description	Document	Filed On	Exhibit Number
6.15	Amendment No. 1 to Debenture Purchase Agreement, dated as of November 7, 2022, between Remark Holdings, Inc. and Ionic Ventures, LLC.	S-1	11/15/2022	10.20
6.16	Letter Agreement, dated as of January 5, 2023, by and between Remarking Holdings, Inc. and Ionic Ventures, LLC.	8-K	01/11/2023	10.1
6.17	Debenture Purchase Agreement, dated as of March 14, 2023, between Remark Holdings, Inc. and Ionic Ventures, LLC.	8-K	03/16/2023	10.1
6.18	Registration Rights Agreement, dated as of March 14, 2023, between Remark Holdings, Inc. and Ionic Ventures, LLC.	8-K	03/16/2023	10.2
6.19	Note Purchase Agreement, dated as of March 14, 2023, between Remark Holdings, Inc., Mudrick Capital Management, LP and TMI Trust Company (as Note Agent)	8-K	03/16/2023	10.3
6.20	First Amendment, dated as of January 9, 2024, to Purchase Agreement dated as of October 6, 2022, by and between Remark Holdings, Inc. and Ionic Ventures, LLC	8-K	01/16/2024	10.1
6.21	Agreement, dated January 29, 2024, by and between Remark Holdings, Inc. and Microsoft Corporation	8-K	01/30/2024	10.1
6.22	Letter Agreement, dated as of February 14, 2024, by and between Remark Holdings, Inc. and Ionic Ventures, LLC	8-K	02/21/2024	10.1
6.23	Exchange Agreement, dated August 5, 2024, by and between Remark Holdings, Inc. and Mudrick Capital Management, L.P.	8-K	08/07/2024	10.1
6.24	Guaranty and Security Agreement, dated August 5, 2024, by and between Remark Holdings, Inc. and Mudrick Capital Management, L.P.	8-K	08/07/2024	10.2
6.25	Stock Purchase Agreement dated October 31, 2024 by and between Remark Holdings, Inc. and Kai-Shing Tao	8-K	10/31/2024	10.1
10.1	Power of Attorney	1-A/A	10/15/2024	10.1
11.1(1)	Consent of Weinberg & Company
11.2	Consent of Fox Rothschild LLP (included in Exhibit 12.1)	1-A/A	10/28/2024	12.1
12.1	Opinion of Fox Rothschild LLP	1-A/A	10/28/2024	12.1

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Las Vegas, State of Nevada, on November 5, 2024.

REMARK HOLDINGS, INC.

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Kai-Shing Tao	Chief Executive Officer and Chairman	November 5, 2024
Kai-Shing Tao	(principal executive, financial and accounting officer)

*	Director	November 5, 2024
Theodore Botts

*	Director	November 5, 2024
Brett Ratner

*	Director	November 5, 2024
Daniel Stein

*	Director	November 5, 2024
Elizabeth Xu

*	By:	/s/ Kai-Shing Tao
Kai-Shing Tao
Attorney-in-Fact